Jun 29, 2022


Davenport SAF-T Systems
Sponsored
It's not enough and it's a CROWDFUND! Our SAF-T VEST campaign is gaining MAJOR momentum! Learn how you can "Invest in the Vest!" and help us speed up our progress.
https://wefunder.com/davenportsaftsystems
Important legal disclosures
https://tinyurl.com/4k9ufta
wefunder.com
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy...
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Davenport SAF-T Systems
Sponsored
Learn more
It's not enough and it's a CROWDFUND! Our SAF-T VEST campaign is gaining MAJOR momentum! Learn how you can "Invest in the Vest!" and help us speed up our progress.
https://wefunder.com/davenportsaftsystems
Important legal disclosures: https://tinyurl.com/4k9ufta


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Davenport SAF-T Systems
Sponsored
Invest in Davenport SAF-T Systems: The SAF...
Do you worry about a loved one suffering a fall injury? I do. Her name is Martha.
Now your turn. First name only, please.
Help us develop the SAF-T VEST & have a stake in our success! More at www.wefunder.com/davenportsaftsystems.
Legal disclosure
http://tinyurl.com/4lk9ufta
Learn more


Davenport SAF-T Systems
Sponsored
We're building the SAF-T VEST to protect older adults from life-threatening fall injuries. With your help, we can speed up our progress.
Stand up for fall protection and have a stake in our success.
Legal disclosure: https://tinyurl.com/4cpkmkw7
Actual home video used with permission.
wefunder.com
Invest in the SAF-T VEST!
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Sponsored
SAF-T VEST
Learn more
We're building the SAF-T VEST to protect older adults from life-threatening fall injuries. With your help, we can speed up our progress.
Stand up for fall protection and have a stake in our success.
Legal disclosure: https://tinyurl.com/4cpkmkw7


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Davenport SAF-T Systems
We're building the SAF-T VEST to protect older adults from life-threatening fall injuries. With your help, we can speed up our progress.
Stand up for fall protection--and have a stake in our success.
Legal disclosure:
https://tinyurl.com/4cpkmkw7
Learn more

Ryan Davenport (He/Him) • You
Co-Founder and CEO, Davenport SAF-T Systems
1mo •

Because these numbers are going the wrong way
https://lnkd.in/gHUFeYKY
#crowdfunding #wearabletech #agingwell #injuryprevention

Read our legal disclosure: https://lnkd.in/gNhtX-Tz


Deaths due to falling among adults 65 and older:
2000 - 20,518
2017 – 31,190
37% increase
2018 – 32,731
2019 – 34,212
2020 – 36,508
Source: Centers for Disease Control and Prevention
SAF-T VEST

Erin O'Connell and 7 others

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Ryan Davenport (He/Him) • You
Co-Founder and CEO, Davenport SAF-T Systems
6mo •

Q. How often does a fall involving an older adult occur in the U.S.?
A. Every second of every day. (source: CDC)

We need a solution that will protect older adults if and when they fall. Learn more about our work to develop the SAF-T VEST. Then, find out how you can have a stake in our success.

https://lnkd.in/gHUFeYKY
Read our legal disclosure: https://lnkd.in/gtcrGJWs



Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.
wefunder.com • 1 min read

Ryan Davenport (He/Him) • You
Co-Founder and CEO, Davenport SAF-T Systems
1mo •

25 - Percent of older adults who fall each year in the U.S.
300,000 - Number of hip fractures that occur each year
95 - Percent of hip fractures caused by falls
(source: CDC)

68 - Percent of our crowdfunding goal achieved so far
52 - Number of people crowdfunding the SAF-T VEST

https://lnkd.in/gHUFeYKY
Read our legal disclosure: https://lnkd.in/gNhtX-Tz

#crowdfunding #wearabletech #agingwell #injuryprevention



Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Learn why we're crowdfunding a novel solution: wearable fall protection!

Davenport SAF-T Systems
2mo •

The cost of falling down is not going down.

https://lnkd.in/g7mWNk
Read our legal notice: https://lnkd.in/ge--dtL3


Do you know the co$t of a fall injury?
HIP FRACTURE
$50,508 AVG PER PATIENT
NURSING HOMES
$108,408 ANNUALLY

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Ryan Davenport (He/Him) • You

Co-Founder and CEO, Davenport SAF-T Systems

#crowdfunding

https://lnkd.in/gHUFeYKY

https://lnkd.in/gtkrGJWs


SAF-T
VEST™

Ryan Davenport (He/Him) • You

Co-Founder and CEO, Davenport SAF-T Systems

Fall leaves are beautiful. But falling down can be devastating. What if you could wear a vest that would protect you if you fell? Learn how you can help speed our progress developing the SAF-T VEST.

Read our legal disclosure



Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

wefunder.com

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Ryan Davenport (He/Him) Author

Co-Founder and CEO, Davenport SAF-T Systems

Legal disclosure: We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Ryan Davenport (He/Him) • You

Co-Founder and CEO, Davenport SAF-T Systems

More than 25 people have already stepped up to support our mission! For as little as $100 you can help us protect our older loved ones from fall injuries which allows them to stay active and independent. #FallsPreventionAwarenessWeek #startup #wearabletech

Legal disclosure



Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

wefunder.com

Co-Founder and CEO, Davenport SAF-T Systems

Q. How often does a fall involving an older adult occur in the U.S.?

A. Every second of every day. (source: CDC)

We need a solution that will protect older adults if and when they fall. Learn more about our work to develop the SAF-T VEST. Then find out how you can have a stake in our success.

https://lnkd.in/gHUFeYKY

Read our legal disclosure: https://lnkd.in/gtkrGJWs



Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

wefunder.com

Ryan Davenport and Wendy Jacobson commented on this

Ryan Davenport · You
Co-founder and CEO, Davenport SAF-T Systems

Think of it as your life jacket on land. Because falling is not a normal part of aging.
#crowdfunding

https://lnkd.in/gIILFeYKY
https://lnkd.in/gtbrGJWs



SAF-T
VEST™

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Ryan Davenport · You

Sponsored by #wefunder #crowdfunding



Invest in Davenport SAF-T Systems. The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

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LaunchMN

Let's shine a startup spotlight on Davenport SAF-T Systems. This LaunchMN grantee is creating wearable tech to reduce injuries from falls among older adults.

The SAF-T VEST uses sensors to detect a fall and airbags to absorb the impact – all in less than a half second. Similar tech is already being utilized among downhill skiers and motorcyclists.

"If we can protect people moving more than 50 mph down mountains and highways, we should be able to protect our parents and grandparents if they should fall on the driveway," says CTO Ryan Davenport.

Davenport SAF-T Systems is crowdfunding to speed up the development of the SAF-T VEST. The company's goal is to raise at least $50K!

Learn more about Davenport SAF-T through the links in the comments.



DESIGN FEATURES
Lightweight and comfortable
SAF-T
VEST

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LaunchMN Author

Crowdfunding campaign: https://wefunder.com/davenportsaftsystems

Legal disclosure: https://help.wefunder.com/testing-the-wat ...see more

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Ryan Davenport · You
Co-founder and CEO, Davenport SAF-T Systems

Special thanks to Launch Minnesota for supporting start-ups and entrepreneurs! Davenport SAF-T Systems appreciates being in the spotlight for our work to reduce injuries from falls!

Member Spotlight: Ryan Davenport, SAF-T Systems



[illegible]
CO-FOUNDER & CEO


Ryan Davenport
SAF-T Systems
Co-Founder & CEO

Throughout the span of his [illegible]-year career, board-certified orthopedic surgeon Jay A. Davenport, M.D., saw a large segment of his practice treating elderly people for injuries sustained from falling. A broken hip or head injury can be substantial, even fatal, and a $[illegible] billion market opportunity to [illegible] their fall.

Ryan Davenport is the Co-Founder and CEO of Davenport SAF-T Systems and in the thick of getting their fall-protection prototype, the SAF-T Vest, to market to begin tackling the issue directly.

What does SAF-T Vest do and why is this important to you?

The SAF-T VEST is a lightweight, wearable technology designed by an orthopedic surgeon to protect older adults from devastating fall injuries. It will detect a fall in progress, then deploy and inflate a system of airbags absorbing the impact of the fall in less than half a second. Falls are such a common occurrence. We all know somebody who fell and suffered a terrible injury. According to the CDC, more than one in four older adults falls each year and [illegible]% of falls cause serious injury. My father and co-founder, Jay A. Davenport, M.D., designed the SAF-T VEST based on his experience treating countless older adults who suffered terrible injuries from falls. It will provide 360-degree fall protection [illegible] in the [illegible]. It will be indispensable for nursing homes, where half of all residents fall each year and hospitals, where [illegible]. A terrible fall injury, such as a hip fracture or traumatic brain injury, is a life-threatening event. It can trigger a decline in health from which many never recover. It can be the difference between living independently or in a nursing home. The SAF-T VEST can also [illegible] independence. We are committed to bringing the SAF-T VEST to market because we believe it will reduce injuries, reduce healthcare costs and reduce the pain and heartache felt by families and their loved ones.

Take us back to when you decided to take the leap and pursue SAF-T Vest: how did you know it was the right time? What did you learn early on from that first move?

About seven years ago, Jay showed me some sketches he created of a vest equipped with motion sensors, a microprocessor and airbags. So, I researched fall protection systems. I found airbag-equipped jackets for motorcycling, downhill skiing and equestrian, but nothing to protect our parents, grandparents or our neighbors 65 and above. That's when Dad and I decided to get serious. In 201[illegible], we filed for a patent and formed our company, Davenport SAF-T Systems. We formed an advisory board, competed in [illegible] and the [illegible] Challenge early-stage accelerator, and we built a 1st gen prototype with the School of Engineering at University of St. Thomas. In January 2021, we received a U.S. Patent for the SAF-T VEST. Today we're collaborating on an NIH grant application with a fall researcher at the University of Illinois at Chicago. Finally, we're working with a local engineering firm to map out the plan for building an advanced prototype.

How has Kinetic been a resource for you along the way? Is there a particular conversation that stands out, and if so, what happened that made it memorable?

Kinetic has been terrific because I've been able to meet and tap the knowledge of so many interesting people. While getting to know each other, I've been able to ask questions or seek advice on challenges in front of me. It's amazing how many great ideas I get from people who are experts in other fields, but their perspective helps me find a new approach or strategy that gets me back on a roll. One of my favorite conversations was with somebody who works in a test kitchen developing new recipes for a major food supplier. We discussed our unique challenges and then shared ideas about how to solve them.

Four months left in the year – what's top priority for you and the team before '22 hits? How can the Kinetic community be a resource?

We only have three priorities. Fundraising, fundraising and fundraising. We need to build advanced SAF-T VEST prototypes that can be tested on healthy adults. So, we're crowdfunding and [illegible]. Crowdfunding allows more people to invest in a company they believe in because you don't have to be a millionaire. You can have a stake in a company like ours for as little as $[illegible]. Learn more about our campaign at https://wefunder.com/davenportsaftsystems. Also, read our legal disclosure: https://tinyurl.com/[illegible]


Aug 25
We're crowdfunding!
Invest in the 'Vest!
Learn more
https://wefunder.com/davenportsaftsystems
Read our legal disclosure
https://tinyurl.com/
SAF-T
VEST


Jul 1
Answer: an older adult falls in the U.S. every second
DAVENPORT
SAF-T
SYSTEMS
Support our solution!
wefunder.com/davenport saftsystems
Legal disclosure:
http://tinyurl.com/4fk9ufta


Davenport SAF-T Systems
Legal disclosure:
DESIGN FEATURES
SAFT VEST
WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.
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https://wefunder.com/davenportsaftsystems
Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan
DAVENPORT
SAF-T
SYSTEMS™
Legal Disclosure:
We are 'testing the waters' to gauge investor interest
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Davenport SAF-T S...
Paramedicine
Fall findings
Patients who fell from a standing level had significantly more head injuries than those who fell from greater heights.
Legal Notice:
https://tinyurl.com/4cpkmkw7
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Ryan Davenport (He/Him)
Projects
SAF-T VEST crowdfunding campaign is LIVE!
Show project
or interest involves no obligation or commitment of any kind

Ryan Davenport
February 27 at 7:34 PM

Powered by 35 people who support our mission! We need10 more crowd funders by Friday, March 3! Learn how we plan to help older adults remain active, independent and protected if they fall down.

Davenport SAF-T Systems
February 27 at 7:27 PM

Our crowdfunding campaign has reached 93% of its goal! If we were:
• Climbing Mount Everest, we'd be at 27,000 feet!
• Running a marathon, we'd be at Mile 24! (Water!)
• Peddling the 4,205 mile Transamerica Bike Route from Oregon to Pennsylvania, we'd be in Richmond, Virginia!

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/2p8tv88c



Davenport SAF-T Systems
January 30

91 Age of actor William Shatner

91 Stories in New York City's Steinway Tower, the world's "skinniest" skyscraper

91 - Speed (in mph) of Minnesota Twins pitcher Kenta Maeda's four seam fastball

91 Percent of SAF-T VEST crowdfunding goal achieved so far.

https://wefunder.com/davenportsaftsystems

Legal disclosure: https://tinyurl.com/yblre9ys



WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Ryan Davenport
February 26 at 3:51 PM

A fall is a violent collision with the floor or the ground. Airbags are lifesavers.



Davenport SAF-T Systems
February 26 at 3:41 PM

Q. Why is falling out of bed or falling from a standing position so

A. Because you would hit the floor at about 9 mph. The force of the impact would be more than three times your body weight.

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/2p8tv88c

Ethan Davenport, Karen O'Leary and 6 others 2

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Dan O'Leary
That's quite the fall.
Like Reply 2w

Sarah Cutler Parrott
Amy Parrott Brown this is what I was telling y'all about last night at dinner

Ryan Davenport is with Steve McCarthy and 4 others.
January 26

25 Percent of older adults who fall each year in the U.S.
300,000 - Number of hip fractures that occur each year
95 - Percent of hip fractures caused by falls

66 Percent of our crowdfunding goal achieved so far
32 Number of people crowdfunding the SAF-T VEST

https://wefunder.com/davenportsaftsystems
Read our legal disclosure: https://tinyurl.com/2p8tv88c



WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Ryan Davenport
January 11 ·

We are crowdfunding a smart, wearable tech solution to keep older adults safe. Check our progress at the links below. Almost there!!


Do you know the co$t of a fall injury?
HIP FRACTURE
$50,508 AVG PER PATIENT
NURSING HOMES
$108,408 ANNUALLY
BASED ON PRIVATE ROOM

Davenport SAF-T Systems
January 11 ·

The cost of falling down is not going down.

https://wefunder.com/davenportsaftsystems
Read our legal disclosure: https://tinyurl.com/4cpkmkw7

Ethan Davenport, Stasia Johnson Steinhagen and 1 other


Do you know the co$t of a fall injury?
HIP FRACTURE
$50,508 AVG PER PATIENT
NURSING HOMES
$108,408 ANNUALLY

Davenport SAF-T Systems
January 11 ·

The cost of falling down is not going down.

https://wefunder.com/davenportsaftsystems
Read our legal disclosure: https://tinyurl.com/4cpkmkw7

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Ryan Davenport is with Brian Kohlbeck and 4 others.
November 10, 2022 ·

Crowdfunders like Kirsten care about the SAF-T VEST. By helping us, you could be protecting a member of your own family someday from a devastating fall injury.

"Your SAF-T Vest has the potential to save millions of lives. I wish it had been available when my mom was alive; it could have prevented the hip injury that ultimately led to her passing." -Kirsten

https://wefunder.com/davenportsaftsystems
Read our legal disclosure:
https://tinyurl.com/2p8apx6d



WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Ryan Davenport
November 1, 2022 ·



WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Jill Aoberg Lavalle

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Ryan Davenport
July 24, 2022

Protection without stigmatizing



Davenport SAF-T Systems
July 21, 2022

1. Build a smart vest that will protect our loved ones if they fall.
2. Make it light weight and look great.
wefunder.com/davenportsaftsystems
Legal disclosures: https://tinyurl.com/4cpkmkw7

Ethan Davenport, Stasia Johnson Steinhagen and 8 others

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Ryan Davenport is with **Lance Silverman**.
June 30, 2022

Big shout out to Lance Silverman, M.D. and his team at Silverman Ankle & Foot for amplifying our critically important crowdfunding campaign for the SAF-T VEST!!
https://www.anklefootmd.com/the-saf-t-vest-crowdfunding.../
https://wefunder.com/davenportsaftsystems
See here for important legal disclosures:
https://tinyurl.com/4fe7utfa

ANKLEFOOTMD.COM
The SAF-T Vest Crowdfunding Campaign is Live! | Dr. Lance Silverman
The SAF-T vest has officially entered the Community Round of its crowdfunding campaign!

Ethan Davenport, Trisha Zeiher and 2 others

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Ryan Davenport
July 29, 2022

A broken hip could mean the end of independent living for an older adult.


DID YOU KNOW...?
EACH YEAR ABOUT 300,000 OLDER ADULTS IN THE U.S. ARE HOSPITALIZED FOR HIP FRACTURES. MORE THAN 95% OF HIP FRACTURES ARE CAUSED BY FALLS. #INVEST IN THE VEST!
DAVENPORT
SAF-T

Davenport SAF-T Systems
July 22, 2022

Another reason we're crowdfunding the SAF-T VEST...

www.wefunder.com/davenportsaftsystems
Legal Disclosures: https://tinyurl.com/4cpkmkw7

Ethan Davenport, Stasia Johnson Steinhagen and 3 others 2 shares

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WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Steve McCarthy, Ethan Davenport and 9 others 1 comment

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Ryan Davenport
"Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

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Davenport SAF-T Systems
Published by Ryan Davenport · January 26 ·



WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

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Davenport SAF-T Systems
Read our legal disclosure: [illegible]

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Testing the waters legal disclosure • Wefunder

Davenport SAF-T Systems
Published by Ryan Davenport · October 20, 2022 ·

Personal airbag systems are used by elite downhill skiers and motorcyclists to protect them in a crash. So why can't we protect our parents and grandparents if they fall in the living room?

We can.

https://wefunder.com/davenportsaftsystems

Legal disclosure: tinyurl.com/4cpkmkw7



WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems
Published by [illegible] · September [illegible], 2022 ·

A broken hip is just one type of serious injury that can be caused by a fall. We're building the SAF-T VEST to protect you from the hips to the head. And unless you fall, nobody will know we've got your back. Learn more:

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7


SAF-T
VEST

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Davenport SAF-T Systems
Published by Ryan Davenport · November 1, 2022 ·

Did you know?
The death rate from falls in the U.S. increased 30% from 2007-2016. (source: Centers for Disease Control and Prevention)

We're doing something about that. Learn how you can help us:

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7



WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems
Published by [illegible] · October 1, 2022 ·

In a 2021 Australian study of nearly 700 patients taken to the hospital by ambulance with serious injuries from falls, 60% were men with a median age of 66. The median age for women was 81.
Source: Australian Journal of Paramedicine

wefunder.com/davenportsaftsystems
Legal notice: https://tinyurl.com/4cpkmkw7



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Davenport SAF-T Systems
Published by [illegible] · September 10, 2022 ·

Is just staying home the key to avoiding falls? According to the National Council on Aging more than half of all falls take place in the home. We're building the SAF-T VEST so you can stay active and independent. Learn more:

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7


DESIGN FEATURES
Proven airbag protection
Rapid deflation absorbs impact
Lightweight and comfortable
SAF-T
VEST

Davenport SAF-T Systems
Published by Hootsuite · September 28, 2022

Did you know?
More than one in four older adults falls each year--but less than half tell their doctor. It's time to start talking about falls and fall injury protection. Learn more.

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7



WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems
Published by Hootsuite · September 27, 2022

A hip fracture in an older adult is life threatening. Nearly all these injuries ([illegible]) are caused by falls.
Do you know someone who fell and hurt themselves? Here's how you can help.
#crowdfunding

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7



Davenport SAF-T Systems
Published by Hootsuite · September [illegible], 2022

It's smart to reduce your risk of falling. After all, we reduce our risk of a car crash by driving the speed limit and signaling our turns. But, we still use seatbelts and airbags, just in case.

Introducing the SAF-T VEST fall injury protection, just in case.
https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7 ... See more


Actual home video used with permission.

Davenport SAF-T Systems
Published by Hootsuite · September [illegible]

Did you know?
Once an older adult falls for the first time, that individual is twice as likely to fall again. [source: CDC]

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7



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1

Davenport SAF-T Systems
Published by Hootsuite · September [illegible], 2022

Falls are the most common cause of accidental injury among people 65 and above. They are also the leading cause of traumatic brain injury. Sadly, a bad fall could mean it's no longer safe to live at home.

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7


where they have the treasures of
their life.

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Davenport SAF-T Systems
Published by Hootsuite · September 24, 2022

According to the NHTSA, airbags have saved more than [illegible] lives in the U.S. Today, motorcyclists, elite downhill skiers and equestrians are wearing personal airbag systems. We can think of a few more people who could use this lifesaving technology. #FallsPreventionAwareness

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7


If you could reduce the severity of

Davenport SAF-T Systems
Published by Ryan Davenport · September 21, 2022

More compelling evidence that falls are a key concern among adults as we age. We're bringing an innovative solution to address this crisis.
#FallsPreventionAwarenessWeek

Wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7



SafelyYou
Trusted technology.
Expert insights.
Safer dementia care.

FINANCE.YAHOO.COM
SafelyYou Launches Inaugural State of Falls Report; Reveals 67% of Family Caregivers Say Their Loved One Has Experienced One or More...

Davenport SAF-T Systems
Published by Hootsuite · September 22, 2022

More than 1 in 4 older adults falls each year in the U.S. (CDC)
In 20 years, the number of adults 65 and above will increase from 56M to 85M. (US Census Bureau)
#FallsPreventionAwarenessWeek
https://wefunder.com/davenportsaftsystems ... See more



WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems
Published by Hootsuite · September 22, 2022

According to the NHTSA, airbags have saved more than 50,000 lives in the U.S. Today, motorcyclists, elite downhill skiers and equestrians are wearing personal airbag systems. We can think of a few more people who could use this lifesaving technology. #FallsPreventionAwareness

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7



Inventor, SAF-T VEST
going 60-80 miles an hour on
impact, couldn't some sort of a

Davenport SAF-T Systems
Published by Hootsuite · September 21, 2022

Each year there are more than 300,000 hip fracture injuries in the U.S. About 95% were caused by falls. (source: Centers for Disease Control and Prevention)
#FallsPreventionAwarenessWeek

https://wefunder.com/davenportsaftsystems Legal disclosure:
https://tinyurl.com/4cpkmkw7

WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems
Published by Ryan Davenport · September 21, 2022

We are so close to reaching our goal. Imagine having a stake in a new technology that protects our elders - our parents and grandparents - from devastating injuries in a fall, allowing them to stay active and independent.

Legal disclosure: https://tinyurl.com/4cpkmkw7

WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems
Published by Hootsuite · September 20, 2022

Did you know?
Half of all nursing home residents in the U.S. fall each year. (source: Agency for Healthcare Research and Quality)
#FallsPreventionAwarenessWeek

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7

WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems

The best way to avoid a life-altering fall injury is to reduce your risk of falling. And yet, falls and fall injuries still occur. It's time to talk about fall injury protection.
#FallsPreventionAwarenessWeek

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7



As we mark Falls Prevention Awareness Week, this is a great time to learn how you can reduce your risk of falling. We also think it's time to learn about fall protection.
#FallsPreventionAwarenessWeek

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7


When a person is standing and
walking, it would anticipate

WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of...
Learn more

Davenport SAF-T Systems

We have a vested interest in reducing devastating fall injuries among older adults. How about you?

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7

WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems

Don't worry. The SAF-T VEST will have your back. And your hips. And your head. And your elbows...

https://wefunder.com/davenportsaftsystems Legal disclosure: https://tinyurl.com/4cpkmkw7

WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall

Davenport SAF-T Systems

Why are people investing in the SAF-T VEST? Here's what some of them told us.
[illegible] investor
"Intriguing concept in lifesaving technology! Craig, investor
"I believe this is a great idea and I want to be part of it." Denis, investor

https://wefunder.com/davenportsaftsystems Legal Disclosure: https://tinyurl.com/4cpkmkw7

WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall

Davenport SAF-T Systems

Jay A. Davenport, M.D., inventor of the SAF-T VEST explains why it's so important for older adults to feel safe and confident in their ability to walk. We're developing the SAF-T VEST because fall injury protection is critical to preserving independence. Help us speed our progress! More at https://wefunder.com/davenportsaftsystems
Read our legal disclosure: https://tinyurl.com/4cpkmkw7


Well I don't think anybody enjoys
the sense of being overwhelmed

Davenport SAF-T Systems
Published by Ryan Davenport · July 28, 2022

It's getting a little crowded and we couldn't be happier about it! There's ALWAYS room for more in our crowdfunding campaign!
Invest in the Vest!

https://wefunder.com/davenportsaftsystems
Legal disclosure: https://tinyurl.com/4cpkmkw7



See insights and ads | Boost post

Davenport SAF-T Systems
Published by Ryan Davenport · July 21, 2022



Davenport SAF-T Systems
Health & wellness website
Learn more

Davenport SAF-T Systems
Published by Hootsuite · July 21, 2022

When it comes to falls, women are 6x more likely than men to hit the ground on their hips, according to a 1994 study. A hip fracture is a life threatening event for older adults. That's why we're crowdfunding the SAF-T VEST.

Invest in the Vest! http://www.wefunder.com/davenportsaftsystems
Legal Disclosure: https://tinyurl.com/4cpkmkw7

Davenport SAF-T Systems
Published by Hootsuite · July 25, 2022

Sometimes being #1 is not what it's cracked up to be. Falls are the leading cause of fatal and nonfatal injury among older adults.

www.wefunder.com/davenportsaftsystems.com
Legal Disclosure: tinyurl.com/4cpkmkw7


DAVENPORT
SAF-T
SYSTEMS

Davenport SAF-T Systems
Published by Hootsuite · July 21, 2022

1. Build a smart vest that will protect our loved ones if they fall.
2. Make it lightweight and look great.
wefunder.com/davenportsaftsystems
Legal disclosures: https://tinyurl.com/4cpkmkw7



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Davenport SAF-T Systems is with Dr Lance M Silverman, MD.
According to a 1994 study, most people […] fall in a forward direction. The SAF-T VEST is designed with a forward facing donut shaped airbag that inflates in the blink of an eye.
Invest in the Vest
Legal Disclosure:
See insights and ads
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Davenport SAF-T Systems is with Dr Lance M Silverman, MD
Let's crowdfund! Invest in the VEST
www.wefunder.com/davenportsaftsystems
Legal disclosure: tinyurl.com/4cpkmkw7
WE'RE MAKING PROGRESS!
THE SAF-T VEST CROWDFUNDING CAMPAIGN HAS LANDED […] INVESTORS SO FAR!
WE NEED TO RAISE AT LEAST $50,000 IN PLEDGED INVESTMENTS OR THE CAMPAIGN FAILS AND WE GET NOTHING!
DAVENPORT
SAF-T
SYSTEMS


Davenport SAF-T Systems
Published by Hootsuite
Do you worry about a loved one suffering a fall injury? I do. Her name is Martha.
Now, your turn. First name only, please.
Help us develop the SAF-T VEST & have a stake in our success! More at:
www.wefunder.com/davenportsaftsystems ... See more
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Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of...
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Davenport SAF-T Systems
Published by Hootsuite
Another reason we're crowdfunding the SAF-T VEST...
www.wefunder.com/davenportsaftsystems
Legal Disclosure: https://tinyurl.com/4cpkmkw7
DID YOU KNOW...?
EACH YEAR ABOUT 300,000 OLDER ADULTS IN THE U.S. ARE HOSPITALIZED FOR HIP FRACTURES. MORE THAN 95% OF HIP FRACTURES ARE CAUSED BY FALLS. #INVEST IN THE VEST

Davenport SAF-T Systems
Published by Hootsuite · June 29, 2022

1's not enough and 3's a CROWDFUND! Our SAF-T VEST campaign is gaining MAJOR momentum! Learn how you can "Invest in the Vest!" and help us speed up our progress. https://wefunder.com/davenportsaftsystems

Important legal disclosures. https://tinyurl.com/4fk9ufta

WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems
Published by Ryan Davenport · June 7, 2022

Thrilled to announce:

We're crowdfunding the SAF-T VEST! Now you can help us "turbocharge" our progress.

All the details at the link below:

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

WEFUNDER.COM
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

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Hi all,
Ryan here! I hope you all are well and enjoying the first days of summer!! It's actually more like spring in Minnesota but still pretty nice.
There's more news about Jay's patented SAF-T VEST. We have officially launched a crowdfunding campaign to help speed up our development process.

Of course--no obligation--but if you're curious you can check out our new crowdfunding page. Crowdfunding is nice because you don't have to be an accredited investor. Anybody can invest and the minimum investment is much lower that standard investor seed rounds.

Here's the link:
https://wefunder.com/davenportsaftsystems/

You can reach out to me with any questions. And here's some legal info I also provide (and it's on the crowdfunding site.)

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Thanks again! Hope everybody is doing great! And seriously, no obligation.

6/9/22, 11:14 AM

Hi Keith, Karen, Dan, Megan, John, Ann, Michael and Tara (hi honey!) Michael sorry, I don't have Sue's contact info! So please share with her and say hi!

I hope you all are well and enjoying the first days of summer (or last days of spring). It's more like spring in Minnesota, but that's actually a nice change from six months of oppressive, unrelenting, soul crushing winter. 🙂

First just wanted to say the words and pictures on Facebook about Grandpa Joe's burial were so powerful. Thanks to all for sharing. Wish we could have been there. Looked like a gorgeous, picture perfect day.

Second--Thank you all for all of your kind words over the past few years about our SAF-T VEST work. There are still no guarantees about the future of our product or business. But we truly believe

this is the best way to keep our older loved ones safe and independent for as long as possible. Momentum continues to build. I'm going to keep pushing hard.

Quick shout out to Danny, for one. He's provided fantastic illustrations for us that capture the concept of wearable fall injury protection beautifully. We never would have gotten this thing off the ground without somebody who could express our ideas so effectively with detailed graphic arts. Danny amazing work. You've also been an awesome ambassador for the SAF-T VEST. And you all have been terrific about pumping up our posts on social!!

So--I think many of you know now that we have officially launched a crowdfunding campaign to help speed up our development process.

I invite each of you to check out our crowdfunding page on a platform called Wefunder. Crowdfunding is cool because

you don't have to be an accredited investor (aka filthy rich although they're welcome to invest too!!). Far more people can invest with crowdfunding because the minimum investment is much lower than standard investor funding rounds.

But here's the thing: PLEASE know there's NO obligation to invest at any level!! You've already been a huge factor in helping us get this far. However, I would certainly welcome any investment, should you choose to do so. Also if you have friends or in-laws or colleagues who might be interested in checking the page, please feel free to pass along.

Here's the link to our page:
https://wefunder.com/davenportsaftsystems/

Please reach out to me with any questions. Call me 612 240 0492 or email at ryan@davenportsaftsystems.com or send me a note right here on messenger. Whatever works!

I decided I wouldn't reach out to your grownup kids because I don't want to create any undo pressure on them, especially given the pressures young families are already under these days. I will leave any of those communication up to you all to share if/when you see fit.

And here's the legal info I also provide (and it's on the crowdfunding site.)

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

**Thanks again for your consideration!

Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Hey Bri

Here it is. My crowdfunding page on Wefunder. Could you review and tell me what you think? It's live, but I'm going to do a quiet phase where I reach out to potential bigger investors. I'll ask them for a couple things—consider supporting us with a pledge to invest AND let me know what questions you have that are not covered on the page.

Also – What do you think about greasing the wheels with your CEO, enough so that I (or you) could send him the link to the page and he won't be confused by it?

Let's chat!

Thanks for your feedback -verbal or written is fine. By Sunday night?

https://wefunder.com/davenportsaftsystems

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey Ted,

Here it is. My crowdfunding page on Wefunder. Could you review and tell me what you think? It's live, but I'm going to do a quiet phase where I reach out to potential bigger investors. I'll ask them for a couple things—consider supporting us with a pledge to invest AND let me know what questions you have that are not covered on the page.

Also – Do you have any folks in your network who might be interested in supporting the campaign? Let's chat!

Thanks for your feedback -verbal or written is fine. By Sunday night?

https://wefunder.com/davenportsaftsystems

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

This message was sent with High importance.

Hi Lance,

Here it is. My crowdfunding page on Wefunder. I know your time is always tight. However, if you could take a few minutes to review our crowdfunding page (link below) and tell me what you think—I'd be grateful. What is missing? Is there a key point left out? What is confusing?, etc.

The site is live, but we're starting with a quiet phase where I reach out to potential bigger investors. I'll ask them for a couple things – consider supporting us with a pledge to invest **AND** let me know what questions you have that are not covered on the page. Asking for feedback is a strategy in and of itself.

*Perhaps MOST important...please consider your own network of friends and contacts—does anybody come to mind who might be interested in joining our crowdfunding "movement" to support the SAF-T VEST? Crowdfunding is great because non accredited investors can have a stake in our success by pledging an investment that fits their budget (minimum is just $100). Let's chat!

Thanks for your feedback – verbal or written is fine. By Sunday night?

https://wefunder.com/davenportsaftsystems

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Joe,

As you know, my father and I, with guidance from our team of advisors, are bringing forward a novel, wearable technology designed to address a public health crisis that gets worse each year.

I'm reaching out because we're about to launch a crowdfunding campaign on Wefunder. The campaign is live now – we're just in a quiet phase. And per SEC rules, **we're only able to accept reservations** to invest in whatever amount individuals are comfortable investing (minimum is just $100). We must hit a minimum number of promised investment amounts before Wefunder opens up its network of one million investors to us.

Would you mind having a look at our page and let me know what you think? I'd be so grateful! We want the page to be compelling and to have a clear value proposition. It should also be informative and inspiring.

As we've discussed, injuries from falls take a devastating toll on millions of older adults, their families and healthcare resources. Fall injuries cost the U.S. about $50B in healthcare costs. According to the CDC, one in four older adults falls each year and one in five falls causes a serious injury. In 2019, some 39,000 people died from fall injuries—about 34,000 involved adults 65 and above.

Jay A. Davenport, M.D., designed the SAF-T VEST to address this crisis. Over the course of his 30-year career he treated countless seniors who suffered terrible injuries from falls. Despite decades of new strategies designed to prevent or reduce falls, the injuries continue to occur at alarming rates each year. So, Jay took a different approach. He concluded if we can't prevent the fall, let's protect those who fall from fall from getting hurt.

With the SAF-T VEST, seniors can walk with confidence, maintain their active lifestyle, and extend their independence.

Thanks in advance for your feedback, Joe! Happy to chat live or feel free to email your thoughts or questions!

Ryan

(Also, per SEC rules, I must include a legal disclaimer, below)

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ryan Davenport

Hi Tom!

Long time! Too long, really. How are you? Golfing? Boating? Fishing? Did you successfully navigate COVID? Thankfully—we've all gotten thru A-OK so far. How's the cabin?

Ok – now to the business at hand! You might remember a few years ago my dad and me started a little company called Davenport SAF-T Systems. We are developing a wearable technology designed to reduce fall injuries among older adults – whether they live at home or in some level of assisted living or nursing home. In January 2021 we got our 1st patent.

We're about to launch a crowdfunding campaign on Wefunder. The campaign is live now – we're just in a quiet phase. And per SEC rules, **we're only able to accept reservations** to invest in whatever amount individuals are comfortable investing (minimum is just $100). We need to hit a minimum of $50K in promised investment amounts before Wefunder opens its network of one million investors to us. We're pulling the lever on crowdfunding, but we're still pitching angel investors and venture capital. Everybody's been impressed, but they all say we're too early and they want to see monthly income. Well—that's the thing. We built a 1st gen prototype that demonstrates the core functions of the SAF-T VEST, but we need to build a version we can test on real people – volunteers. We have a fall researcher and her lab waiting to put our idea to the test. But we need funds to support the "build and test" phase. We're also applying for an NIH Grant in September, but raising money now is critical. So

Would you mind taking a look at our page and let me know what you think? I'm acutely aware of your sales and marketing expertise and having your eyes on it would be super helpful. We want the page to be compelling and to have a clear value proposition. It should also be informative and inspiring.

Injuries from falls take a devastating toll on millions of older adults, their families and healthcare resources. Fall injuries cost the U.S. about $50B in healthcare costs. According to the CDC, one in four older adults falls each year and one in five falls causes a serious injury. In 2019, some 39,000 people died from fall injuries—about 34,000 involved adults 65 and above.

My Dad, Jay Davenport, M.D., designed the SAF-T VEST to address this crisis. Over the course of his 30 year career as an orthopaedic surgeon he treated countless seniors who suffered terrible injuries from falls. Despite decades of new strategies designed to prevent or reduce falls, the injuries continue to occur at alarming rates each year. So, Jay took a different approach. He concluded if we can't prevent the fall, let's protect those who fall from fall from getting hurt. With the SAF-T VEST, seniors will walk with confidence, maintain their active lifestyle, and extend their independence.

Thanks in advance for your feedback, Tom! Happy to chat live or feel free to email your thoughts or questions! P.S.—According to SEC and crowdfunding rules, I need to include a legal disclaimer every time I invite somebody to check out our crowdfunding site. So—here it is!

Legal Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

We need to catch up sometime—with Mattie [illegible]

Best,

Hey you two!

As you both know, Jay and I, with guidance from our advisors, are developing a novel, wearable technology designed to address a public health crisis that gets worse each year. When older adults fall, they risk life changing, even life threatening consequences. I'm pretty sure we all know lots of folks who've stumbled, tripped, or gotten dizzy and lost their balance while standing up. It's not exactly a rare thing. That's why we're building the SAF-T VEST. Because one in four adults aged 65 and above falls each year in the U.S. (per the CDC). That's about 14 million people.

I'm reaching out because we're about to launch a crowdfunding campaign on **Wefunder**. The campaign is live — we're just in a quiet phase. Crowdfunding is cool because regular folks can invest in companies they think have a real shot of hitting it big — and you don't need to be filthy rich. Our minimum investment is $100. Also, per SEC rules, **we're only able to accept reservations to invest** in whatever amount individuals are comfortable investing. We need to hit $50K in promised investments before Wefunder opens its network of one million investors to us. That's when things can really take off.

***Would you mind taking a look at our page and let me know what you think?** Sharp eyes from a graphic designer and a writer are just what I need. I loaded a ton of info onto the platform. [illegible] (like emojis, for example) are in there based on my Wefunder rep's advice. But the page should be compelling and understandable to about an 8th grade reading level. It should also be informative and inspiring. There are videos, jpeg images, logos, a Q&A section and a slide deck.

Fall injuries cost the U.S. about $50B in healthcare costs. According to the CDC, one in five falls causes a serious injury. In 2019, 39,000 people died from fall injuries — about 34,000 involved adults 65 and above.

Jay designed the SAF-T VEST to address this crisis. Over the course of his 30 year career he treated countless seniors who suffered terrible injuries from falls. Despite decades of new strategies designed to prevent or reduce falls, the injuries continue to occur at alarming rates. So, Jay took a different approach. He concluded if we can't prevent the fall, let's protect those who fall from getting hurt.

With the SAF-T VEST, seniors can walk with confidence, maintain their active lifestyle, and extend their independence. Thanks in advance for your feedback, Jon, and Paige! I'm happy to talk live or feel free to email your thoughts or questions! Can't wait to see you all next month! !

Ryan

(Also, per SEC rules, I must include a legal disclaimer, below)

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ryan Davenport

Hey David!

Here it is. My crowdfunding page on Wefunder. Could you review and tell me what you think? It's live, but we're in a quiet phase where I reach out to potential bigger investors. I'll ask them for a couple things—consider supporting us with a pledge to invest AND let me know what questions you have that are not covered on the page.

Also — Do you have any folks in your network who might be interested in supporting the campaign? Let's chat!

Thanks for your feedback - verbal or written is fine.

Say hi to Colleen and the kids! Good luck with planting!!

https://wefunder.com/davenportsaftsystems

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ryan Davenport
Co-Founder and CEO

Hi Sara,

I'm reaching out with an update. Our crowdfunding site on Wefunder is now live! We're still in a quiet phase as I reach out to a select group of folk to get their feedback on how it looks. Which is why I'm reaching out to you. I'm inviting you to look at the site and let me know what you think works, what doesn't work and any other questions that come to mind. Wefunder has been looking at it too, and they've advised me on a few things—like for example—they told me to use emojis on our list of highlights. I'm not an emoji using person but, it does look like some of their mos successful sites have emojis.

Anyway—thanks in advance if you're able to look at it. No worries if you've got too much going on. I also must include the disclaimer anytime I sen out the link to the site. Per SEC rules.

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Best,

Ryan Davenport

Sorry
Forgot the link to the crowdfunding site!

https://wefunder.com/davenportsaftysystems

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Mike,

Hope all is well with you!
I'm reaching out with an update. Our crowdfunding site on Wefunder is now live! We're still in a quiet phase as I reach out to a select group of folks to get their feedback on how it looks.

Which is why I'm reaching out to you. If you're not too busy, please take a look at the site and let me know what you think. What works, what doesn't and any other questions that come to mind. Wefunder has been looking at it too, and they've advised me on a few things—like for example—they told me to use **emojis** on our list of highlights. I'm not an emoji using person but, it does look like some of their most successful sites have emojis. So—I put 'em in.

Anyway—thanks in advance if you're able to look at it. No worries if you've got too much going on. I also must include the disclaimer anytime I send out the link to the site. Per SEC rules.

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Best,

Ryan Davenport

Hi Michele,

How are you? It's been a while! We are finally seeing spring up here in Minneapolis. That was one brutally long winter. Assuming weather is great where you are.

I'm reaching out with an update. Our crowdfunding site on Wefunder is now live! We're still in a quiet phase as I reach out to a select group of fol to get their feedback on how it looks.

Which is why I'm reaching out to you. I'm inviting you to look at the site and let me know what works, what doesn't work and any questions that come to mind. Wefunder has been looking at it too, and they've advised me on a few things—like for example—they told me to use emojis on our list of highlights. I'm not an emoji using person but, it does look like some of their most successful sites have emojis.

Anyway—thanks in advance if you're able to look at it. No worries if you've got too much going on. I also must include the disclaimer anytime I se out the link to the site. Per SEC rules.

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indicatio of interest involves no obligation or commitment of any kind.

Best,

Ryan Davenport

Hey Brian-
Fun to hang out again! And, congrats on getting that new client – in real time, while sipping a beer, no less! Impressive.
Always appreciate you keeping me in mind on potential work coming up—if I can be of any help.

And—[here's the crowdfunding link](#)! We're still in a quiet phase and will probably go much bigger after everybody is back from the holiday weekend
But let me know if you have any thoughts or questions about the layout, the strategy, the content, etc.

Talk soon!
p.s. Per SEC rules I'm obligated to share the legal disclaimer EVERY TIME I send out the link and promote on social. Seriously. I don't want to go to jail.

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems

RD Ryan Davenport
To: arthur

Reply | Reply All | Forward | •••

Mon 5/30/2022 9:34 AM

I need to comply with SEC rules on crowdfunding – so here is our legal disclaimer:

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: Ryan Davenport
Sent: Monday, May 30, 2022 9:22 AM
To: arthur <ahiginbotham@msn.com>
Subject: Our seed round raise
Importance: High

Hi Art,
It was good to see you last week at Helen and Finley's birthday party. Thank you for asking about our progress with the SAF-T VEST. We are about to open our crowdfunding campaign, and you can take a look at this special website for more information about our start-up and how you can invest.

Here's the link to the website:

https://wefunder.com/davenportsaftsystems

Let me know if you have any questions.

Hi Chris and LaVonne!
Hope all is well. It sounds like we'll still setting our navigation system for Belle Plaine next month! I'll plan to avoid eating for at least 2 days prior because I'm planning to enjoy some guilt free feasting. (I'll chat too, in between bites.)

Have a look at our new crowdfunding website! We'll be launching later this week. But YOU have an opportunity to take a sneak peak and see all the progress we've made. If you like where our start-up is going, we'd welcome your investment! (crowdfunding makes investing more affordable AND FUN!)

If you two are friends with mucky-mucks or high rollers or the well-to-do, please pass along this link. Who would turn down the opportunity to get behind a technology designed to protect our elders, right?

Thus ends the sales pitch. Be well and prosper.

Here's that link:

https://wefunder.com/davenportsaftsystems

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Best,

Hi Nick,
Long time! Hope all is well with you and the Luciano crew! Have done any fishing yet?

Reaching out with big, BIG news. We're raising funds to build the SAF-T VEST and test it on healthy adults in Chicago!

Crowdfunding is awesome because it allows our friends and families to invest and have a stake in our success.

I invite you and Donna to visit our crowdfunding site on Wefunder at
https://wefunder.com/davenportsaftsystems.

You'll find my new video, slide deck, TOP THREE REASONS TO INVEST and FAQs and more!

Let's chat soon and I'll be happy to answer any other questions you have.

Best!

Ryan Davenport
Co Founder and CEO
Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi John,
Hope all is well with you and the Stiebner crew! Have you made any summer plans yet? When are we getting together with Kohlbeck again?

Reaching out with big, BIG news. We're raising funds to build the SAF-T VEST and test it on healthy adults in Chicago! You knew that part. But now we're crowdfunding!

Crowdfunding is awesome because it allows our friends and families to invest and have a stake in our success. And the amount you choose to invest is much more flexible.

I invite you and Susan to visit our new crowdfunding site on Wefunder at
https://wefunder.com/davenportsaftsystems.

You'll find my new video, slide deck, TOP THREE REASONS TO INVEST and FAQs and more!

Let's chat soon and I'll be happy to answer any other questions you have.

Could you share this with Nick and your other cohorts from Koch?

Best,
Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

DAVENPORT SAF-T SYSTEMS™

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

Hi Bob (and Kate),
Long time! Hope all is well. How's life up at the cabin? Has summer shown its face up there? I'm in Ely and people are grumpy about the cold, ofte wet weather!

Reaching out with big, BIG news. We're raising funds to build the SAF-T VEST and test it on healthy adults in Chicago!

Crowdfunding is awesome because it allows our friends and families to invest and have a stake in our success. And right now, we're only doing outreach to my circle of friends and colleagues. Then we'll use Wefunders network of about a million investors.

I invite you and Kate to visit our crowdfunding site on Wefunder at
https://wefunder.com/davenportsaftsystems.

You'll find my new video, slide deck, TOP THREE REASONS TO INVEST and FAQs and more!

Let's chat soon and I'll be happy to answer any other questions you have.

Best

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

DAVENPORT SAF-T SYSTEMS

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Kevin-
Long time! What's it been, four days?
I had no idea your birthday was this week. I should have done better than our work.

Well, as promised, here's the big news. We're crowdfunding the SAF-T VEST!

Crowdfunding is awesome because it allows our friends and families to invest at a level that works for them and then they get a stake in our success. And right now, we're only doing outreach to my circle of friends and colleagues. Then we'll use Wefunder's network of about a million investors.

I'm super excited to bring this new technology forward because fall injuries are a $50B public health crisis in the U.S. We've gotten to the point where fall injuries are now often considered an inevitable consequence of aging. But it doesn't have to be that way.

I invite you and Cathy to visit our crowdfunding site at
https://wefunder.com/davenportsaftsystems.

You'll see my new founder's video, slide deck, TOP THREE REASONS TO INVEST, FAQs and more!

Let's chat soon and I'll be happy to answer any other questions you have. Great hanging out and catching up! I hope we do get back together this summer!

Best
Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

DAVENPORT SAF-T SYSTEMS

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Dick,

This thing is getting real. We're inviting our friends, colleagues and even extended family members to consider investing in the SAF-T VEST. For all of the details, check out our Wefunder crowdfunding site. And of course, please share with your contacts who might be interested in our mission to reduce devastating injuries from falls among older adults.

Crowdfunding is great because it lets more people get behind companies and causes they believe in—without being an accredited investor. Basically it democratizes the world of investing!

It was fun catching up with you a few weeks ago. We'll have to do that again, maybe with a few more Buhl folks, who knows?

Best,
Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0192
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

DAVENPORT SAF-T SYSTEMS

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi David,

I hope you're well and enjoying the start of summer!

Reaching out with some important news. We're announcing a new funding strategy to support our development of the SAF-T VEST. We're officially crowdfunding!

Our new campaign is on the Wefunder platform. At present, I'm only pitching to colleagues, friends and family in my network. Wefunder calls this phase of the campaign "testing the waters," because I'm only inviting my contacts to make a commitment to invest on our campaign page. No actual investor financial transactions will take place until I file a Form C. That will happen once I collect enough commitments to meet a minimum value determined by Wefunder. And since we're crowdfunding, investments of varying amounts are allowed for both accredited and non-accredited investors. I love that part about crowdfunding.

Would you do me the favor of reviewing our Davenport SAF-T System page on Wefunder and provide some feedback? Your experience as an investor would be so helpful. Of course, I would be honored to have your commitment to invest as well. Let me know if you have any questions, David.

Finally, Wefunder encourages us to ask folks we contact—even if they choose not to invest—to share news of our campaign with their contacts as appropriate. Perhaps you know of a few individuals who might be inclined to get behind our mission to reduce devastating injuries from falls.

Thanks David!

Best,
Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0192
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

DAVENPORT SAF-T SYSTEMS

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Carl,
Hope all is well!

I'm reaching out with an exciting update. We are officially crowdfunding the SAF-T VEST!

We feel so strongly about our mission and traction that we want to give more people a chance to get behind us and have a stake in our success. That's why crowdfunding is such a great option. Both accredited and non-accredited investors can invest at an amount that's right for them. We chose to build our campaign on the Wefunder platform. This means we've created new content that outlines why we're so committed to our mission of reducing devastating fall injuries among older adults.

I invite you to learn more about our campaign on Wefunder. Then—tell me what you think. I'd love to get your feedback so that we can be sure we're making the strongest case possible. I also invite you to consider an investment in our start-up. Right now, we're in a "testing the waters" campaign, which means we're simply asking folks to make a commitment to invest at an amount that's right for them. No financial transaction will go through until we reach a minimum value of total promised investments.

Thanks Carl! Please let me know if you have any questions!
Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

DAVENPORT SAF-T SYSTEMS™

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hello Advisory Board members,

Just a quick heads up that **in the next 24 hours I'll be leveraging social media channels on Facebook Twitter and Instagram** to increase awareness of our crowdfunding campaign. Please like, comment and share with your contacts as appropriate. Also – if you have any VIP type folks who you think would merit a personal outreach – please let me know. I would love to make connections at that level!

I'll also be executing a LinkedIn outreach strategy in the next few days, with some help from a digital marketing friend of mine. I'll keep you posted!

Remember, we're actually in the **Community Round**. This is where we're "testing the waters" —which means all we are asking our friends and contacts to do right now is **to make a commitment to invest** an amount that works for them (minimum is $100). No actual transactions take place until we raise investment commitments totaling $50K, then our start-up goes through a legal review, file a Form C, then we collect those community round investments. AND – we go to the next phase—meaning our start-up is connected to Wefunder's network of more than 1 million investors.

Check out our Wefunder page right here and let me know what you think!!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey Quinn,
Another idea I should have given you was to bring that walleye home in **YOUR LIVEWELL**. Then, transfer to the family bathtub. Charge admission for people to get a closeup look at a Lake Vermilion living legend! That's what my Grandpa did back in the old days when he caught a 20-lb channel cat. He literally put in their bathtub and kept it alive for a week.

Maybe it's too late for your trophy. But keep it in mind for next time.

Also
We are CROWDFUNDING the SAF-T VEST. This means we are accepting reservations to invest in Davenport SAF-T Systems. The investments will help us turbocharge our development of this novel wearable technology. We're still "testing the waters," which means we can only accept your commitment to invest at this time. When we reach a preset minimum amount of investment reservations, then our startup goes through a legal review process, we file a Form C, and then the actual investments go through.

Anyway—all the details are on our brand-new crowdfunding page. Check it out. Have Annie check it out. Give it some thought. What's nice about crowdfunding is that you don't have to be an accredited investor. The minimum investment is just a $100 and goes up from there. Let me know if you have questions. Have anybody else in mind, who might want to check it out? Let me know.

And finally – Let's get a couple of fishing dates locked in for Lake Vermilion. I still need to get my 29 incher. !!!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0402
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi again Chris and Yvonne,
Hope you're enjoying these first days of summer! I know we are up here in Minneapolis.

Just a quick follow-up on our SAF-T VEST crowdfunding. This "testing the waters" concept can be confusing. Essentially, we're asking folks to make a commitment to invest. This means no actual transaction of funds would take place until we successfully reach a fundraising goal. Then our startup undergoes a legal review process, we file a Form C, and then (and only then) would any investment transaction take place.

Hope that clarifies. I'm happy to hop on the phone and answer any questions if that's easier. Feel free to visit and revisit our crowdfunding page.

And—of course. There is no obligation to invest. If it's a fit for you, great. If not—no worries!

Talk soon!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0402
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Rhoda and Wayne!

I hope you are well. Tara shared that you had been on another travel adventure to Idaho and Pullman, Washington. Nice! I just returned from a long weekend with Ruby at my sister Mae's cabin near Ely, Minn. Ruby had a week off and was planning to travel to NYC to hang with her older brother Ethan...but that Ethan came down with Covid!! Bummer. So, she canceled and a few days later we made the 5 hr drive and enjoyed gorgeous spring-like weather.

I'm reaching out with exciting news. I'm using my official Davenport SAF-T System email account to let you know that we have started a new fundraising campaign for Davenport SAF-T Systems.

It's called CROWDFUNDING. This is a way for more people to be able to invest in small businesses or start ups they believe in. And you don't have to be rich. Crowdfunding makes investing more affordable – the minimum investment is $100.

So, before I share the link to our BRAND NEW CROWDFUNDING website, I just want to thank you for all of your positive comments on Facebook about our SAF-T VEST!! Thank you for the kind words and the encouragement. It makes a difference, believe me!!

So – without further delay, I encourage you to VISIT OUR CROWDFUNDING PAGE and consider investing in our start up! I created a new video and lots of information about what we have accomplished so far. Also–investing in us will help speed up our progress even more. And, by investing, you'll get to have a stake in our success!

One final tidbit—At this stage of our fundraising, all we're asking folks is to make a commitment to invest at an amount that works for them. The actual transaction would come later, once we reach our targeted goal. So no actual money changes hands at this stage.

Love,

Ryan Davenport
Co-Founder and CFO
Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Randy,

How are you? It's been a while! We are finally seeing spring up here in Minneapolis. We had a brutally long winter, even worse up at Jay and Martha's. Assuming weather is great or at least better in Wheaton. I've loved your pics and family stuff and your hot takes on sports and the critical issues that have torn us apart as a nation!

Thanks for sharing your email. Jay and I started exploring his concept back in about 2015. He took care of so many older patients in his surgical practice who lost their balance and suffered terrible fall injuries. Now that he's in his mid/late eighties, he's been thinking a lot about how to reduce the consequences if you fall. So, the SAF-T VEST is his solution. A lightweight, smart vest that monitors your center of gravity. It will deploy a system of airbags in a fraction of a second, then the bags begin to deflate at impact, absorbing the energy of the fall and preventing any rebound effect. Injury protection extends from the hips to the head.

In 2017, we filed a patent application and formed our LLC. Since then, we've bootstrapping, collaborating and grinding our way forward. We also opened a seed round of funding and pitched a zillion venture capital groups and angel investors. The feedback has been great, but the prevailing view is that we're still too early and they want to see the advanced prototype before getting in. We get that. We want to see the advanced prototype too. So – we're crowdfunding! Crowdfunding is cool because you don't have to be an accredited investor (although they're welcome to invest). Far more people can invest because there's much more flexibility on the amount they want to invest. So

Here it is!
Our site on Wefunder is now live! I'd love to get your feedback and am asking you to consider making an investment. No obligation, of course! Seriously!

One other ask: let's get together! An evening, a day or two, whatever. Weather up here should be good for a while! Would be fun to talk about the Chiefs and the Jayhawks!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey Tony and Kelly

How do? How are summer plans shaping up? Are you coming out? Or is it on us to get out there? Or meet in the middle?
Hope everybody is healthy and happy.

Just sharing an update on the invention to reduce fall injuries!

We're CROWDFUNDING THE SAF-T VEST! I just launched a fundraising campaign on a platform called Wefunder.

Now. Hard Stop.

You have no obligation to invest. At all. Period. In fact, we're actually just testing the waters, which means no actual transactions would take place unless we generate enough interest.

However—I'm not doing my job if I don't reach out to friends and family. That's what all the experts say. And, I did put a fair amount of creativity into this new campaign.

I invite you to take a look at the campaign. Then let me know what you think. Is it confusing? Maddening? Bewildering? Or Stirring, Inspiring and Breathtaking? Or maybe none of those things.

Thanks in advance!

Love,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

Legal Disclosure:
We are testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Hello, business, marketing, public relations and holistic healing experts,

I can think of no better blend of expertise than with this fine group of humans. Hope you are all healthy and happy and thriving. Summer seems like it's here so let's just not talk too much about it or we'll probably ruin it. I'm reaching out to all of you with an update on the SAF-T VEST.

We're crowdfunding this bad boy. Invest in the 'Vest! (draft campaign theme...)

This is an exciting time because I'm reaching out to all my supporters, LinkedIn contacts, Facebook friends, regular friends, former teammates, cellmates and classmates and colleagues. We created a brand new page of content featuring brilliant, vibrant colors, shapes, moving pictures, words and numbers. All the shiny things that make people lose themselves for a moment, then reach for their wallet. That's the strategy, anyway.

Seriously—I've really appreciated your encouragement and counsel over these past few years on our messaging, our pitch deck, logo colors and whatnot. So I turn to you once more.

Could you all please take a few minutes and have a looksee at our new crowdfunding campaign now underway on the wefunder platform? Crowdfunding is awesome, by the way, because it's far more inclusive and democratized than regular investor rounds—which typically are the domain of accredited investors who are extremely wealthy (that's redundant).

Of course, I would be honored and forever grateful if you invested in our start-up. But please-- no **there is no obligation to do so.** None!! If you know folks who might be interested in what we're doing to reduce injuries from falls among older adults please, share this with them.

And, I would love some feedback on the campaign, though. Happy Almost Friday!! When are we getting together??

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

DAVENPORT SAF-T SYSTEMS™

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation — not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Angela,

Happy "feels like winter is over time!!" How are you? How's [illegible]? How are those growing ones??
I've waited too long to reconnect. So I just did a quick review of your [illegible] (because for some reason we got algorithm[illegible] or maybe you're on the 'Gram more than FB? But I love what you've been up to? You're putting your money where your mouth is with all of your good community-building, fundraising for social justice, food [illegible] and so many others. I'm now feeling like a schmuck. So that matters.

Nothing to chase—let's do a catch-up!! You could just come right the hell over or we could meet up somewhere? When does it work for you? Keep it simple? Invite all the old gang? Something in between?

You could just stuff [illegible] and the kids in the car and bust over sometime.

Update on the SAF-T VEST. We're still kicking it around!!! Just launched our new CROWDFUNDING PAGE | Take a look at it and let me know what you think! No obligation to actually invest. But I'm hoping people will because crowdfunding gets more regular folk involved in supporting small businesses and startups they believe in!

**As you well know, anytime somebody says things like how are those little ones? Or say hi to the kiddos or are the little rascals eating you out of house and home—those phrases are dead giveaways that the dude forgot their names (because women never do things like that. I mean that actually. So yeah— I forgot your daughter's name. Maybe it's pandemic brain fog. I can place one name to a smile—[illegible]. But the other sweet girl...? Apple? Shadow? Wildfire? Those can't be right, she's not a colt living in a stable. [illegible] [illegible]? [illegible]? (great friend and [illegible]'s kids). Mary [illegible]?

Of course, I would be honored and forever grateful if you invested in our start-up, but please– no **there is no obligation to do so. None!!** If you know folks who might be interested in what we're doing to reduce injuries from falls among older adults please, share this with them.

And, I would love some feedback on the campaign, though. Happy Almost Friday!! When are we getting together ??

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0497
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

DAVENPORT SAF-T SYSTEMS™

Disclosure!

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Jennifer,

Thank you for carving out some time to chit chat with me over Zoom! It's fun talking with fellow communicators because we can relate to the wins and the headaches. So glad things are going well for you. Your porch mic planning story was hilarious. I hope we can connect up again before the snow flies? And thanks for the offer to check out your LinkedIn contacts. I'd be crazy not to give it a once over.

Meantime—here's the crowdfunding campaign stuff. We're actually seeking "promises" or reservations to invest. They call it testing the waters. Basically Wefunder is testing whether I have the ability to raise $50K from my own family, friends, contacts and colleagues. We'll see.

Have a look at our page, then let me know what you think! This should go without saying, but I'm saying it to everybody – there's NO obligation. If you know of folks who might be into crowdfunding projects they think are cool, please pass along. That's how it's supposed to work!

Have a great Friday!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0497
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hey Tom
Congrats on getting to Friday. Sometimes I have to celebrate the smallest of victories.
And thanks again for the feedback on the crowdfunding campaign.

If you have time, give it one more look. I re-produced the video and I'm hoping it comes across closer to how you described. Also shortened the des
and made a few other tweaks here and there.
And—we're starting to pull in some coin – so that helps!

Here's that link again
Disclosure:

***Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not officially investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

LinkedIn pitch

RD Ryan Davenport
to Ryan Davenport

Ryan Davenport (He/Him) • You
CEO and Co-Founder, Davenport SAF-T Systems
now •

Here we go! Davenport SAF-T Systems is officially crowdfunding! This is an opportunity to have a stake in our success and help us accelerate our progress in developing the SAF-T VEST. Because injuries from falls among older adults are a $500 billion public health crisis.

How does crowdfunding work? All the details at the attached link.
https://lnkd.in/gHUFeYKY

Legal Disclosure:
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#opportunity #success #crowdfunding #wearabletech #aginginplace



Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
[illegible]
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

DAVENPORT SAF-T SYSTEMS

Hi Troy,

It's Ryan. Hope this note finds you well, and that you're enjoying these warm days of Spring/Summer!

Several months ago, you were kind enough to talk with me over Zoom about our plans to build and test the SAF-T VEST. This is our patented, wearable tech designed to detect a fall in progress and deploy a system of airbags that inflate then deflate to absorb the person's impact with the floor.

I thought you'd be interested to know that we are continuing to grind, working toward the build and test phase of the device so it can be worn and evaluated in a lab with real people.

The other news is that we just launched a crowdfunding campaign, to help us reach our goals even quicker.

I invite you to have a look at our page on Wefunder and let me know your impressions! I would be thrilled if you invested, but please know there is no obligation. Let me know if you have any question about the information on the page or about crowdfunding!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

DAVENPORT SAF-T SYSTEMS™

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Jim,

It's Ryan. Hope this note finds you well, and that you're enjoying these warm days of Spring/Summer!

A couple of months ago, you were kind enough to sit down with me over coffee to chat about our plans to build and test the SAF-T VEST. This is our patented, wearable tech that will detect a fall in progress and deploy a system of airbags that inflate then deflate to absorb the person's impact with the floor. All in about [illegible] seconds.

We are continuing to grind our way forward, working toward the "build and test" phase of the device so it can be worn and evaluated in a lab with real people.

The other news is that we just launched a crowdfunding campaign, to help us reach our goals even quicker.

I invite you to have a look at our page on Wefunder and let me know your impressions! I would be thrilled if you invested, but of course there is no obligation. If you have some ideas about folks in your network who might be interested in having a look at this investment, please share the link to our campaign.

Let me know if you have any question about the information on the page or about crowdfunding!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

DAVENPORT SAF-T SYSTEMS™

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Dick
It's Ryan. How are things? Are you healthy? I hope you're able to get outside for some sunshine. That's no small feat. Hey - did you see [illegible] [illegible] cooking on Public TV? I've seen the promos but haven't watched the whole segment yet.

Have you had an opportunity to check out our crowdfunding page? I'm eager to get reactions from folks early on so that it can be more effective.

All right - let's connect soon.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hello Bob,
Just circling back on my note below to see if you had any questions about our startup, our progress or the crowdfunding campaign. By the way, [illegible]

Best,
Ryan

From: Ryan Davenport
Sent: Saturday, June 4, 2022 10:44 AM
To: Bob Foucault <[illegible]@gmail.com>
Subject: We're Crowdfunding!

Hi Bob (and Kate),
Long time! I hope all is well. How's life up at the cabin? Has summer shown its face up there? [illegible] about the cold, often wet weather.

Reaching out with big, BIG news! We're raising funds to build the SAF-T [illegible] in Chicago!

Crowdfunding is awesome because it allows our friends and families to invest and have a stake in our success. And right now, we're only doing outreach to our circle of friends and colleagues, then we'll use Wefunder's network of about a million investors.

I invite you and Kate to visit our crowdfunding site on Wefunder at
https://wefunder.com/davenportsaftsystems.

You'll find my new video, slide deck, TOP THREE REASONS TO INVEST and FAQs and more!

Let's chat soon and I'll be happy to answer any other questions you have.

Best

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

**This raise is currently in "testing the waters" mode while we finalize our paperwork and [illegible], so you'll only be making a reservation—not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

Hi Julie,
It's Ryan Davenport, up in Minneapolis…where I can now say with 99.7% confidence: WINTER IS OVER. How are you? Is it getting hot already? Are you rolling out your summer travel schedule?

I'm reaching out with exciting news about our start-up, Davenport SAF-T Systems. We're CROWDFUNDING the SAF-T VEST! This is our patented, wearable smart vest, which is designed to detect a fall in progress and deploy a system of airbags that inflate then deflate to absorb the person's impact with the floor. Crowdfunding gives more people an opportunity to invest in start-ups and small businesses they believe in. What's cool is you don't have to be an accredited investor and people can get in for as little as $100.

I invite you to have a look at our page on Wefunder and let me know your impressions! Our Crowdfunding campaign will help us speed up our development and testing. I would be thrilled if you invested, but please know there is no obligation. If any question come up about our page or about crowdfunding in general, please let me know.

Finally – please, please share our campaign with other folks in your network. That's how Crowdfunding works. It's all about momentum!

I hope you and your family are healthy and enjoying the summer!

Let's talk soon!
Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

DAVENPORT SAF-T SYSTEMS™

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Lee and Nathan,

It's Ryan Davenport. Long time! Hope you both are well. I'm reaching out to provide an update on our progress with the SAF-T VEST and an invitation to "Invest in the 'Vest!"

Progress

We're a grant winner
In January we were one of just 13 startups awarded an Innovation Grant from Launch Minnesota, a state program designed to boost the start up community. We received a $28,000 grant that will allow us to complete the first phase of engineering in St. Paul.
Working prototype
We successfully demonstrated our first generation working prototype at the senior design clinic at the University of St. Thomas School of Engineering. Our prototype successfully detected a fall in progress and deployed a forward facing airbag to absorb the impact of the fall. The demonstration was conducted using a mannequin. All of this in just 0.4 seconds.
Lead Scientific Advisor appointed
Tanvi Bhatt, Ph.D., professor of physical therapy and rehabilitation sciences at University of Illinois at Chicago (UIC), has been named Lead Scientific Advisor for Davenport SAF-T Systems.
New SBIR/STTR NIH grant application in process
With Dr. Bhatt and her team at the Clinical Gait and Motion Analysis Laboratory at UIC, we'll be submitting a new grant application to the National Institutes of Health for the development and testing of the SAF-T VEST.
Market validation

To date we've received **more than 150 emails** from individuals and long-term care leaders across the U.S. and around the world who want to purchase the SAF-T VEST when it's ready. We've also collected voice of the customer interviews and we've received inquiries from several nursing home clinical leaders and administrators.

New SAF-T VEST style and color concepts

We've introduced several new fashion-forward SAF-T VEST styles and colors, suitable for use in warm and moderate climates, for indoor and outdoor use, and for sleeping.

Invitation

As indicated in the subject line, **we recently launched a crowdfunding campaign on the Wefunder platform.** Crowdfunding is great because it makes investing accessible to more people. Our minimum investment is just $100. Crowdfunding will help us speed up our progress and it gives investors a stake in our success.

For all the details, check out our crowdfunding page and learn more about how far we've come since 2016. I would be so grateful for your investment, but of course there is no obligation. Please share this opportunity with your contacts!

Hope all is well with you. Let me know if you have any questions about the campaign, and please update me on what's new with you.

Best,

Ryan Davenport
Co-Founder and CEO

Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Chris!

It's Ryan Davenport – We've met a couple times at Steve McCarthy's house. I'm the guy who grew up near Bob and we talked about how your wife is from Virginia. (It's an Iron Range thing.) Hope you are well!

You also might recall I'm leading a start-up called Davenport SAF-T Systems. My father, an orthopedic surgeon, designed and patented a wearable technology called the SAF-T VEST that will protect an older adult if they lose their balance and fall. We are fundraising right now so we can speed up our build and test phase.

That's why I'm reaching out. We recently opened a crowdfunding page on **Wefunder** and we're trying to reach as many people as possible to **1) tell them about our campaign, 2) to invite them to consider investing,** and **3) to ask them to please share with people in their network** who might be interested! Crowdfunding gives more people an opportunity to invest because you don't need to be an accredited investor with an annual income > $1M. People can invest for as little as $100.
For all the details, take a look at our page on Wefunder.

We continue to make good progress. Here's what we've done so far:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation

6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus $32,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

Falls are a $50B public health crisis in the U.S. In 2019, more than 34,000 older adults died from falls. It's the #1 cause of injury fatalities in seniors and the number one cause of traumatic brain injuries.

Chris, please consider making an investment in our start-up, and please share information about our campaign with others in your network who might be interested in our work.

Thanks! Hope you and your family have a safe and happy summer!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Courtney!

Two things:
1) I hear you're doing happy hour again. Please put me on your list!
2) Please note the following announcement:

There is exciting news about our start-up, Davenport SAF-T Systems. We're CROWDFUNDING the SAF-T VEST! This is our patented, wearable smart vest, which is designed to detect a person's fall in progress and deploy a system of airbags that inflate—then deflate to absorb the person's impact with the floor. Crowdfunding gives more people an opportunity to invest in start-ups and small businesses they believe in. What's cool is you don't have to be an accredited investor and people can get in for as little as $100.

If you're wondering, we continue to make good progress. Here's what we've done so far:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus $32,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

***So, please look at our page on Wefunder and tell me what you think! Our Crowdfunding campaign will help us speed up our development and testing. I would be thrilled if you invested, but please know there is no obligation. If any questions come up about the SAF-T VEST or about crowdfunding in general, please let me know.

Finally, and perhaps MOST IMPORTANT—share our campaign with other folks in your network. That's how Crowdfunding works. It's all about momentum!

I hope you and yours are healthy and enjoying the summer!

Let's do HH soon!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Jill,

It's Ryan—from the west side. (Thanks in advance for even bothering to open this email!)
Two things:

A) I'm getting panicky because it's June 17. Summer is flying at top speed. Time for more neighbor fun in yards. Yes?
2) We're CROWDFUNDING the SAF-T VEST (and I could use your professional feedback)!

You of all people know how strong messaging can help drive business objectives. This is critical point in our lifecycle as a start-up. We need to accelerate our advanced prototype development. Crowdfunding is the best way for us to get there. It gives more people an opportunity to invest in start ups they believe in. You don't have to be an accredited investor and people can get in for as little as $100.

Could we set up some time to brainstorm ideas on how to generate an effective call to action? We're trying to create excitement and activate supporters AND encourage them to get others to join us.

Wondering about our progress? We've hit a bunch of key milestones. For example, we

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisers
5) Fielded more than 150 emails to our website so far, from future customers inquiring about price, our commercial launch and pilot study
6) Earned a $28,000 Innovation Grant from the state of Minnesota – plus $82,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

So, please look at our page on Wefunder and tell me what you think! Our Crowdfunding campaign will help us speed up our development and testing. I would be thrilled if you invested, but please know there is no obligation. If any questions come up about the SAF-T VEST or about crowdfunding in general, please let me know.

Finally, and perhaps MOST IMPORTANT—share our campaign with other folks in your network. That's how Crowdfunding works. It's all about momentum!

I look forward to connecting!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Craig
Two things:

A) I hear you're doing happy hour again. Add me to your list! (see earlier note from Dpc.)
2) We have exciting news about our start-up, Davenport SAF-T Systems.

We're CROWDFUNDING the SAF-T VEST

As you know, this is our patented, wearable smart vest, designed to detect a person's fall and deploy a system of airbags that inflate—then deflate to absorb the impact with the floor. We're crowdfunding because more people get the opportunity to invest in start-ups and small businesses they believe in. You don't have to be an accredited investor and you can get in for as little as $100. The other reason we're crowdfunding is that it will turbocharge our build and test phase.

If you're wondering, we continue to make good progress. Here's what we've done so far:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus $12,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

**So, please look at our page on Wefunder and tell me what you think! I would be thrilled if you invested, but please know there is no obligation. If any questions come up about the SAF-T VEST or about crowdfunding in general, please let me know. Finally, and perhaps MOST IMPORTANT—share our campaign with other folks in your network. That's how crowdfunding works. It's all about momentum!

I hope you Betsy and the kids are enjoying the summer!

Your fellow former BSX'er,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0402
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Denis,

I'm reaching out with exciting news about our start-up, Davenport SAF-T Systems.

We're CROWDFUNDING the SAF-T VEST!

This is our patented, wearable smart vest, designed to detect a fall in progress and deploy a system of airbags in less than 0.4 seconds. They inflate then deflate to absorb the impact with the floor—and prevent rebound. Crowdfunding is awesome because it allows more people the opportunity to invest in start-ups they believe in. You don't have to be an accredited investor and you can get in for as little as $100.

I invite you to have a look at our page on Wefunder and let me know your impressions! Our campaign will help us speed up our development and testing. I'd be thrilled if you invested, but please know there is no obligation. If any questions come up, please let me know.

Curious about our progress? That's good due diligence. Here's what we've done so far:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus more than $12,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

Finally—please share our campaign with other folks in your network. That's how crowdfunding works. It's all about momentum!

I hope you are healthy and enjoying great weather. Let's talk soon!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Hi Lisa,
Two things:

A) Can't wait to see guys in Minnesota!

2) Please note the following:

I have exciting news about our start-up, Davenport SAF-T Systems. We're **CROWDFUNDING** the SAF-T VEST! This is our patented, wearable smart vest, which is designed to detect a person's fall in progress and deploy a system of airbags that inflate – then deflate to absorb the person's impact with the floor. Crowdfunding gives more people an opportunity to invest in start-ups and small businesses they believe in. You don't have to be an accredited investor and people can get in for as little as $100.

If you're wondering, we continue to make good progress. Here's what we've done so far:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus $32,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

***So, please look at our page on Wefunder and tell me what you think! Our campaign will help us speed up our development and testing. I would be thrilled if you invested, but please know there is no obligation. If any questions come up about the SAF-T VEST or about crowdfunding in general, Finally—please share our campaign with other folks in your network. That's how crowdfunding works. It's all about momentum!

I hope you are enjoying this great weather! Let's talk soon!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Chris!

When are you guys coming to Minny? Feels like you should have left by now? How much time will you have to hang out? Is there anything you'd like to do specifically, while you're with us? (such as Twins game, maybe head to Mac's cabin, wrestle 'gators, or maybe a day spent spelunking? If it's ideas you like, I got plenty of those. How about, spending time at my parent's house? They moved out and built a cottage about 100 yards behind the main house. Basically, it just sits there. Lots of options from there!

But here's why I'm reaching out.

You might recall I'm leading a start-up called Davenport SAF-T Systems.

My father, an orthopedic surgeon, designed and patented a wearable technology called the SAF-T VEST that will protect an older adult if they lose their balance and fall. We are fundraising right now so we can speed up our build and test phase.

We recently opened a crowdfunding page on **Wefunder** and we're trying to reach as many people as possible to **1) tell them about our campaign, 2) to invite them to consider investing,** and **3) to ask them to please share with people in their network** who might be interested! Crowdfunding gives more people an opportunity to invest because you don't need to be an accredited investor with an annual income of $1M. People can invest for as little as $100.
For all the details, take a look at our page on Wefunder.

We continue to make good progress. Here's what we've done so far:

1) Built a working 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus $32,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

Falls are a $50B public health crisis in the U.S. In 2019, more than 34,000 older adults died from falls. It's the #1 cause of injury fatalities in seniors and the number one cause of traumatic brain injuries.

Chris, please consider making an investment in our start-up, and please share information about our campaign with others in your network who might be interested in our work.

Thanks! Hope you and your family have a safe and happy summer!

See you soon!!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation — not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Anne,

Thank you for taking some time to look at our Davenport SAF-T Systems Wefunder page! We packed the site with new videos, a slide show, Q & A and profiles of our advisors. Your support for the development of the SAF-T VEST is critical. That's why I'm following up. I have just two favors to as

1. Could you **please forward** our link to the Wefunder page to folks in your network who might be interested? This is how crowdfunding succeeds—by spreading the word about our product and our mission!! The more people who know what we're doing and why we're doing it, the better!

2. **Let's talk!** I'd love to set up a short call with you to answer any questions you might have about our development of the SAF-T VEST, how crowdfunding works or anything else that comes to mind. We do have some exciting updates and I'd love to bring you up to speed. You ca schedule 30 minutes with me by clicking the link that reads **"Schedule 30 minutes with Ryan"** down in my signature. And don't worry, we don't have to use the full 30 minutes!

Thank you, Anne, for your interest in the SAF-T VEST, and I look forward to connecting soon.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
512 240 0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Will,

Thank you for taking some time to look at our Davenport SAF-T Systems Wefunder page! We packed the site with new videos, a slide show, Q & A and profiles of our advisors. Your support for the SAF-T VEST is critical. That's why I'm following up. Crowdfunding will provide us the resources we need to speed up our development. And, remember, **if you decide to "Invest in the Vest," you will have a stake in our success!**

I have just two favors to ask:

1. Could you **please forward** our link to the Wefunder page to folks in your network who might be interested? This is how crowdfunding succeeds—by spreading the word about our product and our mission!! The more people who know what we're doing and why we're doin it, the better!

2. **Let's talk!** I'd love to set up a short call with you to answer any questions you might have about our development of the SAF-T VEST, how crowdfunding works, or anything else that comes to mind. We do have some exciting updates and I'd love to bring you up to speed. You ca schedule 30 minutes with me by clicking the link that reads **"Schedule 30 minutes with Ryan"** down in my signature. And don't worry, we don't have to use the full 30 minutes! Or—you could simply email me at ryan@davenportsaftsystems.com.

Thank you, Will, for your interest in the SAF-T VEST, and I look forward to connecting soon.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
512 240 0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Carey,

Thank you for taking some time to look at our Davenport SAF-T Systems Wefunder page! We packed the site with new videos, a slide show, Q & A and profiles of our advisors. Your support for the SAF-T VEST is critical. That's why I'm following up. Crowdfunding will provide us the resources we need to speed up our development. And, remember: **if you decide to "Invest in the 'Vest,'" you will have a stake in our success!**

I have just two favors to ask:

1. Could you **please forward** our link to the Wefunder page to folks in your network who might be interested? This is how crowdfunding succeeds—by spreading the word about our product and our mission!! The more people who know what we're doing and why we're doing it, the better!

2. **Let's talk!** I'd love to set up a short call with you to answer any questions you might have about our development of the SAF-T VEST, how crowdfunding works, or anything else that comes to mind. We do have some exciting updates and I'd love to bring you up to speed. You can schedule 30 minutes with me by clicking the link that reads **"Schedule 30 minutes with Ryan"** down in my signature. And don't worry, we don't have to use the full 30 minutes! Or—you could simply email me at ryan@davenportsaftsystems.com.

Thank you, Carey, for your interest in the SAF-T VEST, and I look forward to connecting soon.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Jennie,

Thank you for taking some time to look at our Davenport SAF-T Systems Wefunder page! We packed the site with new videos, a slide show, Q & A and profiles of our advisors. Your support for the SAF-T VEST is critical. That's why I'm following up. Crowdfunding will provide us the resources we need to speed up our development. And, remember: **if you decide to "Invest in the 'Vest,'" you will have a stake in our success!**

I have just two favors to ask:

1. Could you **please forward** our link to the Wefunder page to folks in your network who might be interested? This is how crowdfunding succeeds—by spreading the word about our product and our mission!! The more people who know what we're doing and why we're doing it, the better!

2. **Let's talk!** I'd love to set up a short call with you to answer any questions you might have about our development of the SAF-T VEST, how crowdfunding works, or anything else that comes to mind. We do have some exciting updates and I'd love to bring you up to speed. You can schedule 30 minutes with me by clicking the link that reads **"Schedule 30 minutes with Ryan"** down in my signature. And don't worry, we don't have to use the full 30 minutes! Or—you could simply email me at ryan@davenportsaftsystems.com.

Thank you, Jennie, for your interest in the SAF-T VEST, and I look forward to connecting soon.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi in-laws (Josh, Evie) and out-laws (Jenny, Nina)!!

Great catching up with each of you last weekend at C and L's. Your kids are amazing. Summer keeps rolling. Frightening how quickly we burn right through these warm days. When are we doing something together for Christmas 2022? (I'm fairly certain the pandemic has us behind by five years or more.

But here's why I'm reaching out: I want to update you about **my project to reduce or prevent fall injuries** among senior citizens. Many of you know I'm leading a start up called Davenport SAF-T Systems.

My father, an orthopedic surgeon, designed and patented a wearable technology called the SAF-T VEST that will protect an older adult if they lose their balance and fall. We are crowdfunding right now so we can speed up our build and test phase.

We recently opened a crowdfunding page on **Wefunder** and we're trying to reach as many people as possible to **1) tell them about our campaign, 2) to invite them to consider investing**, and **3) to ask them to please share with people in their network** who might be interested! Crowdfunding gives more people an opportunity to invest because you don't need to be an accredited investor with an annual income of $1M. People can invest for as little as $100.

For all the details, take a look at our page on Wefunder.

We continue to make good progress. Here's what we've done so far:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $25,000 Innovation Grant from the state of Minnesota – plus $33,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

Falls are a $50B public health crisis in the U.S. In 2019, more than 34,000 older adults died from falls. It's the #1 cause of injury fatalities in seniors and the number one cause of traumatic brain injuries.

So, please consider making an investment in our start up, but also keep in mind there is absolutely no obligation. No matter what you decide, **please share information about our campaign with others** in your network who might be interested in our work. You can use my email...or just write it up in your own style. It's amazing how people we all know. If you were trying to fundraise for your favorite cause, where would you start? Your parents? NOTE: Evie and Joshua—don't bother your parents because I've already hit 'em up!! Your friends' parents? Current or former co-workers? Your boss with the BMW? Passing this news on to those kinds of contacts can immediately generate results. Thanks for taking some time to consider how you might share with your top 5 prospects!

Thanks. Hope you and your family have a safe and happy summer!
Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
512-240-0402
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Peyton,

Appreciate you taking time to check in with me on our progress developing the SAF-T VEST. You're absolutely right about us being in a critical stage of our company because so much is riding on our ability to generate funding right now. I'll be updating our list of prospects and narrowing it to the high-priority contacts with the ability and motivation to help us move forward. I'll also circle back to individuals who lead senior advocacy and senior services organizations. They could be critical to extending our campaign!

Meantime, as I mentioned, I invite you to have a look at our page on Wefunder and let me know your impressions! Our campaign will help us speed up our development and testing. I'd be thrilled if you invested, but please know there is no obligation. If any question come up, please let me know. I do encourage you to share this information with people in your network who may have a personal connection to the issue of fall injury risk among seniors. Often, we're talking about our own aging parents or grandparents.

As a start-up we've already hit key milestones. For example, we've:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus more than $32,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

Thanks again for your time, Peyton!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0192
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Hi Lynn,
It's Ryan Davenport, with Davenport SAF-T Systems. I hope this note finds you well!

You'll recall I spoke with you back in August about Davenport SAF-T Systems and you were so kind to allow me to present information about the SAF-T VEST to your group of caregivers. Well, I'm reaching out with an exciting update.

We launched a crowdfunding campaign on Wefunder. Crowdfunding allows more people to invest in start-ups and small businesses they believe in. You don't have to be a wealthy investor and there's much more flexibility in how much you can invest – starting as low as $100. Crowdfunding will help us speed up our development.

You can learn all the details about investing in the SAF-T VEST right here on our Wefunder campaign page. Of course, I would be honored if you were to make an investment, Lynn. But there is no obligation. One of the most important aspects of running a Wefunder campaign is spreading the word. Is there any way to share this news with your friends and other caregivers?

Wondering about our progress? We've been busy. For example, we:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website so far from future customers inquiring about price, our commercial launch and pilot study participation

6) Earned a $23,000 Innovation Grant from the state of Minnesota – plus $32,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

Please let me know if you have any questions. I'd be glad to talk with you over the phone, too!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi David and John,
It's Ryan Davenport. I hope you both had a happy and safe 4th of July weekend! I'm just reaching out on 2 items.

First—
I thought I'd check back with you, David, to see whether you might be willing to **draft a short letter of support for our upcoming grant request to the NIH**, in collaboration with fall researcher Dr. Tanvi Bhatt, Ph.D., of the University of Illinois at Chicago. Our plan is to submit our STTR application on Sept. 5. Your organization's verbal support for our development and testing of the SAF-T VEST will carry tremendous weight with NIH grant application reviewers. Please let me know if you have any questions.

Second—
We are officially **crowdfunding the SAF-T VEST**. This is a critical time for our start-up's future because we need to accelerate our technical development. Crowdfunding allows more people to invest in start-ups and small businesses they believe in. The key, of course, is connecting with the right groups of people who have a connection to senior care and safety, wellness, and healthy aging. You don't have to be a wealthy investor. One can invest as low as $100. All the details about investing in the SAF-T VEST are right here on our Wefunder campaign page. Of course, I would be honored if you were to make an investment. But of course, there is no obligation.

Perhaps just as important is our push to spread this invitation to as many friends and colleagues as possible. Do any contacts or groups of people come to mind in this regard? Happy to discuss. Thank you!!

Wondering about our progress? We've been busy. For example, we--

1) Built a working 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website so far, from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $23,000 Innovation Grant from the state of Minnesota – plus $32,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

I'm so glad we connected over Zoom last month! Please let me know if you have any questions.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: Ryan Davenport
Sent: Thursday, June 30, 2022 1:27 PM
To: langley.nathaniel@dorsey.com
Subject: One's not enough, but three's a CROWDFUND

Hi Nat!
How are you? Long time. Are you getting to enjoy any of this summer? Hope so.

Hey—remember once upon a time I told you about an idea that would help keep old folks safe if they fell? Well—we're still grinding away.

In fact, we're CROWDFUNDING the SAF-T VEST! Crowdfunding gives more people an opportunity to invest in start-ups and small businesses they believe in. What's cool is you don't have to be an accredited investor and people can get in for as little as $100.

***So, please look at our page on Wefunder and tell me what you think! Our Crowdfunding campaign will help us speed up our development and testing. I would be thrilled if you invested, but please know there is no obligation. If any questions come up about the SAF-T VEST or about crowdfunding in general, please let me know.

By the way, we continue to make good progress. Here's what we've done so far:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $26,000 Innovation Grant from the state of Minnesota—plus $32,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

Finally, and perhaps MOST IMPORTANT—share our campaign with other folks in your network. That's how Crowdfunding works. It's all about momentum!

Let's meet up sometime, Iron Ranger?

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Holly!
It's Ryan—perhaps the oldest "Ryan" you've ever met. Am I right? I don't think I've ever met a person named Ryan who's older than me. Which makes me the de facto president of this now popular name.

Anyway—I digress. Here's why I'm reaching out:

Say—you may know that Jay (my dad) and I have been working hard to bring a new technology to market that will protect seniors if they slip, trip, or just lose their balance and fall. It's called the SAF-T VEST. Jay got a U.S. patent on this wearable tech last year and we're already working with a local engineering firm to develop an advanced prototype.

Which is why I'm reaching out. I'm spreading the word far and wide: We're crowdfunding the SAF-T VEST! Crowdfunding is perfect for early-stage companies like ours because we need an advanced prototype to show accredited investors how novel and important our solution will be for older adults. We've pitched to dozens and dozens of angel investors and venture capital firms. They all love what we're doing—but before they invest, they want to see it in action while worn by a living, breathing person. (So far, we've attached it to a mannequin and tipped it over to show how one of the airbags deploys in 0.4 seconds.

Crowdfunding is great because far more people can get behind start-ups and small businesses they believe in. You don't have to be a millionaire either. Our crowdfunding platform accepts investments starting at $100.
Check out all the details on our Wefunder campaign page! There's even a goofy video of me, trying to explain all of this. I'd be honored if you invested, but please know there is no obligation! Perhaps just as important for us is **SPREADING THE WORD!** So, one way to really help us is by

liking, commenting and sharing any posts you see from me on Facebook, LinkedIn or Twitter? Thanks!!

Okay – thus endeth the pitch (except for the legal disclaimer below).

How was your 4th of July? Everybody happy and healthy? I heard Buhl held a parade this year (maybe a week early?) after a long period of nothing. I still think Happiness is Buhl on the 4th. Do you?
Jon Zubesnica and son Milan are in Minnesota till Sunday or Monday. Paige flew back after a short visit. I might see him up north and/or back down here next weekend. Remember Koni? Their foreign exchange student? He flew in last week with his wife and are traveling around with Jon! I can't wait to catch up with him.

I'm thinking someday, somehow, we should throw together some sort of informal, no-frills Buhl High alumni event, (Twin Cities chapter). Thoughts

Okay – that's all from me.

Talk soon!
Ryan

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosures:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Tighe,
Sorry for the delay in response! How are things with you? Where are you living these days?

Yes—you were very helpful when we met so long ago. I still have your notes! I wanted to be sure you knew what was going on with the SAF-T VEST. Sorry about your dad falling. Both of my parents have fallen, too. Luckily, no serious injuries. But I know that about 1 in 5 falls results in a serious injury, so they've been pretty lucky so far.

You had asked about sharing to social media. YES-PLEASE DO! That's what crowdfunding is all about! It's totally a game of momentum. We took in $6,000 in pledged investments Friday night. It seems to come in bunches like that. We've been grinding on this since about 2016—maybe a little earlier than that. But we've reached some pretty impressive milestones. We've:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned the $28,000 Innovation Grant from the state of Minnesota – plus more than $30,000 in actual investments or commitments to invest from 12 individuals who believe in our mission.

We need to raise a total of $50K in pledged investments – otherwise the campaign fails and we get nothing. If we hit that number, Wefunder will connect us to its network of more than 1M investors – which can really get things moving. But they need to see that we can generate funds from our own network first.

Anyway—Of course we'd love to have you invest with us at www.wefunder.com/davenportsaftsystems but you know there is no obligation. Please do share with your social network. You can tell them that you sat down with me and helped me think through our approach. I think we now have a tremendous opportunity to reduce the suffering and heartache (not to mention the cost) associated with falls injuries with our older loved ones.
Thanks Tighe! Good to hear from you!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey Tom-

Great seeing you the other night at the Iron Ranger. I gotta be honest—seeing non-Iron Range natives hanging out there warms my heart. A little bit of the Range rubbing off on folks is never a bad thing, right? We were trying to remember later—Did you go to Hammerfest near Manitowoc? Dri and I were thinking you showed up the same year my friend Jon went – which I think was the summer between freshman and sophomore year. Crazy.

So based on our chance meeting the other night, I thought I'd follow up on my note below. My dad and I are developing this wearable technology that will protect older adults if (and when) they fall. Because the fact is, everybody is going to fall sooner or later. Gravity is undefeated in that contest. Fall prevention strategies are well and good and they might be helpful in some ways—but the fact is more people are falling with worsening consequences each year.

There really is no technology that is readily available to protect our loved ones in a fall. So – we basically just hope a fall doesn't happen. Except they do. More than 1 in 4 – closer to 1 in 3 older adults falls each year and 20% of falls results in serious injury. There are roughly 15,000 nursing homes in the U.S. and guess how many residents fall each year: HALF. Yep...we're talking 80+ year old folks falling down. In hospitals, close to a million patients fall. It's a nightmare.

We are committed to bringing the SAF-T VEST to market. We've accomplished so much just by bootstrapping. For example, we:

1) Built a working, 1st gen prototype of the SAF-T VEST in partnership with UST School of Engineering
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Received more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota – plus more than $80,000 in actual investments or commitments to invest from 12 individuals who believe in our mission.

I invite you to look at our website to learn more about all we've accomplished, because we're at a critical stage in our start-up. We're crowdfunding the SAF-T VEST through a platform called Wefunder. We need to generate at least $50,000 in pledged investments or the campaign fails and we get nothing. To date—we've signed up 11 investors and we're beginning to see some real momentum. Get all the details on our campaign page.

I would be honored if you invested in Davenport SAF-T Systems, Tom. But please know there is no obligation. However, we really need folks to help us spread the news about our campaign. This a chance for people to have a stake in our success and support a novel solution that will reduce healthcare costs as well as the heartache and suffering that always results when an older loved one falls and gets hurt.

Thanks Tom! Maybe Kohlbeck and I will see you over at the Ranger next time!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Craig,
So – is all well at home following your trip to/from hell Costa Rica? Hope Betsy is back on her feet with no ill effects. Let's reconnoiter to review and recast the memory as a lesson in resiliency and making the best of a misadventure! Or, perhaps we can just bitch about how bad things happen to good people. Any availability in the next couple of weeks?

Agenda item 2 – Our crowdfunding campaign. We're making progress toward our goal of $50,000 pledged investments in the SAF-T VEST. Eleven people have emerged so far to Stand up for Fall Injury Prevention. Might you be the 12th? Run it up the flagpole and see if Betsy salutes.

Get all the details at www.wefunder.com/davenportsaftsystems

Let me know if there are any questions. Talk soon, my man!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Hi Timotte,

It's R.D.! How the heck are you? Is summer going well? Is work tolerable, even at times, good? I hope so. Say, I think we have some unfinished business! Back a month or two ago we were on the cusp of locking in a meet-up somewhere. Then things went quiet. I'm here to say, "Let's get 'er done!" How about meeting up somewhere like Psycho Suzie's or Grumpy's or maybe.... (you fill in the blank!). Would love to hear what's new with you!

Agenda item 2 – Our SAF-T VEST crowdfunding campaign. We're making progress toward our goal of $50,000 pledged investments in the SAF-T VEST. Eleven people have emerged so far to Stand up for Fall Injury Prevention. Might you be the 12th? Run it by your finance folks and see what's doable. Here's the thing – if we don't hit the $50,000 goal in this early bird round, we won't get connected to Wefunder's investor community AND we lose whatever amount we had raised. So, it's $50K or bust. But – I think we can do it. And of course – no obligation.

Get all the details at www.wefunder.com/davenportsaftsystems

Let me know if you have any questions! Looking forward to seeing you soon!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey Quinn,

What's the report up on Vermilion? Have you run into any more of those monster walleyes? Because here's the thing. I think my biggest walleye th year has been a solid 10 inches. Lots of 9-12 inchers. So, if you're looking for tips on how to land those pesky perch-sized walleye, I'll be happy to share my secrets. Did you get your lunker up on the wall over the California King sized bed? For me, just knowing that goggle-eyed beast with the j and minnow still lacquered into its mouth would melt all of my anxieties away, clearing my mind for 8.5 rejuvenating hours of sleep.

Update on our SAF-T VEST crowdfunding campaign. We've got 11 investors so far and we're closing the gap on our $50K goal! Guess who's among the 11? Somebody named Pat Carmichael! That's right, Pat stepped up a couple of weeks back. Now I'm not here to start some ugly sibling rivalry, but it would be fantastic to get the brothers Carmichael onboard. You and Pat would be the first brother tandem to get behind our novel solution t reduce injuries from falls.

Take another look at our Wefunder campaign page and let me know if you have any questions.

Would love to fish Vermilion with you again – what does the last week of July look like for you? Or, early August?

Take care!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Courtney!

Ryan D. here. What's new? How's the summer going? Any updates in your journey to becoming a duly elected U.S. senator from the great state of Minnesota?

Does Carver have a dogcatcher? I hear that's still a thing. Didn't know if, in these uncertain times, dogcatcher positions are just going unfilled. Seems like that would be a tough job to do from home, online.

How's the PR game? Did I hear you jumped back into the rat race of corporate employment? I thought you were done working for the man! [Or I might have my facts completely messed up. Perhaps you could clarify?]

But I digress. Do you ever travel east to the MSP metro area? How about a happy hour?

And item 2 on today's agenda—Our CROWDFUNDING CAMPAIGN for the SAF-T VEST. This thing is catching on like Omicron!! (Is that too soon? I'm constantly beta testing our messaging.)

Here's the deal (in my best Joe Biden voice): We need to generate $50,000 in investment reservations, or pledges, or the whole thing goes up in smoke. That's the Wefunder challenge. They want to be sure we have enough support from my own network before they risk connecting me to their 1M+ community of investors. The good news is we're getting there!! We already have 11 investors signed up and we're looking for more.

I'd be honored if you jumped in with a crowdfunding investment—but no obligation. **Happy Hour is still on**—no matter what. But, I do have one other request—Please share news about campaign with people in your network. We need to build on our momentum and word of mouth is huge in this business!

Let me know if there's a date or two that works for YOU the next few weeks!

Talk soon!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey Dick!

Are you back on work travel? Yikes! Well – just me again, putting in another plug for our CROWDFUNDING campaign for the SAF-T VEST. Would love for you to spread the word to folks in your network who might want to get behind our effort to reduce fall injuries in older adults.

We're committed to bringing our novel solution forward. Have you considered making an investment? We'd be honored, of course. But no obligation.

All the information you need is right here: https://wefunder.com/davenportsaftsystems

Hope all is well!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0092
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi John,

We've been developing a wearable technology that will protect older adults if (and when) they fall. It's called the SAF-T VEST.

Because the fact is, everybody is going to fall sooner or later. Gravity is undefeated in that contest. Fall prevention strategies are well and good and they might be helpful in some ways—but the fact is more people are falling with worsening consequences each year.

There really is no technology that is readily available to protect our loved ones in a fall. [illegible] basically just hope a fall doesn't happen. [illegible] old. More than 1 in 4 – closer to 1 in 3 older adults falls each year and 20% of falls result in serious injury. There are roughly 15,000 nursing homes in the U.S. and guess how many residents fall each year. HALF. You know we're talking 80+ year old folks falling down. [illegible], close to a million patients fall. It's a nightmare.

We are committed to bringing the SAF-T VEST to market. We've accomplished so much just by bootstrapping. For example, we:

1) Built a working, 1st gen prototype of the SAF-T VEST in partnership with [illegible] School of Engineering;
2) Received a U.S. Patent on our technology;
3) Collaborated with two universities in the development of the SAF-T VEST;
4) Formed an elite team of advisors;
5) Received more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation;
6) Earned a $78,000 Innovation Grant from the state of Minnesota—plus more than $78,000 in actual investments or commitments to invest from 12 individuals who believe in our mission.

I invite you to look at our website to learn more about all we've accomplished. Because we're at a critical stage in our startup. We're crowdfunding the SAF-T VEST through a platform called Wefunder. We need to generate at least $50,000 in combined investments or the campaign fails and we get nothing.

To date—we've signed up 11 investors and we're beginning to see some real momentum. And, you don't have to be a multimillionaire. Get all the details on our campaign page.

I would be honored if you invested in Davenport SAF-T Systems, John. But please know there is no obligation.

However, this is a chance for people to have a stake in our success and support a novel solution that will reduce healthcare costs as well as [illegible]

Thanks for considering, John!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0092
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Gigi
How are you! Long time! Are you and family enjoying a happy and healthy summer? It's busy around here and that's just with 2 kids home for the summer! I'm reaching out to share an update on our start up Davenport SAF-T Systems.

Jay (my dad) and I are developing a wearable technology that will protect older adults if (and when) they fall. It's called the SAF-T VEST. (I feel like we've talked about this before?)

Because the fact is, it just seems that everybody is going to fall sooner or later. Gravity is undefeated in that contest. Fall prevention strategies are important and can be helpful in some ways—but the fact is more people are falling with worsening consequences each year.

There really is no technology that is readily available to protect our loved ones in a fall. It basically means we just hope a fall doesn't happen. Except they do. More than 1 in 4 – closer to 1 in 3 older adults falls each year and 20% of falls results in serious injury. There are roughly 15,000 nursing homes in the U.S. and guess how many residents fall each year: 1,800... Yep...we're talking 80+ year old folks falling down. In hospitals, close to a million patients fall. It's a nightmare, which I'm sure you can appreciate.

We are committed to bringing the SAF-T VEST to market. We've accomplished so much just by bootstrapping. For example, we:

1) Built a working 1st gen prototype of the SAF-T VEST in partnership with UST School of Engineering
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Received more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota – plus more than $30,000 in actual investments or commitments to invest from 12 individuals who believe in our mission.

I invite you to look at our website to learn more about all we've accomplished, because we're at a critical stage in our start-up. We're crowdfunding the SAF-T VEST through a platform called Wefunder. We need to generate at least $50,000 in pledged investments or the campaign fails and we get nothing.

To date—we've signed up 11 investors and we're beginning to see some real momentum. And, you don't have to be a multimillionaire. Crowdfunding investments start at just $100.

Get all the details on our campaign page.

I would be honored if you invested in Davenport SAF-T Systems, Gigi. But please know there is no obligation. Given your work in long term care, I'd be so appreciative if there was some way to share our campaign with your colleagues. We believe the SAF-T VEST will play a critical role in nursing homes and assisted living facilities by reducing life threatening injuries from falls.

This a chance for people to have a stake in our success. This supports a novel solution that will reduce healthcare costs as well as the heartache and suffering that results when an older loved one falls and gets hurt.

Thanks for considering!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0452
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey Jeff,
Hope this note finds you well.

I'm reaching out to share some news about my start-up, Davenport SAF-T Systems. **We're crowdfunding!!**

You may recall that my father, Jay, designed a wearable technology that will detect a fall in progress and then inflate a system of airbags to protect the user on impact from the hips to the head. Because the fact is, everybody is going to fall sooner or later. About 1 in 3 older adults falls each year. In 2019, 34,000 older adults in the U.S. died from falls. As an orthopedic surgeon from about 1970 – 2020, Jay treated countless older adults who suffered terrible fall injuries—broken hips, head injuries, back, shoulder and wrist fractures. The list goes on. The one-year mortality rate for adults 65+ who suffer a hip fracture is about 30%.

Unless we can somehow defeat gravity, it will always win in the end. Fall prevention strategies might be helpful in some ways – and yet more people are falling with worsening consequences each year.

There really is no technology that is readily available to protect our loved ones in a fall. As a result, we basically just hope a fall won't happen. Except they do. Twenty percent of falls results in serious injury. There are roughly 15,000 nursing homes in the U.S. and guess how many residents fall each year: HALF. Yep...we're talking 80+ year old folks falling down. In hospitals, close to a million patients fall. It's a nightmare.

We are committed to bringing the SAF-T VEST to market. We've accomplished so much just by bootstrapping. For example, we:

1) Built a working, 1st gen prototype of the SAF-T VEST in partnership with UST School of Engineering
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Received more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus more than $39,000 in actual investments or commitments to invest from 12 individuals who believe in our mission.

We're at a critical stage in our start-up. We're crowdfunding the SAF-T VEST through a platform called Wefunder. We need to generate at least $50,000 in pledged investments or the campaign fails and we get nothing.

To date—we've signed up 11 investors and we're beginning to see some real momentum. And, you don't have to be a multimillionaire. Get all the details on our campaign page. I would be honored if you invested in Davenport SAF-T Systems, John. But please know there is no obligation. However, this a chance for people to have a stake in our success and support a novel solution that will reduce healthcare costs as well as the heartache and suffering that always results when an older loved one falls and gets hurt.

Thanks Jeff, for considering. And if you know anybody who might be interested in supporting us, please let me know and I'll be glad to reach out to them !

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612 240 0402
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Tim,

Long time! Looking forward to seeing the ballers over at the Longfellow Grill!

I'm reaching out to share some news about my start up, Davenport SAF-T Systems. **We're crowdfunding!!**

You may recall that my father, Jay, designed a wearable technology that will detect a fall in progress and then inflate a system of airbags to protect the user on impact from the hips to the head. Because the fact is, everybody is going to fall sooner or later. About 1 in 3 older adults falls each year. In 2019, 34,000 older adults in the U.S. died from falls. As an orthopedic surgeon from about 1970 – 2000, Jay treated countless older adults who suffered terrible fall injuries—broken hips, head injuries, back, shoulder and wrist fractures. The list goes on. The one-year mortality rate for adults 65+ who suffer a hip fracture is about 30%.

Unless we can somehow defeat gravity, it will always win in the end. Fall prevention strategies might be helpful in some ways—and yet more people are falling with worsening consequences each year.

There really is no technology that is readily available to protect our loved ones in a fall. As a result, we basically just hope a fall won't happen. Except they do. Twenty percent of falls results in serious injury. There are roughly 15,000 nursing homes in the U.S. and guess how many residents fall each year? HALF. In hospitals, close to a million patients fall. It's a nightmare.

We are committed to bringing the SAF-T VEST to market. We've accomplished so much just by bootstrapping. For example, we:

1) Built a working, 1st gen prototype of the SAF-T VEST in partnership with UST School of Engineering
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Received more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
5) Earned a $28,000 Innovation Grant from the state of Minnesota—plus more than $39,000 in actual investments or commitments to invest from 12 individuals who believe in our mission.

We're at a critical stage in our start-up. We're crowdfunding the SAF-T VEST through a platform called Wefunder. We need to generate at least $50,000 in pledged investments or the campaign fails and we get nothing.

To date—we've signed up 11 investors and we're beginning to see some real momentum. And, because we're crowdfunding, you don't have to be an accredited investor or a multimillionaire. Get all the details on our campaign page. I would be honored if you invested in Davenport SAF-T Systems, Tim. But please know there is no obligation. However, this a chance for people to have a stake in our success and support a novel solution that will reduce healthcare costs as well as the heartache and suffering that results when an older loved one falls and gets hurt.

Thanks Tim, for considering. And if you know anybody who might be interested in supporting us, please let me know and I'll be glad to reach out to them!!

Best,

Ryan Davenport
Co Founder and CEO
Davenport SAF-T Systems
612-240-0192
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Tracy,
Thanks for talking with me this morning about the SAF-T VEST. We're committed to bringing this solution forward and you've been a great resource for ideas and strategies.

I invite you to take a look at our crowdfunding page— www.wefunder.com/davenportsaftsystems. Tracy, if you have people in your network who might be interested in learning more about our campaign, please forward this email to them (including the legal disclosure below)!! We generated some investments just from friends in my network sharing with others!

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Enjoy the conference!

Best,

Ryan Davenport
612-743-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Oops – Here's the legal disclosure! 😉

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi [illegible]!

How are you? Has your spring and summer included any new travel adventures? My sister Mar just returned from a work-[illegible] trip Costa Rica. She said it was amazing—except for her last day when she apparently became infected with COVID. She's better, now but that was one souvenir she did not want to bring home.

Tara is great. She's been working at the YWCA as a fitness coordinator for 5½ years. She's starting to explore some new opportunities in fitness and I know she'll impress any future employer. She also traveled to Italy back in June. Her friend from high school was celebrating her 50th birthday party (delayed due to COVID) and her 27th anniversary. They live in Zurich, but organized an elaborate week in Bergamo, Italy for 40 guests. They all stayed in a huge mansion on a vineyard out in the countryside about an hour from Milan. They had a [illegible] band and dress up evenings. One night the women dressed as flappers and the men wore 1920's fashions. They played a murder mystery game and Tara said it was great fun!

Ethan is in New York pursuing stage and film opportunities – and having some success! He's also working as a server at a restaurant (required of all actors) in the West Village. Ruby is a junior at the University of Minnesota pursuing a degree in adolescent and child development. She's pushing hard to get to the next level – she's got a full load of summer classes and could graduate a year early! Chet will be a 10th grader at Roosevelt High about a mile from our house. He pretty much wants to go fishing year round – including ice fishing. Ugh.

How are John and Amanda? What about the grandchildren? They must be grand teenagers by now, is that right?

I'm busy trying to manage both my solo PR practice and my start-up Davenport SAF-T Systems. I've been leading the development of our SAF-T VEST over the past 5 years or so. Dad remains the medical expert and consultant on the design specs for the device. We're collaborating with a fall researcher from the University of Illinois at Chicago and plan to submit an NIH grant application in early September (I love deadlines!).

We're also CROWDFUNDING. This is a great way for more people to invest in startups and small businesses they believe in. We of course approached angel investors and accredited investors with venture capital firms. Most of them loved our concept but declared that we are "too ea in our development" for them to back us with capital. So that's when we decided to launch a crowdfunding campaign. You don't have to be a multimillionaire or even an accredited investor.

"I invite you to visit our crowdfunding page at www.wefunder.com/davenportsaftsystems. We have a lot of information there, and we're making good progress. We're in an early stage of crowdfunding, so we're accepting "pledges" to invest. This means people are signing up to invest (startin at just $100 and up from there) but no transaction takes place unless/until we reach $50,000 in pledges, or reservations.

We've reached some major milestones already. For example we:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 155 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus $47,000 in actual investments or commitments to invest from 17 individuals who believe in our mission.

Well, I should probably get back to doing client work! I hope all is well with you. Let's meet up sometime for coffee! Or heck, how about a beer or glass of wine!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0192
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT
SAF-T
SYSTEMS™

Hi Jolynn,

It's Ryan! Former next-door neighbor, now just 10 blocks west. I hope this note finds you well. I've been following your posts about your Aunt Marilyn. What a hard situation. She sure is lucky to have you looking after her best interests! It must be exhausting! But your care and commitment to her is amazing. How are your gardens? Things are super dry over here and we are not lawn watering people. So Tara collects the water that comes out of the tap while waiting for it to warm up. Then she puts it in the watering can and treats all the potted plants with a drink! This, while Europe burns! What a world.

Say – I'm reaching out with an update on our start up, Davenport SAF-T Systems! We're crowdfunding the SAF-T VEST! Crowdfunding is perfect for early stage companies like ours because we need an advanced prototype to show accredited investors how novel and important our solution will be for older adults. We've pitched to dozens and dozens of angel investors and venture capital firms. Most love what we're doing – but before they invest, they want to see it in action while worn by a living, breathing person. (So far, we've attached it to a mannequin and tipped it over to show how one of the airbags deploys in 0.4 seconds.

Crowdfunding is great because far more people can get behind start-ups and small businesses they believe in. You don't have to be a millionaire either. Our crowdfunding platform accepts investments starting at $100.
Check out all the details on our Wefunder campaign page! There's even a silly video of me, trying to explain all of this. I'd be honored if you invested, but please know there is no obligation! Perhaps just as important for us is **SPREADING THE WORD!** So, one way to really help us is by liking, commenting and sharing any posts you see from me on Facebook, LinkedIn or Twitter! Thanks!!

Know anybody who might be interested in supporting us by investing? Please forward this email (you can trim the first paragraph)!

It's probably time for a visit again. Let's figure that out.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612 240 0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is

---

Steve,
Good to catch up the other day at Wonder Hill Brewing! Is there a good time for me to visit you and the crew onsite? Let me know—would be fun! I hope you will keep me in mind for any assignments involving video storytelling, scriptwriting, general communications, etc.

Also—have you thought about the SAF-T VEST?
Invest in the VEST!!

Details at www.wefunder.com/davenportsaftsystems!!

Best,

Ryan Davenport
DavenPR
612.240.0492
ryan@davenpr.com
www.davenpr.com

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Zen 4'5",

It's Rhine. How's life? Is your neighborhood burning? As per usual, if you need to flee eastward, mi casa is your casa. It's been a little dry in MSP of late...but just got some rain yesterday and last night. Up north—lotta water.

Hey—here's the update on our Crowdfunding.

We've secured $25,800 in investment reservations, or pledges. We have 17 investors so far!! Our goal is $50,000—or bust. Literally. As in, if we don't hit $50,000, the campaign goes pear-shaped and we get zero money. Zilch. Nada. All those investors

So...here's the thing.

Listen, uh...I'll take all the action I can get.
I know. I'm already in for 10.
Ooh, big spender.
Listen, if you want to get in, they're shaving points in this game.
"They're definitely shaving points? You uh, feel secure? Modell—why do always have to ask so many questions (Boogie: What's your source—what's your resource??)
Because I wanna know your source.
Forget it—his tips are for shit.
What's your resource?

I'm telling you don't get in. Your tips cost me 200 bucks.
I'll tell you what—make it 50. If you're sure, you make it 50.

And, scene. That's completely drawn from the dusty, inner recesses of my withering brain.

Which is all to say—I can definitely take all the action I can get. Investments start at just a hundo ($100) and go up from there.

This SAF-T VEST thing—I'm swinging for the fences. But I need help to get there.
We've accomplished so much just by bootstrapping. For example, we:

1) Built a working, [1st gen prototype of the SAF-T VEST] in partnership with UST School of Engineering
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Received more than 155 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus more than $39,000 in actual investments or commitments to invest from 12 individuals who believe in our mission.

Of course, there's no obligation and no hard feelings whatever you decide. But I wouldn't be doing my job if I didn't pitch you at least once.

[Get all the details on our campaign page]. Thanks for considering!! And let me know if you have any questions!
One last question—know anybody who might want to get in on this? Please let me know. I'd be glad to reach out directly, or maybe you'd want to do an email intro. Whatever works best.

Thanks!

Rhine

In closing:

Why don't you get a job?
I know, I never joined the family business--I'm a disgrace.
I should talk to Daddy about cutting off your trust fund.
Wow. A whopping $200 bucks a month.
It's killing your instincts.
Far be it for me to disagree.
Give me some money Howard. You know I wouldn't be here if it wasn't important.
Get off.
I abhor you, and yet I'm here.
Get off.
You know it's funny. I remember when we were little kids. And people would say why don't you go play with your brother?
And I'd say...Oh! That's who the asshole in the other crib is.

It's my favorite movie.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Nick,
I'm like that ex girlfriend who won't stop calling. Well, I hope I'm not like that.

Just checking in to see if you'd like to chat about our start up Davenport SAF-T Systems and the crowdfunding campaign.

So far—we've signed up 17 investors who've pledged to invest anywhere from $100 to a lot more than that. We've raised $25,800 so far. But—we need to hit $$50,000 or the campaign is a bust and we get zero. But, I like our chances.
Have you looked at our crowdfunding page?

I've had quite a few people reach out to me with questions about how to actually invest—you do it right on the page. And, at this point, you're just making a reservation to invest. Once we hit that 50 mark, then Wefunder performs an audit on us, we file a federal form C and then those pledges go through as actual investments. If we don't make $50,000 then the pledges are released and no investments are accepted.

So there it is. I hope you're having a great summer. How are the fishing biting on Kabetogama?
Is it time for me to bring our boat up there?

Talk soon!

Ryan Davenport
Co Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Hey Nick,

It's Ryan D

Just checking back on your interest in **Davenport SAF-T Systems** and the crowdfunding campaign.

Here's the update:
So far—**we've signed up 17 investors** who've pledged to invest anywhere from $100 to a lot more than that. **We've raised $25,800** so far. But—**we need to hit $50,000** or the campaign is a bust and we get zero. But, I like our chances.
Have you looked at our crowdfunding page?

I've had quite a few people reach out to me with questions about how to actually invest—you do it right on the page. And, at this point, you're just making a reservation to invest. Once we hit that 50-mark, then Wefunder performs an audit on us, we file a federal form C and then those pledges go through as actual investments. If we don't make $50,000 then the pledges are released and no investments are accepted.

I'm also thinking about trying to get some [illegible] folks over to the Iron Ranger. Holly said she'd be interested. Who else is around? My buddy from college lives close to Nat Longley and they run into each other a lot.

Would that be fun?

Talk to you later!

Ryan Davenport
Co Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Hi Jane,

How are you! Long time! Are you enjoying a happy and healthy summer? How are your girls?

It's busy around here, and that's just with 2 of our kids home for the summer. Ethan is in NYC pursuing his acting career. Ruby is at the U of M, taking a full load of summer courses (but living at home till fall); she's on track to finish a year early. Chet is going to be a 10th grader but only thinks about fishing and YouTube. Tara's at the YWCA, but contemplating some career moves...

I'm reaching out to share an update on the **SAF-T VEST** and our start-up Davenport SAF-T Systems. We're crowdfunding!! (more on that below)

As I'm sure you're aware, Jay (my dad) and I are developing a wearable technology that will protect older adults if (and when) they fall. It's called the SAF-T VEST. (I feel like we've talked about this before.)

The fact is, it just seems everybody is going to fall sooner or later. Gravity is undefeated in that contest. Fall prevention strategies are important and can be helpful in some ways – but the fact is more people are falling with worsening consequences each year.

There really is no technology that is readily available to protect our loved ones in a fall. It basically means we just hope a fall doesn't happen. Except they do. More than 1 in 4 – closer to 1 in 3 older adults falls each year and 20% of falls results in serious injury. There are roughly 15,000 nursing homes in the U.S. and guess how many residents fall each year: HALF. Yep...we're talking 80+ year old folks falling down. In hospitals, close to a million patients fall. It's a nightmare.

We are committed to bringing the SAF-T VEST to market. We've accomplished so much just by bootstrapping. For example, we:

1) Built a working, 1st gen prototype of the SAF-T VEST in partnership with UST School of Engineering
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Received more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota – plus more than $39,000 in actual investments or commitments to invest from 12 individuals who believe in our mission

Jane, I invite you to look at our website to learn more about all we've accomplished, because we're at a critical stage in our start-up. We're crowdfunding the SAF-T VEST through a platform called Wefunder. We need to generate at least $50,000 in pledged investments or the campaign fails and we get nothing.

To date—we've signed up 17 investors and we're beginning to see some real momentum. And, you don't have to be a multimillionaire. Crowdfunding investments start at just $100.

Get all the details on our campaign page.

I would be honored if you invested in Davenport SAF-T Systems, Jane. But please know there is no obligation. Given your work in long term care, I'd be so appreciative if there was some way to share our campaign with your colleagues. We believe the SAF-T VEST will play a critical role in nursing homes and assisted living facilities by reducing life threatening injuries from falls.

This a chance for people to have a stake in our success. A chance to support a novel solution that will reduce healthcare costs as well as the heartache and suffering that results when an older loved one falls and gets hurt.

Thanks for considering! Want to chat? Have coffee? Let me know!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-210-0192
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Hi again, John.

I got some terrific notes from you about the path ahead for us. Excellent insights about cost, price point, margins and target audiences. You can bet I'll be diving deeper into these considerations while our prototype comes online. If you're comfortable with it, I'd love an opportunity to follow up with you in a few months to share more about our approach to these issues. Thank you again for your time today.

I just received feedback from another venture capital group dedicated to social impact and what they call "doing good in the world." I felt we could make a great case for what we are building. Ironically, the first comments from the VC centered on revenue – specifically that they'd like to see greater revenues than what we're representing in our pro forma. (We're trying to be realistic – but perhaps to our own detriment!)

John—I'll leave you with just one more thing.

I invite you to visit our crowdfunding campaign page at https://wefunder.com/davenportsaftsystems. Of course, there's **no obligation**. But we have 18 investors betting on the SAF-T VEST to succeed and to have a real impact on families and loved ones at risk of falling. Crowdfunding is a great tool because it allows more people to have a stake in a small business or start-up they believe in. We have some $100 investors, a $10,000 investor and plenty of others in between. We need to reach $50,000 in total investment reservations or the campaign shuts down and the investment commitments are nullified. But I'll tell you this – I feel good about our chances!!

If you have any additional feedback or ideas on how we can make a stronger case for the **SAF-T VEST**, feel free to share!

Thanks again. Have a great weekend!

Best,

Ryan Davenport
Co-Founder and CTO
Davenport SAF-T Systems
612-240-0452
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ted!

It's Ryan. Thanks for linking in. It looks like I've broken through to an elite fraternity of Joe Fitzgerald connections. It's an honor. And what a thrill for you, I'm sure.

Hope all is well.

I don't know if we've ever talked about this, considering how often I run into you (what is it, like once/year?). But here's the deal.

I'm leading the development of a wearable technology that will protect older adults if (and frankly, when) they fall. It's called the **SAF-T VEST**. (Now I feel like we've talked about this before?) I founded our start-up in 2017, together with my dad. He showed me his designs for the SAF-T VEST, and I right then, I thought we had something big. Then I did a ton of research on fall protection – which is different than fall prevention.

Because the fact is, it's clear to me that everybody is going to fall sooner or later. Gravity is undefeated. Fall prevention strategies are important and can be helpful in some ways – but the fact is more people are falling with worsening consequences each year.

There really is no technology that is readily available to protect our loved ones in a fall. It basically means we just hope that Grandma never falls. But that's a terrible strategy. More than 1 in 4 – closer to 1 in 3 older adults falls each year and 20% of falls results in serious injury. There are roughly 15,000 nursing homes in the U.S. and guess how many residents fall each year: HALF. Yep...we're talking 80+ year old folks falling down. In hospitals, close to a million patients fall. It's a nightmare and it's life threatening. In 2019 in the U.S., about 34,000 older adults died from falls.

I'm committed to bringing the SAF-T VEST to market. We've accomplished so much just by bootstrapping. For example, we:

1) Built a working, 1st gen prototype of the SAF-T VEST in partnership with UST School of Engineering
2) Received a U.S. Patent on our technology
3) Collaborated with the University of St. Thomas School of Engineering in the development of an early gen prototype. Now we're collaborating with a Ph.D. level researcher at University of Illinois at Chicago on an NIH grant application.
4) Formed an elite team of advisors
5) Received more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $25,000 Innovation Grant from the state of Minnesota—plus investments from 20 people who believe in our mission—including Steve McCarthy and Denis!

I invite you to look at our website to learn more, because we're at a critical stage in our start up. **We're crowdfunding the SAF-T VEST** through a platform called Wefunder. We need to generate **at least $50,000** in pledged investments or the campaign fails, and we get nothing.

With 18 crowdfunders backing us, we're beginning to see some real momentum. And, crowdfunding is super cool. You don't have to be a multimillionaire. Investments start at just $100 and the more you invest the bigger your stake in our success.

Get all the details on our campaign page.

Joe, I'd be grateful if you invested in Davenport SAF-T Systems. But of course-- there is no obligation. Could you share this info/email with Pat? Your work colleagues, or anybody else who comes to mind? Maybe friends you see more than 1X/year?

We believe the SAF-T VEST will play a critical role in nursing homes and assisted living facilities by reducing life threatening injuries from falls. Your investment will help support a novel solution that will reduce healthcare costs as well as the heartache and suffering that results when an older loved one falls and gets hurt.

Questions? Give me a ring! Thanks for considering! See you at McGovern's!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Theresa!
It's Ryan ... of Tara and Ryan. It was great fun to see you and hang out with so many new folks last night! I think I need to visit Minnetonka a little more often. But, I digress...

Thanks for your inviting me to send you some info about our start up and what we're doing to reduce devastating fall injuries among older adults. Apologies for the long email—I attached a 60-sec video if you'd rather jump to that.

As we discussed a bit earlier, I'm leading the development of a wearable technology, called the **SAF-T VEST**. It will protect older adults if (and frankly, when) they fall. I founded our start up, Davenport SAF-T Systems, in 2017 with my dad. He's an orthopedic surgeon (retired). Over the course of his 30-year practice up in northern Minnesota he treated countless older patients who suffered awful injuries from falls.

So back around 2015, he showed me some drawings he'd been working on. It was a wearable smart technology equipped with sensors and airbags. If the user lost his/her/their balance, the airbags would inflate to absorb the impact of the fall. I thought soon after that this could potentially be a big, BIG idea. So I did a ton of research on fall protection—which is different than fall prevention. It turns out...fall injury protection is almost nonexistent. But falls have become a public health crisis. Fall injuries cost us $50B per year in the U.S.

The fact is, just about everybody is going to fall sooner or later. Gravity is undefeated. Fall prevention strategies are important and can be helpful in some ways -- but more people are falling with worsening consequences each year.

As I said, there is no technology that is readily available to protect our loved ones in a fall. There are some undergarments that have a piece of padding over each hip. But their bulky and patients don't like to wear them.

It basically means we just have to hope that Grandma never falls. But that's a terrible strategy. More than 1 in 4—closer to 1 in 3 older adults falls each year and 20% of falls results in serious injury. There are roughly 15,000 nursing homes in the U.S. and guess how many residents fall each year HALF. Yep...we're talking 80+ year old folks falling down. In hospitals, close to a million patients fall. It's a nightmare and it's life threatening. In 201: In the U.S., about 34,000 older adults died from falls. And yes, it's the number one cause of fatal and nonfatal injury accidents among adults 65+.

So, I'm committed to bringing the SAF-T VEST to market. We've accomplished so much just by bootstrapping. For example, we:

1) Built a working 1st gen prototype of the SAF-T VEST in partnership with UST School of Engineering
2) Received a U.S. Patent on our technology
3) Have a Ph.D. level fall researcher at University of Illinois at Chicago who will partner with us on an NIH grant application.
4) Formed an elite team of advisors
5) Received more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus investments from 20 people who believe in our mission!

I invite you to look at our website to learn more, because we're at a critical stage in our start up. **We're crowdfunding the SAF-T VEST** through a platform called Wefunder. We need to generate **at least $50,000** in pledged investments or the campaign fails, and we get nothing.

With 18 crowdfunders backing us, we're beginning to see some real momentum. Crowdfunding is super cool. You don't have to be a multimillionaire. Investments start at just $100 and the more you invest the bigger your stake in our success.

Get all the details on our campaign page.

Theresa, I'd be grateful if you invested in Davenport SAF-T Systems. **But of course-- there is no obligation**. Crowdfunding is all about momentum! Spreading the word about our mission and our campaign is how we get this done. Plus, I'm always looking for opportunities to connect with people who are well versed in bringing technology to market, start ups, and pitching to or talking with investors. Maybe you know people? 😊

We believe the SAF-T VEST will play a critical role in nursing homes and assisted living facilities by reducing life threatening injuries from falls.

I'm a newbie to the start up game. And I don't know what I don't know. So...your ideas are ALWAYS welcome. If it makes sense to meet up for coffee, or if you have ideas on people I should meet—I'm all ears!

Thanks for your thoughts and feedback!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Aimee,
Great to catch up! Hang in there with the nurses' contract negotiations. I think you've got a great handle on the PR/media relations "playbook."

AND -

In case you or folks in your network might be interested—Here's how people can support the SAF-T VEST:

Check out this website to learn more about the work we've done already, plus get all the details about how crowdfunding works.

Be sure to read our legal disclosure here: https://tinyurl.com/4cpkmkev/

Best,

Ryan Davenport
DavenPR
612.240.0492
ryan@davenpr.com
www.davenpr.com

Hey Joe,
I thought I'd circle back to see if you had any questions about our crowdfunding campaign. You could also talk to Denis or Steve McCarthy – both decided to invest (Denis through our Wefunder site) and Steve invested prior to the campaign.
Both of my parents have fallen in the past few years and they've been lucky not to have gotten seriously hurt. But for them it's a real risk every day.

I'd love to have your support. But if you choose not to invest—no worries! If you know of anybody in your network who might be interested in what we're doing, please share the links below!!

Thanks!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan.

Legal Disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hello former Fairview friends!, er...my friends who formerly worked at Fairview...aack... Hello friends!

Wow. How long has it been? I hate to even ponder. But hey I'm still alive, still kicking and still trying to nudge and budge our kids out of the nest. Tara and I got our first one to fly away last year (Ethan in NYC, pursuing his acting career), one is half-way out (Ruby now living over in Dinkytown while she attends the U of M) and Chet (still at home, 10th grade). How are you all? I love keeping up with so many of you through Facebook and the Instagram! It's so fun to see what's new, your latest travel adventures (Franko!), and all your family news and career trajectories! I hope you all have found your way through this pandemic. Thank God ~~it's over, not a threat, finally stopped mutating,~~ we've made it this far.

I'm now in my 7th year running my solo PR/media relations practice called DavenPR. I love the work; I love my clients and I mostly love working from home. Zoom has saved our economy... Did anybody think to invest in Zoom before the coronavirus hit us? If yes, congratulations! We missed it by 2.5 years.

So... In addition to wanting to connect and say hi and hopefully learn how you all are doing, I'm reaching out to tell you about **my adventure as a tech co-founder**. Some of you know all about this and may be deleting...this...email...now. (Poof!)

But for those of you who don't know, this thing started about two years after I left Fairview — circa 2015. Here it is, in a nutshell.

My dad, Jay Davenport, came to me with some drawings he made of a vest designed to be worn by older adults with a history of falling or who are at an increased risk of falling. The vest would be equipped with smart technology—including tiny motion sensors, a microprocessor, and airbags. We call it the SAF-T VEST. The SAF-T VEST is designed to monitor the user's balance. If it detects a fall—in progress—the sensors send a message to the microprocessor. The computer triggers the inflation mechanism to inflate a system of airbags. This all takes less than a half second. As the airbags contact the floor or ground, they begin to deflate, absorbing the impact of the fall. Fracture-prone areas of the body, from the hips to the head, are protected.

So that's it. That's the whole deal. Pretty cool right? Well, there are a few other details. Here are some highlights on what we've accomplished so far. We:

1) Built a working, 1st gen prototype of the SAF-T VEST in partnership with the School of Engineering at University of St. Thomas.
2) Received a U.S. Patent on our technology in 2021.
3) Collaborated with a leading expert in falls as part of our development of the SAF-T VEST.
4) Formed an elite team of advisors.
5) Received more than 100 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation.
6) Earned a $28,000 Innovation Grant from the state of Minnesota — plus more than $46,000 in actual investments or commitments to invest from 20 individuals who believe in our mission.
7) Competed in MNCup and MassChallenge, which are early stage start-up accelerator programs.

We are committed to developing the SAF-T VEST and bringing it to market for lots of reasons. First — my mom AND my dad have fallen down a few times in the past few years. They live up north in a rural area, which is about a 40-minute round trip from healthcare services. Thankfully, they haven't been seriously injured. Second — falls are a $50B public health crisis. In 2019, more than 39,000 people in the U.S. died from falls — and most of them (34,000) were older adults. Seriously, this is a runaway freight train about to fly off the tracks. My dad took care of countless older patients who fell and broke their hips, fractured their shoulders, or suffered back or head injuries in terrible falls. These are life-threatening events and right now, in 2022, we still don't have any viable way to protect people if they fall.

We need to build advanced SAF-T VEST prototypes that will be suitable for testing on real people. We can do this with our lead scientific advisor at her lab at the University of Illinois at Chicago. But we need capital to make this happen. So, we're crowdfunding, using a platform called Wefunder to raise funds. We need to generate at least $50,000 in investment reservations—or pledges. If we don't reach our goal, the campaign fails and any pledges raised go back to the investors.

Here's the good news. We've made a ton of progress!! And now, I'm asking each of you to do two things:

1) Please check out our crowdfunding page at https://wefunder.com/davenport.saftsystems. You'll learn all about our journey and how you can help us by investing as little as $100...which I know is no small thing. And — of course, there's no obligation and no hard feelings either way.
2) Whether you decide to make an investment pledge or not—please share the link to our crowdfunding page with anybody in your network who might be interested in supporting us!

I know I buried this pitch toward the end of my email. Sorry about that! Thank you all for reading this. Thank you for thinking about the problem of falls and fall injuries. And thank you for considering how you might support our efforts. If you have any questions about this campaign or the SAF-T VEST, feel free to call me, email me or text me!

Enjoy a long, warm fall season. I don't care what anybody says. Winter is a long, long way off.

My best to all of you,

Ryan Davenport
Co Founder and CEO
Davenport SAF-T Systems

612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Dave,

Thank you so much for reaching out. Our SAF-T VEST is still in development. We're raising capital through a crowdfunding platform called Wefunder. You can get all the details at https://wefunder.com/davenportsaftsystems.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Scott!

Dav here. What's going on? How's the family, the HealthPartners, the whole thing? It's been a long time, no? Would be fun to catch up. I'm doing my DavenPR thing, after a couple of slow years, things are beginning to pick up. It's a nice change and takes a little pressure away from the home front. I've also got this other thing going on.

It's **my adventure as a tech co-founder**. You might know all about this, so I hope you're not reaching for the delete button... and **deleting...this...email...now.** (Poof!)

Still here? Cool. This thing started about two years after I left Fairview – circa 2015. Here it is, in a nutshell.

My dad, **Jay Davenport**, came to me with some drawings he made of a vest designed to be worn by older adults with a history of falling or who are at an increased risk of falling. The vest would be equipped with smart technology – including tiny motion sensors, a microprocessor, and airbags. We call it the SAF-T VEST. The SAF-T VEST is designed to monitor the user's balance. If it detects a fall—in progress—the sensors send a message to the microprocessor. The computer triggers the inflation mechanism to inflate a system of airbags. This all takes less than a half second. As the airbags contact the floor or ground, they begin to deflate, absorbing the impact of the fall. Fracture-prone areas of the body, from the hips to the head, are protected.

So that's it. That's the whole deal. Here are some highlights on what we've accomplished so far. We:

1] Built a working, 1st gen prototype of the SAF-T VEST in partnership with the School of Engineering at University of St. Thomas.
2] Received a U.S. Patent on our technology in 2021.

3) Collaborated with a [leading expert in falls] as part of our development of the SAF-T VEST.
4) Formed an elite team of advisors.
5) Received more than 160 emails to our website from future customers inquiring about pricing, our commercial launch and pilot study participation.
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus more than $46,000 in actual investments or commitments to invest from 20 individuals who believe in our mission.
7) Competed in MNCup and MassChallenge, local and national early-stage start-up accelerator programs, respectively.

We are committed to developing the SAF-T VEST and bringing it to market for lots of reasons. First — my mom AND my dad have already fallen down a few times in the past few years. They live up north in a rural area, which is about a 40 minute round trip from healthcare services. Thankfully, they haven't been seriously injured. Second — falls are a $50B public health crisis. In 2019, more than 39,000 people in the U.S. died from falls — and most of them (34,000) were older adults. Seriously, this is a runaway freight train about to fly off the tracks. As a surgeon, Dad took care of countless older patients who fell and broke their hips, fractured their shoulders, or suffered back or head injuries in terrible falls. These are life-threatening events and right now, in 2022, we still don't have any viable way to protect people if they fall.

We need to build advanced SAF-T VEST prototypes that will be suitable for testing on real people. We can do this with our lead scientific advisor at her lab at the University of Illinois at Chicago. But we need capital to make this happen. So, we're crowdfunding using a platform called Wefunder to raise funds. We need to generate at least $50,000 in investment reservations—or pledges. If we don't reach our goal, the campaign fails and any pledges raised go back to the investors.

Here's the good news. We've made a ton of progress!! Now, here's the ask:

1) Please check out our crowdfunding page at https://wefunder.com/davenportsaftsystems. You could make an investment reservation for as little as $100…which I know is no small thing. And—of course, there's no obligation and no hard feelings either way. A reservation means you agree to invest whatever amount is right for you. But no money changes hands unless we hit our goal of $50K in investment reservations.

2) Whether you decide to make an investment pledge or not—please share the link to our crowdfunding page with anybody in your network who might be interested in supporting us!

I know I buried this pitch toward the end of my email. Sorry about that! Thank you for thinking about the problem of falls and fall injuries. And thank you for considering how you might support our efforts. If you have any questions about this campaign or the SAF-T VEST, feel free to call me, email me or text me!

Enjoy a long, warm fall season. I don't care what anybody says. Winter is a long, long way off! Let's catch up soon. A beer maybe?

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Here's our Legal disclosure, FYI. This explains the meaning behind the "investment reservation."

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Dick,

It's Ryan Davenport. I was, once upon a time, a media relations manager at Fairview. How are you? After Fairview I worked for a couple years at Boston Scientific in global communications, then I started my own PR/media relations practice called DavenPR.

What's new? I saw that pic of you holding that big ol' muskie on Facebook. Wow! There's got to be a great story behind that fish. My son Chet, 15, is a fishing nut. He chases muskie but also really anything with gills. He's even got his own YouTube channel called Fishing with Chet. Really. He does.

I'm reaching out to also tell you about **my adventure as a tech co-founder.** This all started about two years after I left Fairview – circa 2015. Here it is, in a nutshell.

My dad, Jay Davenport, is a retired orthopedic surgeon. He came to me one day with some drawings he made of a vest designed to be worn by older adults with a history of falling, or who are at an increased risk of falling. The vest would be equipped with smart technology—including tiny motion sensors, a microprocessor, and airbags. We call it the SAF-T VEST. The SAF-T VEST is designed to monitor the user's balance. If it detects a fall – in progress—the sensors send a message to the microprocessor. The computer triggers the inflation mechanism to inflate a system of airbags. This all takes less than a half second. As the airbags contact the floor or ground, they begin to deflate, absorbing the impact of the fall. Fracture-prone areas of the body, from the hips to the head, are protected.

Here are some highlights on what we've accomplished so far. We:

1] Built a working, 1st gen prototype of the SAF-T VEST in partnership with the School of Engineering at University of St. Thomas.
2] Received a U.S. Patent on our technology in 2021.
3] Collaborated with a leading expert in falls as part of our development of the SAF-T VEST.
4] Formed an elite team of advisors.
5] Received more than 180 emails to our website from future customers, inquiring about price, our commercial launch and pilot study participation.
6] Earned a $28,000 Innovation Grant from the state of Minnesota—plus more than $46,000 in actual investments or commitments to invest from 20 individuals who believe in our mission.
7] Competed in MNCup and MassChallenge, local and national early-stage start-up accelerator programs, respectively.

We are committed to developing the SAF-T VEST and bringing it to market for lots of reasons. **First** – my mom AND my dad have already fallen a few times in the past few years. Thankfully, they haven't been seriously injured. They live up north in a rural area, about a 40-minute round trip from healthcare services. **Second** – falls are a **$50B** public health crisis. In 2019, more than 39,000 people in the U.S. died from falls – and most of them (34,000) were older adults. Seriously, this is a runaway freight train about to fly off the tracks. As a surgeon, Dad took care of countless older patients who fell and broke their hips, fractured their shoulders, or suffered back or head injuries in terrible falls. These are life-threatening events and right now, in 2022, we still don't have any viable way to protect people if they fall. **Third** – more than one in four older adults falls each year. Over the course of the next 20 years, the number of Americans 65 years old and above will increase from 56M to 81M. More seniors = more falls.

We need to build advanced SAF-T VEST prototypes that will be suitable for testing on real people. We can do this with our lead scientific advisor at her lab at the University of Illinois at Chicago. But we need capital to make this happen. So, we're crowdfunding using a platform called Wefunder to raise funds. We need to generate at least $50,000 in investment reservations – or pledges. If we don't reach our goal, the campaign fails and investor pledges are nullified, meaning no money changes hands. Wefunder calls this the "Testing the Waters" phase. They want to see whether I can generate support for our idea.

Here's the good news. We've made a ton of progress!! Now, here's the ask:

1) Please check out our crowdfunding page at https://wefunder.com/davenportsaftsystems. You could make an investment reservation **for as little as $100**...which, to me is a big deal. And—of course, there's no obligation and no hard feelings either way. Again, a reservation means you agree to invest whatever amount is right for you. But no money changes hands unless we hit our goal of $50K in investment reservations.

2) Whether you decide to make an investment reservation or not – please share the link to our crowdfunding page with anybody in your network who might be interested in supporting us!

Sorry for burying this pitch at the end of my email. Thank you for thinking about the problem of falls and fall injuries. And thank you for considering how you might support our efforts. If you have any questions about this campaign or the SAF-T VEST, feel free to call me, email me or text me!

Enjoy a long, warm fall season. I don't care what anybody says. Winter is a long, long way off. Let's catch up soon. A beer maybe?

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com

www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi friends-

Fact:

Of all the people you've ever met who took a chance and followed their dream to launch a start-up that will turn their great idea into something that could truly benefit humankind...but with no guarantee of success — I'm one of them.

I'm reaching out because I've enjoyed talking with you about the **SAF-T VEST**, about our crowdfunding campaign and about the hilarious world of fundraising.

Our crowdfunding website, at https://wefunder.com/davenportsaftsystems has been busier lately, which is a good thing. Wefunder campaigns only run a certain amount of time. Although I don't know the exact end date of our historic push to speed our development, I'm feeling the urgency now more than ever.

So — this is all just another way of saying, if you are still considering whether to make an investment reservation,* this is an excellent time to do just that! For as little as a **$100**, you can have a stake in our success AND help us reach our goal!

Wefunder calls the phase we're in "Testing the Waters." This means we're not accepting actual investments — we're simply asking you to make a reservation to invest. You click the link, you enter your information, the amount you wish to invest, how and where the money would come from (bank account info, etc.) and that's it. No transaction takes place unless we hit our goal of $50K in investment reservations. You can withdraw your reservation at any time. If we DON'T reach our goal, then no transaction takes place and you haven't lost any money.

Okay — thanks again for your support! No obligation to invest. And thanks for sharing our campaign with your networks!!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

**Legal Disclosure:*

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Julie,

Hope all is well. Long time! What's new? How's the spine care gig? Is it time to meet up for a beer again?

I'm reaching out with some news. As you know, I'm leading the development of a wearable technology, the **SAF-T VEST**, that will protect older adults if (and frankly, when) they fall.

My dad I founded our start-up in 2017. He showed me his designs for the SAF-T VEST, and right then, I thought we had something. I did a ton of research on fall protection – which is different than fall prevention. There really is no technology that is readily available to protect our loved ones in a fall. It basically means we just hope that Grandma never falls. It's a terrible strategy. Because the fact is, everybody is going to fall sooner or later.

We have made a ton of progress (more on that below) but we need capital to engineer our advanced prototypes. We've pitched venture capital firms and angels. Most of them have a ton of positive feedback – and yet they want to see the fully developed prototype in action, providing full injury protection. Yep, so do we. So that's the challenge. We're also getting ready to submit a grant application to the NIH in January in collaboration with a Ph.D. fall researcher at the University of Illinois at Chicago.

But we're not waiting around till next year. **We're crowdfunding the SAF-T VEST** through a platform called Wefunder. We need to generate **at least $50,000** in pledged investments or the campaign fails, and we get nothing—and none of the investments we raised go through. Get all the details on our campaign page.

We're beginning to see some **real** momentum. More than 20 people have invested so far. And, crowdfunding is super cool. You don't have to be an **accredited** investor or filthy rich. Investments start at just $100 and the more you invest the bigger your stake in our success.

I'm committed to bringing the SAF-T VEST to market. We've accomplished so much already. For example, we:

1) Built a working, 1st gen prototype of the SAF-T VEST in partnership with UST School of Engineering
2) Received a U.S. Patent on our technology
3) Collaborated with the University of St. Thomas School of Engineering in the development of an early gen prototype. Now we're collaborating wi a Ph.D. lead researcher at University of Illinois at Chicago on an NIH grant application.
4) Formed an elite team of advisors
5) Received more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participatio
6) Earned a $28,000 Innovation Grant from the state of Minnesota – plus investments from 20 people who believe in our mission – including Stev McCarthy and Denis

Julie, I'd be so grateful if you would consider investing in Davenport SAF-T Systems. **But of course-- there is no obligation** – and no hard feelings! Whether you decide to invest or not, could you share this info/email with people in your network, and anybody else who comes to mind?

The SAF-T VEST will play a critical role in nursing homes and assisted living facilities by reducing life threatening injuries from falls. Your investmen will help support a novel solution that will reduce healthcare costs as well as the heartache and suffering that results when an older loved one fall and gets hurt.

Questions? Let's meet for a beer and catch up!!
Best,

Ryan Davenport
Co-Founder and CEO

Questions? Let's meet for a beer and catch up!!
Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Kara,

Hope all is well. Thanks again for inviting me over to Kabloom. I was blown away! (another Dad joke)

Just double checking—will I be seeing a revised proposal for review? Not rushing, just making sure.

2nd item

In case you or Tom know people who like to support start ups with big, disruptive ideas...I thought I would pass along our link to the Wefunder campaign.

We're making good progress and are focused on getting the ball over the goal line!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Josh,

Hope all is well. Just a quick note to **thank you** for joining us at the Pop-Up Think Tank to support development of the SAF-T VEST.

What did you think of the event? I loved having so many people together solely to help us out with great ideas, strategies and tactics. Plus, always great to get so much encouragement!

I've been looking through the idea book and would love to get your thoughts on a few of them. Do you have any availability in the next couple of weeks (after Thanksgiving, presumably?) I have a Calendly link below under my signature...feel free to jump in there and schedule — or I'm happy to schedule something when it works for you. I'd also love to learn more about Detect Auto and all of your innovation projects!

And—as you know, we're working hard to hit our minimum goal on Wefunder. Josh, have you thought about jumping in with an investment reservation? I could sure use your support.

Here's the link: https://wefunder.com/davenportsaftsystems. Thanks for considering!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Carl,

Hope all is well. Just a quick note to thank you for joining us at the Pop-Up Think Tank to support development of the SAF-T VEST.

What did you think of the event? I loved having so many people together solely to help us out with great ideas, strategies and tactics. Plus, it's always great to get so much encouragement!

I've been looking through the idea book and would love to get your thoughts on a few of them. Do you have any availability in the next couple of weeks (after Thanksgiving, presumably?) I have a Calendly link below under my signature...feel free to jump in there and schedule – or I'm happy to schedule something whenever it works for you.

And—as you know, we're working hard to hit our minimum goal on Wefunder. Carl, have you thought about jumping in with an investment reservation? We've already raised more than 65% of our goal. I could sure use your support.

Here's the link: https://wefunder.com/davenportsaftsystems. Thanks for considering!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-210-0192
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Shelby!

Hope all is well. Sorry, again, about thoughtlessly ghosting you for lunch the other day. That is not a good look for me!! 😣

And, of course we missed you at the Pop-Up Think Tank to support development of the SAF-T VEST. But no worries of course. I know how work can be sometimes! Ugh!

I will say it was super fun. So great having so many people together solely to help us out with great ideas, strategies and tactics. Plus, it's always great to get so much encouragement!

I've been looking through the idea book and would love to get your thoughts on a few of them. Do you have any availability in the next couple of weeks for another try at lunch (after Thanksgiving, presumably)? I'm happy to schedule something whenever it works for you. And I promise: I WILL SHOW UP. ☺ It would work too!!

And—as you know, we're working hard to hit our minimum goal on Wefunder. Have you thought about jumping in with an investment reservation? We've already raised more than 65% of our goal, with 28 investors! I could sure use your support. No obligation, of course!! 😊 If you know people who might be willing to get behind us—send them my way!

Here's the link: https://wefunder.com/davenportsaftsystems. Thanks for considering!

Best,

Ryan Davenport

Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hello Jack,

Hey – I meant to follow up sooner. But it was fun talking to you at the MHSCN conference! Hope all is well. How's the video storytelling going? I'm reaching out because I wanted to tell you more about our SAF-T VEST, a wearable "smart" technology we're developing that will recognize a fall in progress and inflate a network of airbags in less than a half second.

We're raising funds to speed up our progress (we just signed an SOW with a local engineering firm!!) **More on fundraising below.**

The SAF-T VEST absorbs the impact of a fall as the airbags deflate (think of an air mattress deflating while you lay on it with the valve open) it will provide injury protection for older adults from the hips to the head. Below are a few illustrated design concepts for the SAF-T VEST. I've also attached a 33-second video from my father, a retired orthopaedic surgeon, our inventor and chief medical officer. He discusses the concept for the SAF-T VEST.

FYW – falls among older adults are life threatening events. More than 1 in 4 adults 65 and older falls each year in the U.S. Half of all residents in nursing homes fall each year. Seniors who are afraid of falling stop moving. When they stop moving, they actually increase their risk of falling. The SAF-T VEST will keep people safe from fall injuries and protect their independence for as long as possible.

Progress/Milestones reached

1) Built a working, 1st gen prototype of the SAF-T VEST in partnership with the School of Engineering at University of St. Thomas.
2) Received a U.S. Patent on our technology in 2021.
3) Collaborated with a leading expert in falls as part of our development of the SAF-T VEST.
4) Formed an elite team of advisors
5) Received more than 180 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota – plus more than $46,000 in actual investments or commitments to invest from 20 individuals who believe in our mission.
7) Competed in MNCup and MassChallenge, local and national early-stage start-up accelerator programs, respectively.

We are submitting an NIH grant application on Jun. 5, in collaboration with researcher at the University of Illinois at Chicago. We're also crowdfunding! So far, we 28 people signed up to make an investment reservation. Crowdfunding is super cool because you don't have to be millionaire with $20,000 in your pocket to make the minimum investment. Crowdfunding makes investing possible for waaaay more people becau we rely on lots of folks to invest **much, much smaller** amounts to help us reach our goal. Like, for example, a hundred bucks. Seriously.

Jack, would you consider investing in the SAF-T VEST? You'll have a stake in our success. And you'll be helping us reach our goals faster! Of course, it's no obligation. If we don't make our goal your investment doesn't go thru and we don't get anything. For us it's all or nothing! (yikes).

Learn more about investing in the SAF-T VEST! If you know anybody who might be interested – please pass this note along!! That's how crowdfunding works!

Give me a ring or reach out with any questions!

Thanks Jack!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Davenport SAF-T Systems one-pager 2022.pdf
12 MB

Feel free to share with those who may be interested – includes link to our **crowdfunding page** as well!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

Invest in the SAF-T VEST starting at $100!
email Ryan
visit our website
Schedule 30 minutes with Ryan

SAF-T VEST™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Davenport SAF-T Systems one-pager 2022.pdf
12 MB

Hi Deb!
The whole thing...on one page. Enjoy this multimedia pdf. Share far and wide. Join the crowdfunding movement! We have 29 investors already!!

Right?
Hope all is well. Happy birthday to your glamper van!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

Invest in the SAF-T VEST starting at $100!
email Ryan
visit our website
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Carl,

Enjoyed our conversation!

As discussed, I am sharing the link below to our **Wefunder campaign** to speed our development of the SAF-T VEST. Per Wefunder rules, we are required to raise $50K in investment reservations or the campaign stops and no transactions go through. If/when we meet that threshold, Wefunder performs an audit. Then 21 days later the investments go through—and our company's raise is promoted by Wefunder to its network of one million+ investors.
Almost 30 people have already made their investment reservation—from $100 on up to $10,000!

https://wefunder.com/davenportsaftsystems

Great chatting with you Carl. As always, I'll keep you posted!
Best,

Ryan Davenport
Co Founder and CEO
Davenport SAF-T Systems
612 240 0492

Invest in the SAF-T VEST starting at $100!
email Ryan
visit our website
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi friends,
Happy December! May your nights be restful and your days focused and efficient as the urge to triple-task and rush may never be greater than it is right now.

I'm reaching out with an update on our development of the SAF-T VEST. We're making tremendous progress. Before I say more about that... THANK YOU to those who've already taken the time to check out our crowdfunding page on Wefunder. We've already met more than 66% of the goal to keep the campaign going! Our backs are against the wall as this year winds down... but I've got a great feeling about how this will turn out. (It's important to be relentlessly optimistic, am I right?)

Progress

1. Underway: National Institutes of Health grant application in process to **fund Development and Early Testing of the SAF-T VEST, a Wearable Technology for Fall Injury Mitigation**
2. Signed: Project Scope of Work with Kablooe Design, a top engineering firm in Minneapolis, and uniquely suited to help us build and test the SAF-T VEST on volunteer test subjects
3. Registered: **20** Wefunder investors who made the decision to help us speed our progress and claim a stake in our future success. Investments amounts range from $100 (yahoo!) to $10,000 (holy moly!)
4. Received: Letters of support for our development from people who know the problem we are solving. They include a chief clinical officer for a nursing home system in Texas and Oklahoma with 50 facilities; a National Health Service research hospital in the U.K., which has already asked to be a pilot site to evaluate the SAF-T VEST prior to commercial launch; and an engineering faculty member from the University of St Thomas School of Engineering.
5. Hired: experienced grant strategist and grant writer Anja Metzger, Ph.D., a biomedical engineer and CEO of Innovative Minnesota Medical

This is a critical moment in our Wefunder campaign as we approach the end of the year. Please consider making a crowdfunding investment in Davenport SAF-T Systems. You'll help speed our progress and you'll get a stake in our future success. Investment amounts start at $100. Click the link below for all the details.

https://wefunder.com/davenportsaftsystems

One final thought. Last week the National Center for Health Statistics published new data about the death rate for unintentional falls among older adults across the U.S. Among the top five highest death rates: Look no further than Wisconsin (1st), Minnesota (3rd) and South Dakota (4th). The data showed death rates from falls have increased nationally from 2020-2022 for older adults 65-74, 75-84, and 85+.

Let's be a force for good. Let's build wearable fall protection.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

Invest in the SAF-T VEST starting at $100!
email Ryan
visit our website
Schedule 30 minutes with Ryan

SAF-T VEST

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Kate,

Happy December! May your nights be restful and your days focused and efficient as the urge to triple-task and rush may never be greater than it is right now.

I'm reaching out with an update on our development of the SAF-T VEST. We're making tremendous progress. Before I say more, I want to say THANK YOU to those who've already taken the time to check out our crowdfunding page on Wefunder. We've already met more than 50% of the goal to keep the campaign going. Our backs are against the wall as this year winds down – but I've got a great feeling about how this will turn out. (It's important to be relentlessly optimistic, am I right?)

Progress

1. Underway: National Institutes of Health grant application in process to **fund Development and Early Testing of the SAF-T VEST, a Wearable Technology for Fall Injury Mitigation**
2. Signed: Project Scope of Work with Kablooe Design, a top engineering firm in Minneapolis, and uniquely suited to help us build and test the SAF-T VEST on volunteer test subjects
3. Registered: **29** Wefunder investors who made the decision to help us speed our progress and claim a stake in our future success. Investments amounts range from $100 (yahoo!) to $10,000 (holy moly!)
4. Received: Letters of support for our development from people who know the problem we are solving. They include a chief clinical officer for a nursing home system in Texas and Oklahoma with 30 facilities; a National Health Service research hospital in the U.K., which has already asked to be a pilot site to evaluate the SAF-T VEST prior to commercial launch; and an engineering faculty member from the University of St. Thomas School of Engineering
5. Hired: experienced grant strategist and grant writer Anja Metayer, Ph.D., a biomedical engineer and CEO of Innovative Minnesota Medical Solutions.

This is a critical moment in our Wefunder campaign as we approach the end of the year. Please consider making a crowd funding investment in

We're fundraising so our engineers can help us solve this problem. Every second of every day an older adult in the U.S. suffers a serious injury from a fall. You can be a part of solving this huge problem. You can have a stake in our success.

Learn how your investment (starting at just $100) will speed up our progress so we can start protecting people we care about. Join more than 30 others who've signed on to help us get this done. Read our legal disclosure!

Thank you!!

https://wefunder.com/davenportsaftsystems

Best,

SAF-T VEST

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Andy and Wendy,

Any idea what this equation represents? $h_{drop} = \frac{h_{max} - h_{min}}{[illegible]}$ To be completely honest, I had no idea. Our engineers do. This equation represents airbag displacement. Think of a person falling. If she's wearing a SAF-T VEST (and I sincerely hope she is) engineers need to determine how much the bag will deflate upon impact with the floor. If it doesn't deflate at all, the impact is transferred to the person – which might feel like hitting the floor. This would be jarring to the user, who might even experience a bounce or rebound. Not good. On the other hand, if the bag deflates too quickly the person would simply land with full force onto the floor. The trick is to have the airbag deflate just enough to absorb the impact and cushion her landing. She'll eventually be lowered to the floor like you would if you lain on an air mattress with the air valve open.

Ever dip your toes into an engineering product development plan? It's super science! We're in the middle of that right now with our SAF-T VEST advanced prototyping. Our engineering partners at Kaboode Design are creating the recipe for the advanced prototype. They're poring through the work completed by our engineers from the University of St. Thomas, then enhancing their design to create a complete wearable fall protection system.

The plan is just one part of an 80-page research and development proposal we're preparing to send to the National Institutes of Health. This is an incredibly exciting time because we're taking what we know and building a SAF-T VEST that can be tested on 20 people at a specialized lab at the University of Illinois at Chicago.

Here's what I've learned about engineers: They love to solve problems. They find the best way to achieve the desired outcome. I want to keep older adults safe if they should trip on a throw rug or get up too quickly and feel dizzy or slip on the driveway on the way to get the mail. These are everyday hazards for people 65 and older. People who matter. Our parents, grandparents, aunts and uncles and the cute older couple at the end of the block.

We're fundraising so our engineers can help us solve this problem. Every second of every day an older adult in the U.S. suffers a serious injury from a fall. You can be a part of solving this huge problem. You can have a stake in our success.

Learn how your investment (starting at just $100) will speed up our progress so we can start protecting people we care about. Join more than 40 others who've signed on to help us get this done. Read our legal disclosure!

Thank you!!

https://wefunder.com/davenportsaftsystems

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

Invest in the SAF-T VEST starting at $100!
email Ryan
visit our website
Schedule 30 minutes with Ryan

SAF-T VEST

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Carl,

Ryan Davenport here. Before we all plunge headfirst into another major snowstorm AND Christmas, I thought I would circle back and see whether I might be able to inspire you to visit our Wefunder crowd funding website and consider making an investment reservation. Here's what that means.

We're in a pre-investment phase Wefunder calls "Testing the Waters." It means Wefunder is evaluating our ability to generate enough interest in the **SAF-T VEST** before the round of investing officially opens. So, we're inviting folks to go to the website and make a reservation to invest. You provide some basic information, including a bank account number, the amount you wish to invest (starting at only $100) and then you click a button that says, "Complete the Reservation." You can always go back and change the amount or you can cancel, too.

Once we've generated a certain dollar amount of these reservations, then Wefunder reaches out to all of the crowd funders to confirm their interest. They also review our company structure, an SEC Form C is filed, and then the reserved transaction actually goes through.

Here's that link again: https://wefunder.com/davenportsaftsystems

*I've had more than a few people come back to me with questions about the process. I try to be helpful. Plus, Wefunder will help anybody who has questions. Just email them at support@wefunder.com. They do seem to respond fairly quickly.

Thanks again Carl! Always appreciate your support. And of course, no obligation. If there's anybody in the GA group who might have questions, you can share this email or just have them reach out.

Talk soon! And Happy Holidays!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0192

Invest in the SAF-T VEST starting at $100!
email Ryan
visit our website
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities

Happy New Year, to you and yours!

It's Ryan, the SAF-T VEST guy. I've got some great news to kick off 2023:

Our SAF-T VEST crowdfunding campaign has reached **79%** of our goal! Remember, **Wefunder** requires that we hit this goal before it will convert the reservations into actual investments. There's no reward for *almost* hitting our goal. It's all or nothing. So, here we are. This is a critical moment. We are so eager to see the advanced **SAF-T VEST** prototype take shape. The sooner we get this built, tested and launched, the sooner we can help older adults avoid injury from a fall.

A few weeks ago, **Denis** made an investment reservation for $7,500. Why did he step forward in such a big way? *"I believe in the product,"* he said.

Beverly made an investment reservation because she said she also believes in the product and *"It will be a game changer for those at risk for falls."*

Rita, a registered nurse, said, *"The vest will improve quality of life and save healthcare dollars. Having worked in nursing homes and having advanced aged parents, I recognize the need and the benefits of this innovative product."*

I'm reaching out, once again, because recently, you expressed an interest in potentially supporting our work. Here's your chance to join **81 others** who now have a personal stake in our success. They're also helping us speed up our progress, too! You can make an investment reservation by choosing a dollar amount that works for you. You could be in for as little as $100.

Please take 5 or 10 minutes and to check out the website. It's https://wefunder.com/davenportsaftsystems You can make your

I'd love to meet with you, either virtually or in person, if you have any questions. Have anybody else in mind who might want to join the campaign? Let me know!

Have a fantastic 2023!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0192

Invest in the SAF-T VEST startup at $100!
Email Ryan
Visit our website
Schedule 30 minutes with Ryan


DID YOU KNOW...?
DAVENPORT
SAF-T

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi David,
Happy New Year! Just wanted to share an update. On Thursday, Jan. 5 our team submitted a 90+ page application for funding to the National Institutes of Health. It's titled "Development and early testing of the SAF-T VEST, a wearable device for fall injury mitigation."

We've received confirmation the application has been received and will be routed to a team of reviewers. We should get a score back from the NIH sometime in April. This will give us an idea of how likely we are to be funded. Final determination comes in May/June. We're keeping our fingers crossed!!

Below is an excerpt from the Specific Aims section of the application:

Davenport SAF-T Systems designed and patented a novel solution, called the SAF-T VEST, a garment embedded with six airbags that inflate when motion sensors detect a fall in progress (Fig. 1). Preliminary studies have demonstrated feasibility of the SAF-T VEST concept by building and fitting the first-generation device to a mannequin and tipping the mannequin over to simulate a fall. This early prototype successfully inflated its anterior donut shaped airbag prior to impact and then deflated to absorb the impact and reduce rebound. This application seeks to further develop and evaluate the safety and performance of our advanced fall protection device. As such, our specific aims include:
Specific Aim 1. Further develop the optimal airbag network to decrease total inflation volume and time and evaluate a selection of miniaturized motion sensors, microprocessors, and inflation mechanisms for optimal performance. ***Milestone:*** The components meet performance requirements for sensitivity and speed in detecting falls and releasing compressed air with appropriate pressure and in sufficient volume. **Specific Aim 2.** Integrate the sensors, microcomputer processor and network of airbags into our current vest design, such that when fitted to a mannequin, the device 1) recognizes a true fall in progress vs. other movements 2) inflates all airbags prior to impact; and 3) begins deflation at moment of impact. ***Milestone:*** In a series of fall tests from a standing position using mannequins, the system recognizes true falls in progress, inflates a network of airbags prior to impact and initiates rapid deflation at moment of impact. **Specific Aim 3.** Evaluate the performance of the prototypes while worn by twenty subjects at the Clinical Gait and Motion Analysis Laboratory at University of Illinois at Chicago. ***Milestone:*** The SAF-T VEST recognizes and responds as

designed to at least 90% percent of true falls initiated while walking in the Clinical Gait Laboratory when worn by harnessed volunteers.

Hope all is well with you.

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

Invest in the SAF-T VEST starting at $100!
Email Ryan
Visit our website
Schedule 30 minutes with Ryan

Hi SAF-T VEST crowd funders!

Happy 2023! I hope this note finds you well. I'm reaching out with some exciting updates AND a challenge.

Update 1.
We have made AMAZING progress with our Wefunder crowd funding campaign. Thirty one people (including you) have stepped up to help us speed our development and bring wearable fall injury protection to the marketplace! Thanks to you, we have already met 79% of our goal! You've demonstrated your support for our vision – to provide older adults a novel solution to help them maintain their independence, support an active lifestyle and reduce their risk of serious injury in a fall. You all have an important stake in our success!

CHALLENGE
Thanks to each of you, we've generated almost 4/5 of the investment reservations we need! Once we hit the goal, Wefunder will help promote the development of the SAF-T VEST to its own network of more than one million investors!

So, it's time to seal the deal.

I personally challenge each of you to identify three people in your life who will agree to support our crowd funding campaign by making an investment reservation – just like you did! Maybe you have a brother or sister who loves to get in on the "ground floor" of something big. Perhaps you have a coworker struggling to care for aging parents or grandparents. Maybe it's an aunt or a neighbor who's fallen or who needs a higher level of care. Are you in healthcare? Do you have a colleague who sees patients who are at increased risk of falling – or who have a history of fall injuries? These are just some examples of people you may know who love to support the development our novel solution.

How to pitch
Set up some time to meet with your prospects. Send them this **link to our crowd funding website** and invite them to check it out. Then, buy them a cup of coffee or invite them outside for a walk or a hike. Or, set up a Zoom call to catch up and tell them all about being a start-up investor! Tell them why you decided to invest in the SAF-T VEST. Remember to tell them the best part about crowd funding — **you don't need to be rich!** Investments start at just $100. Invite them to match your investment! Start-ups all over the country (including ours) rely on crowdfunding because it provides a way for more people to invest smaller amounts of money in the companies and small businesses they believe in. It democratizes investing! They get a stake in our success, AND they help us speed up our development timeline!

Another option
Feel a bit awkward pitching a friend? NO PROBLEM—**Let me do it for you!** All we need is their names and email addresses—and (if possible) a warm email introduction! I'm happy to take it from there.

And another
Finally, there is another way to help us meet our goal: Consider increasing the amount of your investment! It's easy! All you need to do is go back to our Wefunder page at https://wefunder.com/davenportsaftsystems, sign in and make the change! It's that simple.

So, there it is. Challenge issued!! 😉 Thanks in advance for spreading the word about our campaign and recruiting a few folks to join the cause!!

Update 2.
Great news! Our application for STTR funding from the National Institutes of Health (NIH) has been formally accepted for review. Our application, titled *"Development and early testing of the SAF-T VEST, a wearable device for fall injury mitigation,"* was submitted Thursday, Jan. 5. **This was a massive endeavor.** We encountered — and solved — several technical challenges prior to submission. **Special thanks go to **Pat Dillon, CDR, USN (Ret.), MBA**, founder of Minnesota SBIR, Inc. for sharing her knowledge of the SBIR/STTR application process and helping us meet critical application requirements. Also, we thank **Anja Metzger, Ph.D.**, founder at Minnesota Innovative Medical Solutions, Inc., for helping us develop a compelling proposal with scientific merit and rigor. We also engaged our engineering partners at Kablooe Design to help us articulate key details in the research strategy section of the application. I also want to recognize **Tanvi Bhatt, Ph.D.**, for all her support in the development of the first generation SAF-T VEST prototype. She provided critical advice and expertise to our St. Thomas engineers. She's been a terrific advocate for the development of our wearable technology and is a key partner in our proposed research. She and her team will lead the testing of the SAF-T VEST at her Clinical Gait and Motion Analysis Laboratory at University of Illinois Chicago. She brings unmatched knowledge in the field of fall research and is a leading expert in the study of neuromechanical basis for balance recovery after slips and trips while walking. We wouldn't be in this position, without Dr. Bhatt's support and inspiration.

Thanks for reading through this rather lengthy email! As always, feel free to reach out with ideas or questions! Have a great weekend.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

Invest in the SAF-T VEST starting at $100!
Email Ryan
Visit our website
Schedule 30 minutes with Ryan

SAF-T VEST

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Caz!

It's Ryan Davenport. Happy New Year! I hope this note finds you well. I ran into Brett Neubauer at the annual holiday party hosted by Ernest G. And the other tenants in that building. It was good catching up!

Say just a quick update on the
SAF-T VEST.

We submitted another grant proposal to the NIH —in collaboration with a PhD fall researcher at University of Illinois at Chicago. She has a lab that will accommodate safety and performance testing of the
SAF-T VEST while being worn by human subjects.

We also partnered with a biomedical engineer who assisted drafting the specific aims section, the abstract and the research strategy. We're subcontracting with Kabloo Design and they've been great.

We should hear something in the April/May timeframe, with a final determination in May/June.

We're also crowdfunding! We're using Wefunder, which is great for founders because you don't have to put any money down to start.

This is our pre-raise stage. Wefunder requires us to first demonstrate investor support from my own network. So we're inviting people to make a "reservation" to invest! So far, we've signed up 31 people who've pledged to invest varying amounts in our start-up. So far, we've achieved 20% of our goal!

I know you and I have talked about investing and you're in with a "clear ice" start-up—which is super cool. (How are they doing, btw?)

I'm inviting you to consider being a SAF-T VEST crowd funder, because the commitment is much more flexible! Investment amounts start at just $100 and go up from there. Seriously!

Check out the details at
https://wefunder.com/davenportsaftsystems! (You'll see your team, too!)

Another HUGE way to help is to share this link with people in your network who might be interested in smaller dollar investing. You get a stake in our success and you'll be helping us speed up our development!

You have an insider's perspective on what we're doing and you've always been supportive and enthusiastic of our efforts!

Thanks Caz!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0192
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

The linked image cannot be displayed. The file may have been moved, renamed, or deleted. Verify that the link points to the correct file and location.

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Carl,

Happy New Year! An important step has been achieved in the development of the SAF-T VEST.

On January 5, we submitted a 90+ page grant application to the National Institutes of Health (NIH). This was a massive endeavor and a true team effort. We received important contributions from our Ph.D. fall researcher, Tanvi Bhatt, from the University of Illinois Chicago, our engineers at Kubicek Design and our biomedical engineer who specializes in drafting the most important sections of the grant application.

We've already received confirmation the application has been received and has been assigned to a team of NIH reviewers for funding consideration. We should receive a preliminary score in April. Final determination comes in May/June. We're keeping our fingers crossed!!

Below is an excerpt from the **Specific Aims** section of the application:

"Davenport SAF-T Systems designed and patented a novel solution, called the SAF-T VEST, a garment embedded with six airbags that inflate when motion sensors detect a fall in progress (**Fig. 1**). Preliminary studies have demonstrated feasibility of the SAF-T VEST concept by building and fitting the first-generation device to a mannequin and tipping the mannequin over to simulate a fall. This early prototype successfully inflated its anterior donut shaped airbag prior to impact and then deflated to absorb the impact and reduce rebound. This application seeks to further develop and evaluate the safety and performance of our advanced fall protection device. As such, our specific aims include:

Specific Aim 1. Further develop the optimal airbag network to decrease total inflation volume and time and evaluate a selection of miniaturized motion sensors, microprocessors, and inflation mechanisms for optimal performance. ***Milestone.*** The components meet performance requirements for sensitivity and speed in detecting falls and releasing compressed air with appropriate pressure and in sufficient volume. **Specific Aim 2.** Integrate the sensors, microcontroller processor and network of airbags into our current vest design, such that when fitted to a mannequin, the device 1) recognizes a true fall in progress vs. other movements 2) inflates all airbags prior to impact; and 3) begins deflation at moment of impact. ***Milestone:*** In a series of fall tests from a standing position using mannequins, the system recognizes true falls in progress, inflates a network of airbags prior to impact and initiates rapid deflation at moment of impact. **Specific Aim 3.** Evaluate the performance of the prototypes while worn by twenty subjects at the Clinical Gait and Motion Analysis Laboratory at University of Illinois at Chicago. ***Milestone:*** The SAF-T VEST recognizes and responds as designed to at least 90% percent of true falls initiated while walking in the Clinical Gait Laboratory when worn by harnessed volunteers."

Meantime, our crowdfunding campaign has eclipsed nearly 80% of the goal set by Wefunder. Once we meet this threshold it triggers those transactions and places us in Wefunder's network of 1M investors!

Hope all is well with you.
Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0402

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi friends and Pop Up Think Tankers!

Two important updates to share about the **SAF-T VEST** – our wearable smart technology that will protect older adults if they should fall.

1. **SUBMITTED:** Our application for federal funding to further develop and test the SAF-T VEST has been received by the **National Institutes of Health.** We submitted the 80+ page document on **Jan. 5** in collaboration with the University of Illinois Chicago (UIC). This was a monumental undertaking, requiring the combined efforts of our start-up, engineers from Kablooe Design and the principal investigator at UIC, Tanvi Bhatt. We also engaged a biomedical engineer who serves as a principal investigator for other NIH funded studies and who specializes in writing competitive grant applications. We expect to receive a numerical score in late April or early May. A final determination should come in late May/early June. Keep your fingers crossed!

2. **DOWN TO THE WIRE:** Our crowdfunding campaign is in the **final stretch!** We've achieved **80%** of our required goal. Can you help us cross the finish line? So far, **82 people** *(including some of you!!)* have visited our crowdfunding website and made their investment reservation. **We are so grateful!** Investment amounts range from $100 all the way up to $10,000. Each one of these investors gets a stake in our success, AND they will help us speed up our progress.

3. **SPREAD THE WORD** *Remember, if you choose not to make an investment reservation, no problem. There's another way you can help. TELL SOMEBODY! Crowdfunding succeeds when lots of people making smaller investments vs. a few accredited (wealthy) investors making large investments (often $20,000 or more). Crowdfunding provides more affordable opportunities for more people to invest in ideas and companies they believe in!

4. **COPY AND SHARE** this link https://wefunder.com/davenportsaftsystems on your social pages. Email your friends. Email your parents, your siblings, your aunts, uncles, cousins, in-laws, outlaws, etc.

5. **USE HASHTAGS** like **#SAFTVEST, #FALLPROTECTION, #CROWDFUND, #INVESTINTHEVEST, #WEARABLE, #WALKWITHCONFIDENCE**

Thank you all so much for your enthusiasm and for sharing your ideas and kind words! Your support sustains me as we step to the plate as we nail this next milestone!

Best,

Ryan Davenport
Co Founder and CEO
Davenport SAF-T Systems
511-340-0492

Invest in the SAF-T VEST starting at $100!
Email Ryan
Visit our website
Schedule 30 minutes with Ryan

SAF-T VEST

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

SAF-T VEST U.S. patent 1-26-21.pdf
155 KB

Davenport SAF-T Systems one pager 2023.pdf
232 KB

Thanks Stasia! Appreciate the introduction.

Hi Fred! It's nice to connect with you. I'll do my best to answer your questions, which I've copied and pasted in below. Happy to hop on a call if you'd like more information!

I also encourage you to visit our **crowdfunding campaign page** at https://wefunder.com/davenportsaftsystems.

Was the patent filed for and received? What was the prior art identified by counsel when the patent was filed?

Yes, my father Jay A. Davenport, M.D., received the patent in January 2021 (See attached pdf.) He is the primary patent holder and inventor. Dr. Davenport is co-founder and chief medical officer of our start-up. We filed our non-provisional patent application in 2017, and we referenced several examples of prior art. The SAF-T VEST is unique for two key reasons—1) the geometry of the inflated network of airbags, and 2) the use of rapid deflation, which absorbs the impact of the fall and reduces the risk of rebound injuries.

In addition to earning the patent we have accomplished the following:

Bootstrapped $50,000
Formed an expert team of advisors
Built a working, 1st generation prototype/proof of concept, in collaboration with the School of Engineering at University of St. Thomas (St. Paul, Minn.)
-Earned a $28,000 Innovation Grant from Launch Minnesota, a state program dedicated to boosting start-up activity
Reached the semifinals in the **2019 Minnesota Cup** start-up competition
Named a finalist at **MassChallenge 2021**, one of just
-Launched a crowdfunding campaign through **Wefunder**; have reached 80% of goal so far
Submitted an NIH grant application (Jan. 5, 2023) in collaboration with a leading Ph.D. fall researcher at the University of Illinois Chicago

- Are there regulatory issues/certifications that need to be acquired for this to go to market?
  The SAF-T VEST will meet all applicable engineering, industry and regulatory requirements prior to market launch. We are building a wearable safety device — in the same category as a personal flotation device or a bicycle helmet. We often refer to it as a lifejacket on land. However, the SAF-T VEST is not a medical device. It is not an intervention, a diagnostic tool or a treatment. We will pursue Medicare reimbursement for our technology and will meet whatever standards and certifications are required to do so. Our design and build process will also meet any applicable FDA standards.

- Competition? Why is this product unique?
  Fall injuries, especially among older adults are a $50B public health crisis. Most strategies to reduce fall injuries focus on prevention. But fall prevention efforts are failing older adults. More than 1 in 4 older adults falls each year. In 2019, more than 39,000 people died from falls; more than 34,000 of those deaths were older adults.

  There are few products on the market today that provide fall injury protection. Undergarments with built-in protective padding around the hips have been available for decades. But they are bulky and not well tolerated by patients. There are some new technologies emerging in this space, including the Tango Belt, the Hit Air and Hip Hope. Like the SAF-T VEST, these products use sensors to detect a fall in progress. However, unlike the SAF-T VEST, they are designed to protect only the hips. Worn around the waist like a fanny pack, it will inflate a single airbag over each hip if it detects a fall. However, other fracture-prone areas of the body remain unprotected.

  Dr. Davenport designed the SAF-T VEST based on his experience as an orthopaedic surgeon. He treated countless patients over the course of his 30-year practice who suffered devastating injuries. These include hip fractures but also wrist, elbow and shoulder injuries and trauma to the head, neck and back. The SAF-T VEST will provide fall injury protection from the hips to the head, no matter which direction a person falls.

- What kind of funding are they looking for? We are seeking $350,000 to develop advanced SAF-T VEST prototypes and to conduct early stage safety and performance testing on human subjects. We are collaborating with a Ph.D. fall researcher at the University of Illinois at Chicago. We've also applied for federal research funding from the National Institutes of Health.

- Has the company been incorporated?
  Yes, we are a partnership LLC, formed in 2017.

- From a financial perspective, what is the expected run rate for SG&A?
  We are a pre-revenue start-up seeking funding to build an advanced prototype. Based on preliminary engineering analyses, we expect the SAF-T VEST will have a per unit cost of approximately $500. Although we haven't determined a price point, we anticipate it will be in the range of $1,000-$1,200.

- EBITDA expectations? Profitability/when?
  We expect to break even, conservatively speaking, in 2027. We don't have EBITDA figures yet, but our total addressable market is 56 million — representing the number of adults 65 and above in the U.S. We know, based on data from the CDC that more than 1 in 4 older adults (13M) falls each year. Of those, three million will require ER and/or hospital treatment. We also know that in the U.S., half of all nursing home residents fall each year, and up to a million hospital patients fall in the same period. Also, according to the CDC, every second of every day an older adult suffers a fall in the U.S. Finally, the population of adults 65 and above is growing by leaps and bounds. About 10,000 people turn 65 in the U.S. each day, per AARP.

- What is the exit strategy?
  Acquisition in 5-10 years.

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

[Invest in the SAF-T VEST starting at $100!]
[Email Ryan]
Visit our website
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Frank and Amelia,

My name is Ryan Davenport. I'm leading a start-up based here in Minneapolis and am reaching out because I saw your story last night about your slip and fall on the ice, and your rotator cuff surgery. My wife, Tara Davenport (who used to work at WCCO in the old dispatch shack as an AP and later as an AP) convinced me to reach out. Here's why:

We're developing a new technology – **the SAF-T VEST** – that will one day protect Minnesotans (especially those 65+) when they slip on the ice or that shiny kitchen floor, or trip on a loose rug, or get up too quickly, feel dizzy and lose their balance. It was invented by my father, an orthopedic surgeon on the Iron Range. His inspiration for developing fall injury protection comes from his own experience treating patients with female fall injuries. He once treated more than a dozen patients in one weekend who suffered wrist fractures—all from slipping on ice.

He also lives in a rural area and knows all too well that as we age our risk of falling increases, with potentially devastating consequences.

I'd be glad to tell you more about our work in case you think there might be interest as a news story. We have a U.S. patent for the SAF-T VEST. We developed a working prototype. We just submitted a grant application to the National Institutes of Health to fund research and development, in collaboration with a Ph.D. fall researcher at the University of Illinois at Chicago. **We're also crowd funding!** We have already secured investment reservations from 32 people who believe in our mission. The SAF-T VEST is designed to detect a fall in progress, inflate a system of airbags and protect the user from the hips up to the head (including the shoulders!). It will be lightweight, stylish and comfortable to wear.

Should we chat? Good luck with your recovery, Frank!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

Invest in the SAF-T VEST starting at $100!
Email Ryan
[Visit our website]
[Schedule 30 minutes with Ryan]

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Tony!

So excited to hear you're in! Two important updates to share about the **SAF-T VEST** -- our wearable smart technology that will protect older adults if they should fall.

And here's the link to our crowdfunding page-- https://wefunder.com/davenportsaftsystems.

1. **SUBMITTED:** Our application for federal funding to further develop and test the SAF-T VEST has been received by the **National Institutes of Health**. We submitted the [illegible] page document on **Jan. 5** in collaboration with the University of Illinois Chicago (UIC). This was a monumental undertaking, requiring the combined efforts of our start-up, engineers from Kablooe Design and the principal investigator at UIC, Tanvi Bhatt. We also engaged a biomedical engineer who serves as a principal investigator for other NIH funded studies and who specializes in writing competitive grant applications. We expect to receive a numerical score in late April or early May. A final determination should come in late May/early June. Keep your fingers crossed!
2. **DOWN TO THE WIRE:** Our crowdfunding campaign is in the **final stretch!** We've achieved **92%** of our required goal. Can you help us cross the finish line? So far, **33 people** have visited our crowdfunding website and made their investment reservation. **We are so grateful!** Investment amounts range from $100 all the way up to $10,000. Each one of these investors gets a stake in our success, AND they will help us speed up our progress.
3. **SPREAD THE WORD** "Remember, if you choose not to make an investment reservation, no problem! There's another way you can help. TELL SOMEBODY! Crowdfunding succeeds when lots of people making smaller investments vs. a few accredited (wealthy) investors making large investments (often $20,000 or more). Crowdfunding provides more affordable opportunities for more people to invest in ideas and companies they believe in!
4. **COPY AND SHARE** this link https://wefunder.com/davenportsaftsystems on your social pages. Email your friends. Email your parents, your siblings, your aunts, uncles, cousins, in-laws, outlaws, etc.
5. **USE HASHTAGS like #SAFTVEST, #FALLPROTECTION, #CROWDFUND, #INVESTINTHEVEST, #WEARABLE, #WALKWITHCONFIDENCE**

Tony-- Your support will speed our progress and help us nail the next milestone!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612 240 0492

Invest in the SAF-T VEST starting at $100!

Email Ryan

Visit our website

Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey David,
Hope all is well.

A quick update on SAF-T VEST crowdfunding and other matters.

35 people have made an investment reservation. We've reached 93% of our goal. We are so close.
We submitted our NIH grant application on Jan. 5, titled "Development and Early Testing of a Wearable Device for Fall Injury Mitigation." We should get a preliminary score in early April. A final determination will come a few weeks after that.

If you've decided not to invest, I'll absolutely stop bugging you. And I'll have no hard feelings about it. Zero. All good.

If you have any questions about the process, just let me know.

Let's get a beer again – maybe in March?

Be well,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

Invest in the SAF-T VEST starting at $100!

Email Ryan
Visit our website
Schedule 30 minutes with Ryan

SAF-T VEST

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey Mike,
Are you up in Duluth today? Did you all get hit hard with snow? My parents up on the Range said they got about 8 inches yesterday, but they might be done. We're in the eye of the storm, waiting for the 2nd wave. Naturally, the forecast has been scaled back so we may only get 12-14 inches on top of the 15 we got yesterday.

I thought I'd catch you up on our work to develop the SAF-T VEST. Here's an overview:

1. **SUBMITTED:** Our application to further develop and test the **SAF-T VEST,** to the **National Institutes of Health.** We sent the 90+ page document **Jan. 5** in collaboration with the University of Illinois Chicago (UIC). This was a monumental undertaking, requiring the combined efforts of our start-up, engineers from Kablooe Design and the principal investigator at UIC, Tanvi Bhatt, Ph.D. We also engaged a biomedical engineer to help us write a compelling and scientifically rigorous grant application. She's also a principal investigator for other NIH-funded studies. We should get a numerical score in late April or early May. A final determination should come in late May/early June. Keep your fingers crossed!

2. **ALMOST THERE!** Our crowdfunding campaign is in the **final stretch!** We've achieved **93%** of our required goal. Once we hit that goal, **Wefunder** will pitch us to its network of more than 1M investors!! So far, **35 people in my network** have made an investment reservation. Investments start at just $100 and go up from there. Each investor gets a stake in our success AND helps us speed up our progress.

3. **SPREAD THE WORD** *Remember, if you choose not to make an investment reservation – **no problem!** There's another way you can help. **TELL SOMEBODY ABOUT US!** Crowdfunding works when lots of people make smaller investments vs. a few wealthy accredited investors making large investments (often $20,000 or more). Crowdfunding provides affordable opportunities for more people to invest in ideas and start-ups they believe in!

4. **COPY AND SHARE** this link https://wefunder.com/davenportsaftsystems on your social pages. Email your friends. Email your parents, your siblings, your aunts, uncles, cousins, in laws, outlaws, etc.

5. **USE HASHTAGS** like: **#SAFTVEST, #FALLPROTECTION, #CROWDFUND, #INVESTINTHEVEST, #WEARABLE, #WALKWITHCONFIDENCE**

Mike, let's catch up soon!
Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
617-240-0492

Invest in the SAF-T VEST starting at $100!
Email Ryan
Visit our website
Schedule 30 minutes with Ryan

SAF-T VEST

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi friends,
Here's today's SAF-T VEST crowdfunding headline:

SAF-T VEST



SAF-T VEST™ crowdfunding campaign reaches 93% of its goal

So, how close is that? Well, if we were...

- Climbing Mount Everest, we'd be at 27,000 feet above sea level and over 2,000 feet to go!
- Running a marathon, we'd be at Mile 24! (Water, please!)
- Pedaling the 4,205 mile TransAmerica Bike Route from Oregon to Pennsylvania, we'd be in Richmond, Virginia!

I need 10 more investment reservations by EOD tomorrow, March 3. Remember, an investment reservation starts as low as $100.

MORE UPDATES:

1. **SUBMITTED!** Our application for federal funding to further develop and test the SAF-T VEST was received by the **National Institutes of Health**. We submitted the [illegible] page document **Jan. 5** in collaboration with the University of Illinois Chicago (UIC). This was a monumental undertaking, requiring the combined efforts of our [illegible] from [illegible] and our principal investigator at UIC, [illegible]. We also engaged a [illegible] as a principal investigator for other NIH-funded studies and who specializes in writing competitive grant applications. A final determination should come in late May/early June. Keep your fingers crossed!

2. **DOWN TO THE WIRE**: Our crowdfunding campaign is in the **final stretch!** So far, **55 people** (including some of you!) have visited our crowdfunding website and made their investment reservation. **We are so grateful!** Investment amounts range from $100 all the way up to $10,000. Each one of these investors gets a stake in our success, AND they're helping us speed up our progress.

3. **SPREAD THE WORD** *If you choose not to make an investment reservation, **no problem!** There's another way you can help. **TELL SOMEBODY!** Crowdfunding succeeds when lots of people make small investments vs. a few accredited (wealthy) investors who make large investments (often $20,000 or more). Crowdfunding is a more affordable way for more people to invest in ideas and companies they believe in!

4. **COPY AND SHARE** this link https://wefunder.com/davenportsaftsystems on your social pages. Email your friends. Email your parents, your siblings, your aunts, uncles, cousins, in laws, outlaws, etc.

5. **USE HASHTAGS** like **#SAFTVEST, #FALLPROTECTION, #CROWDFUNDING, #INVESTINTHEVEST, #WEARABLE, #WALKWITHCONFIDENCE**

Did you know... in 2020, more than 35,000 older adults in the U.S. died from falls? More than one in four adults age 65 and older fall each year.
Thank you all so much for your enthusiasm and for sharing your ideas and kind words! Your support will allow us to nail our next milestone.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
617-240-0492

Invest in the SAF-T VEST starting at $100!
Email Ryan
Visit our website
Schedule 30 minutes with Ryan

SAF-T VEST

Legal Disclosure:

We are testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi again friends:

It's **AMAZING** Friday. Since my email went out yesterday (see below), we've received **7** new investment reservations. That's **7** out of our goal of **10!** We still have 3 hours to go to close out this extremely critical drive.

Best news of all: we're at **98%** of our goal!

What's happening?

From: Ryan Davenport
Sent: Thursday, March 2, 2023 9:55 AM
To: rdavenport@me.com
Subject: 93% and counting

Hi friends,
Here's today's SAF-T VEST crowdfunding headline:



SAF-T VEST™ crowdfunding campaign reaches 93% 98% of its goal

So, how close is that? Well, if we were ...

- Climbing Mount Everest, we'd be at 27,000 feet above sea level, just over 2,000 feet to go!
- Running a marathon, we'd be at Mile 24! (Water, please!)
- Pedaling the 4,255 mile TransAmerica Bike Route from Oregon to Pennsylvania, we'd be in Richmond, Virginia!

I need 10 **3** more investment reservations by EOD tomorrow **today**, March 3. Remember, an investment reservation starts as low as **$100**.

MORE UPDATES:

1. **SUBMITTED:** Our application for federal funding to further develop and test the SAF-T VEST was received by the **National Institutes of Health.** We submitted the 90+ page document **Jan. 5** in collaboration with the University of Illinois Chicago (UIC). This was a monumental undertaking, requiring the combined efforts of our start-up engineers from Kablooe Design, and our principal investigator at UIC, [illegible], Ph.D. We also engaged a biomedical engineer who serves as a principal investigator for other NIH-funded studies and who specializes in writing competitive grant applications. A final determination should come in late May/early June. Keep your fingers crossed!
2. **DOWN TO THE WIRE:** Our crowdfunding campaign is in the **final stretch!** So far, **35 people** (including some of you!) have visited our crowdfunding website and made their investment reservation. **We are so grateful!** Investment amounts range from $100 all the way up to $10,000. Every one of these investors gets a stake in our success, and they're helping us speed up our progress.
3. **SPREAD THE WORD:** If you choose not to make an investment reservation, **no problem!** There's another way you can help. **TELL SOMEBODY!** Crowdfunding succeeds when lots of people make small investments vs. a few accredited (wealthy) investors who make large investments (often $10,000 or more). Crowdfunding is a more affordable way for more people to invest in ideas and companies they believe in.
4. **COPY AND SHARE** this link https://wefunder.com/davenportsaftsystems on your social pages. Email your friends. Email your parents, your siblings, your aunts, uncles, cousins, in-laws, etc.
5. **USE HASHTAGS** like **#SAFTVEST, #FALLPROTECTION, #CROWDFUNDING, #INVESTINTHEVEST, #WEARABLE, #WALKWITHCONFIDENCE**

Did you know in 2020, more than 36,000 older adults in the U.S. died from falls? More than one in four adults aged 65 and above fall each year. Thank you all so much for your enthusiasm and for sharing your ideas and feedback! Your support will allow us to nail our next milestone!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0470

Invest in the SAF-T VEST starting at $100
Email Ryan
Visit our website
Schedule 15 minutes with Ryan

Hi friends,

Any idea what this equation represents? $h_{disp} = \frac{h_{max} - h_{min}}{reference}$ To be completely honest, I had no idea. Our engineers do. This equation represents airbag displacement. Think of a person falling. If she's wearing a SAF-T VEST (and I sincerely hope she is) engineers need to determine how much the bag will deflate upon impact with the floor. If it doesn't deflate at all, the impact is transferred to the person — which might feel like hitting the floor. This would be jarring to the user, who might even experience a bounce or rebound. Not good. On the other hand, if the bag deflates too quickly the person would simply land with full force onto the floor. The trick is to have the airbag deflate just enough to absorb the impact and cushion her landing. She'll eventually be lowered to the floor like you would if you laid on an air mattress with the air valve open.

Ever dip your toes into an engineering product development plan? It's super science! We're in the middle of that right now with our SAF-T VEST advanced prototyping. Our engineering partners at Kablooe Design are creating the recipe for the advanced prototype. They're poring through the work completed by our engineers from the University of St. Thomas, then enhancing their design to create a complete wearable fall protection system.

The plan is just one part of an 70+ page research and development proposal we're preparing to send to the National Institutes of Health. This is an incredibly exciting time because we're taking what we know and building a SAF-T VEST that can be tested on 20 people at a special lab at the University of Illinois at Chicago.

Here's what I've learned about engineers: They love to solve problems. They find the best way to achieve the desired outcome. I want to keep older adults safe if they should trip on a loose rug or get up too quickly and feel dizzy or slip on the driveway on the way to get the mail. These are everyday hazards for people 65 and older. People who matter. Our parents, grandparents, aunts and uncles and the cute older couple at the end of the block.

We're fundraising so our engineers can help us solve this problem. Every second of every day an older adult in the U.S. suffers a serious injury from a fall. You can be a part of solving this huge problem. You can have a stake in our success.

Learn how your investment (starting at just $100) will speed up our progress so we can start protecting people we care about. Join more than 30 others who've signed on to help us get this done. Read our legal disclosure!

Thank you!

https://wefunder.com/davenportsaftsystems

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492

Invest in the SAF-T VEST starting at $100!
email Ryan
visit our website
Schedule 30 minutes with Ryan

Legal Disclosure:

[illegible]

Hi again, David!
Almost forgot--Since we did a cursory review our SAF-T VEST Wefunder crowdfunding page, I'm sharing the link below in case you'd like to take another look or share with a colleague or friend.
Wefunder tells us that's the best way to reach our funding goal: sharing with folks who share with other folks and so on and so on!

Investment reservations start at $100.

https://wefunder.com/davenportsaftsystems

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey Christine,
Just circling back on my email below. Would love to get 20 minutes of your time to get your thoughts about the Think Tank and what our next steps might look like. If it's easier, pick a time from my Calendly link!
I hope you had a great Thanksgiving!

Best,
Ryan

From: Ryan Davenport
Sent: Saturday, November 19, 2022 4:06 PM
To: cportillo@twincitygroup.com
Subject: Thanks for Popping Up at the Think Tank!

Hi Christine,
Hope all is well!

Just a quick note to thank you for joining us at the Pop-Up Think Tank to help us advance the **SAF-T VEST!** What did you think of the event? I loved having so many people together, solely to help us out and to pass along so much encouragement!

I've been looking through the idea book and would love to get your thoughts on a few of them. Do you have any availability in the next couple of weeks (after Thanksgiving, presumably?) I have a Calendly link below, under my signature, so feel free to jump in there and schedule—or I'm happy to set something when it works for you.

And—as you know, we're working hard to hit our minimum goal on Wefunder. We're getting close, too! Have you thought about getting in with an investment reservation We've almost got 80 crowdfunders! Here's that link: https://wefunder.com/davenportsaftsystems.

Thanks so much for considering! Talk soon!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-210-0192
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 20 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi folks,

Although I may have missed you at our recent Pop-Up Think Tank, let's stay connected as we move the **SAF-T VEST** to the next level. Have you been able to look through the SAF-T VEST Idea Book? I've been highlighting and making notes and beginning to move forward on a couple of fronts. Invite all you to take a few minutes and see if anything in the book sparks any new ideas. Then—let's meet and discuss!

SAF-T VEST update

Engineering

Had a great kick off meeting earlier this month. Last week I made a special delivery to the team at Kablooe: I brought over first gen prototype, designed and built by my SAF-T VEST team at University of St. Thomas. The team at Kablooe design has already begun reviewing in detail all the files and test results from that project. Kablooe is also helping us shore up the research strategy portion of our NIH grant request. Yes, we're off!

Fundraising—climb aboard!

With 28 investors so far, we've just eclipsed **2/3 of our total Wefunder goal!** We are so incredibly thankful for each investment no matter how much it is. Remember—you can choose how much you want to invest—**from $100 (hey—awesome!) to $10,000 or more (wowza!!)** Crowdfunding allows more people to have access to the world of investing! It's not just for millionaires anymore! We rely on lots and lots of people to invest an amount that's right for them.

Once we hit our goal, Wefunder certifies the investment reservations, we file a Form C with the SEC, and then the investment transactions go through. This will allow us to progress more quickly. AND Wefunder promotes our start-up in its one million strong investor community. So, we're making a **huge push** to meet and exceed our goal **before the end of the year**! Remember, if we don't hit our goal, we get none of the investment funding!

Click below to:

Learn more about our campaign and our progress!

Do you know people who might want to join the campaign? Please forward this information.

Thank you again for your interest in Davenport SAF-T Systems! Have a safe and healthy holiday weekend!!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-210-0192
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Carl,

Hope all is well. Just a quick note to **thank you** for joining us at the Pop-Up Think Tank to support development of the SAF-T VEST.

What did you think of the event? I loved having so many people together solely to help us out with great ideas, strategies and tactics. Plus, it's always great to get so much encouragement!

I've been looking through the idea book and would love to get your thoughts on a few of them. Do you have any availability in the next couple of weeks (after Thanksgiving, presumably?) I have a Calendly link below under my signature. Feel free to jump in there and schedule—or I'm happy to schedule something whenever it works for you.

And—as you know, we're working hard to hit our minimum goal on Wefunder. Carl, have you thought about jumping in with an investment reservation? We've already raised more than 65% of our goal. I could sure use your support.

Here's the link: https://wefunder.com/davenportsaftsystems. Thanks for considering!

Ryan Davenport
Co-Founder and CEO

Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Kim!

Hope all is well. Just a quick note to **thank you** for joining us at the Pop-Up Think Tank to support development of the SAF-T VEST!

What did you think of the event? I loved having so many people together solely to help us out with great ideas, strategies and tactics. Plus, it's always great to get so much encouragement!

I've been looking through the idea book and would love to get your thoughts on a few of them. Do you have any availability in the next couple of weeks (after Thanksgiving, presumably?) I have a Calendly link below under my signature…feel free to jump in there and schedule – or I'm happy to schedule something whenever it works for you.

And – as you know, we're **working hard** to hit our minimum goal on Wefunder. Kim, have you thought about jumping in with an investment reservation? We've already raised more than 65% of our goal. I could sure use your support. No obligation, of course!! 😊 Or—maybe you know somebody who might be willing to get behind us!

Here's the link: https://wefunder.com/davenportsaftsystems. Thanks for considering!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Rebekah,

Thank you so much for carving out some time to join our Pop-Up Think Tank! It was great to be able to chat with a bit before you jumped into a break out group.

I'd love to schedule 30 minutes or so just to learn more about the challenges you face with fall risks in patients. Also—I'd be thrilled if you would consider making an investment reservation in our crowdfunding campaign. You could have a stake in our success and support the development of a transformational technology! As you can tell, I'm pretty fired up about our Think Tank Group.

Whether you decide to invest or not, I'd still love to chat with you about fall injuries and to see what questions you might have about our concept from a clinical standpoint.

Any availability in the next couple weeks?

Thanks again!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Deb,

How are you? I'm reaching out to invite you to an online brainstorm. It's called **Pop-Up Think Tank**, and the event is this **Thursday, Nov. 10.** You may recall I'm leading a start-up called Davenport SAF-T Systems. We're developing a patented, lightweight smart vest that will detect a fall in progress and deploy airbags to protect the user from injury. The **SAF-T VEST** was invented by a Minnesota orthopaedic surgeon (who happens to have the same last name as me 😊). Our novel technology will keep older adults safe and extend their independence.

We're having the Pop-Up Think Tank for several reasons. We'll engage all our attendees and ask for their insights, opinions and ideas. We'll consider and challenge conventional wisdom, expand our networks and clarify our best next steps. Your expertise in PR, video storytelling and engaging audiences will be invaluable to this lively discussion. We're committed to bringing this technology to market, and we'd like all the input we can get so that we can be successful and make a difference in the lives of older adults.

An update on Davenport SAF-T Systems

This month we signed a Scope of Work with [illegible], an engineering design firm in the Twin Cities area. We sent them our first down payment for some preliminary project design work. We plan to submit a small business technology transfer grant application to the NIH in January in collaboration with our lead scientific advisor. Tanvi Bhatt is a Ph.D. fall researcher at University of Illinois at Chicago. Finally—we've reached more than 55% of goal in **our crowdfunding campaign**. We've received investment reservations from **26 people**! This is an awesome way to raise because regular folks can get in as investors for as little as $100.

Deb, you could lend an important voice to our Pop-Up Think Tank! I hope you can join! And—if it doesn't work for your schedule, no worries. Maybe we could get another conversation on the calendar!

Details

Thursday, Nov. 10, 2022
Noon to 1:30 p.m. Central
Zoom / Cameras on

Attire: Wear what you wear when you're working from home

Register here, then I'll add you to the calendar invitation.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Nick,
How are things? How is that litter of kids you're raising? You are in the THICK of it. Enjoy! It doesn't last forever. Take it from me.

Say—reaching out on a couple things. We're building new momentum for the SAF-T VEST!

I'm officially inviting you to attend a Pop Up Think Tank on November 10th! You're just the sort of person we need to make this thing successful. You always bring thoughtful ideas to a group discussion. I need people who are not afraid to wave their little Zoom hand and speak up because you have something to say. Something that could forever cement the future of the SAF-T V-EST!

This will be a super fun, 90-minute virtual brainstorm, hosted by Pop Up Think Tank founder Tim Schuster. He's amazing. It's a very cool format, too.

We're hosting this event for several reasons: to spread the word about our wearable fall protection system, to challenge conventional thinking, expand our networks and develop our best next steps. Our numbers are looking good, which means you'll undoubtedly meet interesting folks.

An update on Davenport SAF-T Systems
This month I signed a Scope of Work with Kablooe, an engineering design firm in Coon Rapids, Minn. We sent them our **first down payment** for some preliminary project design work. We plan to submit a small business technology transfer grant application to the **NIH** in January in collaboration with our lead scientific advisor. She happens to be a Ph.D. fall researcher at University of Illinois at Chicago.

Finally—we've reached more than 60% of goal in our crowdfunding campaign. We've received investment reservations from **26 people**. This is an awesome way to raise because regular folks can get in as investors **for as little as $100**.

Nick, you would be an incredible contributor to our Pop Up Think Tank! I hope you can join!

Details

Thursday, Nov. 10, 2022
Noon to 1:30 p.m. Central
Zoom / Cameras on

Attire: Wear what you wear when you're working from home.

Register here, then I'll add you to the calendar invitation.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Introducing the SAF-T VEST (closed captioned).mp4
12 MB

Hi neighbors!
It's Ryan Davenport. I live at 4148 21st Ave. South

I hope you are enjoying the last remnants of summer. I trust you and yours have navigated safely through this awful pandemic. Thank God it's ~~over, not a threat anymore, just like the flu, finally stopped mutating,~~ we've made it this far!

I'm reaching out to tell you about **my adventure as a bootstrapping, tech start-up co-founder working to solve a $500 billion problem—and how you might be able to help**. (You can also play the attached video.)

First—a question: How many of you know somebody (usually it's an older adult) who fell and suffered a terrible injury? (Go ahead and raise your hand!) Now imagine all of us raising our hands. Because if we were together in a room, I bet most of you, if not all of you, would have those hands in the air.

Once upon a time, in 2015, my dad, Jay Davenport, a retired orthopedic surgeon, showed me some drawings he made of a vest designed to be worn primarily by older adults with a history of falling or who are at an increased risk of falling. This vest would be equipped with smart technology—including tiny motion sensors, a microprocessor, and airbags. We call it the **SAF-T VEST.** It's designed to continuously monitor the user's balance. If it detects a fall—in progress—the sensors send a message to the microprocessor. The computer triggers an inflation mechanism that fills a system of airbags with CO2. This all takes place in the blink of an eye (less than a half second). As the airbags contact the floor or ground, they begin to deflate, absorbing the impact of the fall. Fracture-prone areas of the body, from the hips to the head, are protected from serious injury—no matter how you fell or which direction. We'll make it in a variety of sizes, styles and colors. We'll even make one that can be worn to bed.

So that's it. Pretty cool, right? Well, there are a few other details. Here are some highlights. We:

1) Built a working, 1st gen prototype of the SAF-T VEST in partnership with the School of Engineering at University of St. Thomas
2) Received a U.S. Patent in 2021.
3) Collaborated with a leading expert in falls as part of our development of the SAF-T VEST
4) Formed an elite team of advisors
5) Received more than 170 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $25,000 Innovation Grant from the state of Minnesota—plus more than $40,000 in actual investments or commitments to invest from 20 individuals who believe in our mission
7) Competed in MNCup and MassChallenge, which are state and national early-stage start-up accelerator programs

We are committed to developing the **SAF-T VEST** and bringing it to market for lots of reasons. **First**—my mom AND dad have fallen more than a few times in the past several years. They live up north in a wilderness area, about a 40-minute round trip from healthcare services. **Second**—falls are a $50B public health crisis in the U.S. In 2019, more than 39,000 people in the U.S. died from falls—and most of them (34,000) were older adults. **Third**—falls are life threatening events, filled with heartache, pain and regret. They can rob a person of their independence and be the final event that forces you to move out of your own home and into a care facility. Over the course of his 30 year career, my father treated countless older patients who fell and broke their hips, fractured their shoulders, or suffered back or head injuries in terrible falls. Today, in 2022, there is still no viable way to protect people if they fall. Oh—by the way: similar technology is already on the market for elite downhill skiers, motorcyclists, and equestrians. But nothing for our parents, grandparents or anybody at risk of falling.

How you can help
Our next step is to build SAF-T VEST prototypes that can be worn and tested on real people. We can do this in partnership with our lead scientific advisor at her research lab at the University of Illinois at Chicago. But we need capital to make this happen. So, we're crowdfunding using a platform called **Wefunder** to raise funds. Crowdfunding is a legal way for more people to invest smaller dollar amounts in a new business or a start-up they believe in. We must raise at least $50,000 in investment reservations—or pledges on Wefunder or the campaign fails. Here's the good news. We're *already more than halfway to our goal!!*

I humbly ask each of you for two things:

1) Please visit our our crowdfunding page at https://wefunder.com/davenportsafetysystems. You'll learn more about our journey and how you can **help us by investing as little as $100**—and have a stake in our success. Of course, there's no obligation and no hard feelings either way.

2) Whether you decide to make an investment pledge or not—**please share the link to our crowdfunding page** with anybody in your network who might be interested in supporting us. This is how crowdfunding works!

Thank you all for reading this. Thank you for thinking about the problem of falls and fall injuries in older adults. And thank you for considering how you might support our efforts. If you have any questions about this campaign or the SAF-T VEST, feel free to call me, email me or text me!
Neighbors, please enjoy a long, warm fall season. I don't care what anybody says. Winter is a long, long way off.

Best,

Ryan Davenport
4148 21st Ave. South—Mpls, Minn. 55407
Co-Founder and CEO

Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Also: Please read the following legal disclosure!! 😉

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: Ryan Davenport
Sent: Saturday, August 27, 2022 5:40 PM
To: showardjsj@gmail.com; ramohn@usinternet.com
Subject: Ryan here - with links to more info

Hi Steve, Ralph and Margaret,

Steve – thanks for giving me an opportunity to chat a bit about the SAF-T VEST!

Thought I would just follow up with a bit more info that you can review at your leisure. Attached is a short video (37 seconds) of my dad explaining how the SAF-T VEST will work. We believe it will solve a major public health crisis. Fall injuries in the U.S. cost us $50B every year. As you might know, as we age our risk of falling increases. Each year more than 1 in 4 (actually, closer to 1 in 3) adults 65 and above fall each year. And that's not all.


THE PROBLEM
Falls Are a Public Health Crisis
1 in 5
2X
3M
39K+
$50B
SAF-T VEST

My dad was an orthopedic surgeon up on the Iron Range for more than 30 years. In that time, he treated countless older adults who suffered terrible fall injuries – hip fractures, shoulder trauma, broken wrists, elbows, plus back, neck and head injuries, too. About the time he turned 80 he began thinking about whether there might be a way to develop a lightweight, wearable garment that would detect a fall in progress. He began to sketch out some ideas. We talked about it and then I did some research to see what was on the market. The answer is not much. There are some shorts and undergarments that have padding around the hip area, but patients don't tolerate them because they're bulky.

We brought our idea to patent attorneys and engineers. The engineers we talked with concluded that the SAF-T VEST could be built, because it relies on existing technology – motion sensors, a microprocessor and airbags. Since then we've been bootstrapping to get this idea off the ground. For example, we:

1) Built a working, 1st gen prototype of the SAF-T VEST in partnership with UST School of Engineering
2) Received a U.S. Patent on our technology in January 2021
3) Collaborated with a fall researcher at the University of Illinois at Chicago
4) Formed an elite team of advisors
5) Received more than 160 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $23,000 Innovation Grant from the state of Minnesota—plus more than $54,000 in actual investments or commitments to invest from 21 individuals who believe in our mission.

Here are three key links to more information–
Check out our website at https://davenportsaftsystems.com/

Here's the website where you can learn more about our crowdfunding campaign: https://wefunder.com/davenportsaftsystems/
(You'll see how much we've raised toward our goal of $50,000)
Here's a link to information about how crowdfunding works - https://help.wefunder.com/#/investor/getting-started-for-investors
Basically crowdfunding allows more people to get behind startups and small companies they believe in. For this stage of our campaign, we're actually trying to obtain investment reservations, or pledges, from people. No actual transaction goes through until we hit our goal of $50,000 AND we undergo an audit. And—btw—if we fail to raise $50K in investment pledges, then none of those transactions go through and our campaign fails. 😐

Thanks again, Steve, Ralph and Margaret for your interest!
Even if you decide not to invest, please don't hesitate to share what we're doing with friends in your network!! We need to spread the word!

Let me know if you have any questions.

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Hi Mike and Sue!

How's life at the lake? I hear it's amazing! And the pictures on Facebook are terrific. It's as though somebody hired a professional photographer to chronicle your family reunion. (Hey, note to self: Is that a business idea?) Come on, I'm kidding. Seriously, though—the Davenports miss seeing you people and we look forward to the next opportunity – maybe somebody else can get married?!

We're have a great summer here as well. I've been spending some time at my sister's cabin north of Ely. Chet and I have been able to do some fishing; and Tara and I have discovered the joy of sitting on the dock watching Chet catch northern and walleye in the boat across the water. Fantastic sunrises in the morning, too!

I'm reaching out with an update on our crowdfunding effort for the **SAF-T VEST.** We're making great progress toward our goal of raising at least $50,000 in investment pledges. We already have 15 investors from our crowdfunding campaign. Per the rules of our crowdfunding partner (Wefunder), we need to hit $50,000 or the campaign fails, and our start-up gets none of the money raised.

So, this is your opportunity to help us make a difference by reducing devastating injuries from falls. I'm sure fall injuries are a topic that hits close t home with you all! Thank goodness, Sue, you've made a marvelous recovery from your injuries. The SAF-T VEST is designed to provide 360 degree fall injury protection, from the hips to the head. As we age, our risk of falling increases. The CDC says more than 1 in 4 adults aged 65 and above fa each year.

Our crowdfunding campaign will help speed up our progress developing and testing the SAF-T VEST. I invite you both to visit our new crowdfundin page at www.wefunder.com/davenportsaftsystems. You'll learn about all the progress and milestones we've achieved. You'll see how much we've raised so far, and you'll also learn about how crowdfunding works! I'd be honored if you invested in Davenport SAF-T Systems, but of course there is no obligation.

Enjoy your summer – and the new house! When do you move in??

Please call if you have any questions!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Rose and Cassie,

Two things:

A) Are your lunch dates booked? Please put me on your list if I can get in before the snow flies!
2) Please note the following announcement:

There is exciting news about our start-up, Davenport SAF-T Systems. We're CROWDFUNDING the SAF-T VEST! This is our patented, wearable smart vest, designed to detect a person's fall in progress and deploy a system of airbags that inflate – then deflate to absorb the impact with the floor. Crowdfunding gives more people an opportunity to invest in start-ups and small businesses they believe in. What's cool is you don't have to be an accredited investor and people can get in for as little as $100.

If you're wondering, we continue to make good progress. Here's what we've done so far:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about pricing, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota – plus $32,400 in actual investments or commitments to invest from seven individuals who believe in our mission

***So, please look at our page on Wefunder and tell me what you think! Our Crowdfunding campaign will help us speed up our development and testing. I would be thrilled if you invested, but **please know there is no obligation.** If any questions come up about the SAF-T VEST or about crowdfunding in general, please let me know.

Finally, and perhaps **MOST IMPORTANT** – share our campaign with other folks in your network. That's how Crowdfunding works. It's all about momentum!

I hope you and yours are healthy and enjoying the summer!
Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Holy!
It's Ryan--perhaps the oldest "Ryan" you've ever met. Am I right? I don't think I've ever met a person named Ryan who's older than me. Which makes me the de facto president of this now-popular name.

Anyway—I digress. Here's why I'm reaching out:

Say—you may know that Jay (my dad) and I have been working hard to bring a new technology to market that will protect seniors if they slip, trip, or just lose their balance and fall. It's called the SAF-T VEST. Jay got a U.S. patent on this wearable tech last year and we're already working with a local engineering firm to develop an advanced prototype.

Which is why I'm reaching out. I'm spreading the word far and wide: **We're crowdfunding the SAF-T VEST**! Crowdfunding is perfect for early-stage companies like ours because we need an advanced prototype to show accredited investors how novel and important our solution will be for older adults. We've pitched to dozens and dozens of angel investors and venture capital firms. They all love what we're doing—but before they invest, they want to see it in action while worn by a living, breathing person. (So far, we've attached it to a mannequin and tipped it over to show how one of the airbags deploys in 0.4 seconds.

Crowdfunding is great because far more people can get behind start-ups and small businesses they believe in. You don't have to be a millionaire either. Our crowdfunding platform accepts investments starting at $100.
Check out all the details on our Wefunder campaign page! There's even a goofy video of me, trying to explain all of this. I'd be honored if you invested, but please know there is no obligation! Perhaps just as important for us is **SPREADING THE WORD**! So, one way to really help us is by liking, commenting and sharing any posts you see from me on Facebook, LinkedIn or Twitter? Thanks!!

Okay—thus endeth the pitch (except for the legal disclaimer below).

How was your 4th of July? Everybody happy and healthy? I heard Buhl held a parade this year (maybe a week early) after a long period of nothing. I still think Happiness is Buhl on the 4th. Do you?
Jan Zobenica and son Milan are in Minnesota till Sunday or Monday. Paige flew back after a shorter visit. I might see him up north and/or back down here next weekend. Remember Kori? their foreign exchange student? He flew in last week with his wife and are traveling around with Jan! I can't wait to catch up with him.

I'm thinking someday, somehow, we should throw together some sort of informal, no frills Buhl High alumni event, (Twin Cities chapter). Thoughts?

Okay—that's all from me.

Talk soon!
Ryan

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Alison!

Oh my gosh – long time! It's Ryan, from waaaay back. How are you? How's your family? According to LinkedIn, you're retired – of sorts? Can that be true? What a fabulous adventure! Is this when you become a high-priced consultant working the speaker's circuit? You'd be an amazing keynote for the old Minnesota Health Strategy and Communications Conference! (of which I'm still a board member.) Maybe we'll lock you in for next year's annual conference?

I sure hope all is well and that you and your family have all been successfully navigating around these crazy Covid variants and enjoying the summer.

I'm reaching out because I'm still trying to solve the problem of fall injuries among older adults. As I'm sure you're aware, it's a $50B public health crisis in the U.S. alone. Fall prevention efforts continue to be our nation's response to fall injuries. It makes sense. Prevent the fall = prevent the injury. Except I don't think prevention is realistic. It certainly hasn't stopped older adults from falling. Over the next 20 years, our population of adults 65 and above will increase from about 56M to 80M.

More older adults means more falls.

That's why my father designed the SAF-T VEST. Since we can't **prevent** people from falling, let's at least **protect** them when they do!

It's been a while since we've chatted about our progress, so here's a quick list of milestones we've accomplished. We:


SAF-T
VEST

1) Built a working, 1st gen prototype of the SAF-T VEST in partnership with UST School of Engineering
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite board of advisors
5) Received more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $18,000 Innovation Grant from the state of Minnesota—plus more than $44,000 in angel investments or commitments to invest from 15 individuals who believe in our mission.

In September we'll be submitting a grant application to the NIH in collaboration with a Ph.D. fall researcher from University of Illinois at Chicago. And – to speed up our development timeline, we're CROWDFUNDING!

Have you ever participated in a crowdfunding effort? It's an amazing way for more people to invest in small businesses and start-ups they believe in. You don't have to be an accredited investor with a salary of $200,000 or have a net worth of more than $1,000,000.

Alison, would you do me a favor and check out our crowdfunding page? Click on www.wefunder.com/davenportsaftsystems. Tell me what you think of the site and whether we make a strong case. I'd be honored if you chose to invest in our company, but of course there is no obligation. Thank you in advance for giving it a look. I've always appreciated your expertise in patient safety (along with CEO'ing, of course).
Do you ever come to Minneapolis anymore? Because we're still in South Minneapolis, close to everything. It would be great to meet up for coffee or a drink!
Thanks again Alison!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Julie,

It's Ryan Davenport. How's your summer going? Are you still on sabbatical? Hope all is well with you.

I'm reaching out to provide a quick update on our work to reduce injuries from falls. We are close to signing a scope of work agreement with Nextern an engineering firm in White Bear Lake with deep experience developing medical technology. One of the lead engineers has been advising our start-up since 2018.

We're crowdfunding the SAF-T VEST!

We agree with the dozens of angels and venture capital groups who have asked us to, "show us more!" The prevailing view has been that we have a great concept—but they want to see the SAF-T VEST in action. So do we. That's why we decided to launch our campaign on Wefunder. Many of our biggest supporters are people who know firsthand the dangers of fall injuries among older adults. But most of them are not accredited investors. Crowdfunding allows more people to invest in startups and small businesses they believe in. For as little as $100, investors can have a stake in our success.

I invite you to take a look at our crowdfunding site at www.wefunder.com/davenportsaftsystems. I'd be honored if you made an investment, which will help us accelerate our development and growth. However, there is no obligation. Crowdfunding is all about momentum. We've already signed up 15 individuals who have pledged to invest in our company. We need to reach $50,000 in investment reservations, or the campaign fails, and we get nothing. Thanks in advance for considering whether to "invest in the VEST!"

Our NIH grant application is coming along. We're working through details in our Specific Aims page and the Research Plan. Our submission deadline is Sept. 5. I'm also thinking ahead to pilot studies and how to partner with Long Term Care facilities to design a plan that meets rigorous standards and provides meaningful, compelling data for insurance companies and Medicare.

Please let me know, Julie, if you have any suggestions as we develop and test our advanced wearable technology to reduce injuries from falls among older adults.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612 240 0495
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Ron,

It's Ryan! How are you? I hear Jon, Milan and Paige are coming to town! Can't wait to see them.

BTW--I'm reaching out with exciting news about our start-up, Davenport SAF-T Systems.

We're **CROWDFUNDING** the **SAF-T VEST!**

Crowdfunding is awesome because it allows more people the opportunity to invest in start-ups they believe in. You don't have to be an accredited investor and you could get in for as little as $100.

I invite you to take a look at our page on Wefunder and let me know what you think! This campaign will help us speed up our development and testing. I'd be thrilled if you invested, but please know there is no obligation. If any question come up, please let me know.

Curious about our progress? Because that's good due diligence. Here's what we've done so far:

1) Built a working, 1st gen prototype of the SAF-T VEST

2) Received a U.S. Patent
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation

6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus more than $32,600 in actual investments or commitments to invest from seven individuals who believe in our mission.

Finally—please **share our campaign with other folks in your network**. That's how crowdfunding works. It's all about momentum!

I hope you are enjoying this great weather! Let's talk soon!

Best,

Ryan Davenport
Co-Founder and CEO

Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gen,

How are you? It's been a while! Have you been up to your cabin this year? Tara and I, plus Ruby and Chet are planning to go up later this week. Gabe texted us about his place in Crystal. Is he sharing a place with a friend or two? Sounds like a much better situation than driving to work from Cloquet. We're keeping an eye out for household furnishings and furniture for him. What would you say are his highest priority needs? And what's new with Eli? Is he in Winona this summer?

Here's what I've been focused on: **a crowdfunding campaign for the SAF-T VEST**! Here it is! Our site on Wefunder is now live! I'd love to get your feedback. Also, I'm asking you to consider making an investment. **No obligation, of course!** But—perhaps even more important: please share the word about our crowdfunding campaign. Could you send this to Jim, Teresa, Billy and Beat? Follow, like our social posts and subscribe. **Here's the thing—we have to raise $50K in pledged investments, or the campaign is a bust** and we don't get anything. So, click the links below!

Facebook

LinkedIn

Twitter

www.wefunder.com/davenportsaftsystems

You'll recall we started exploring Jay's concept back in about 2015. He took care of so many older patients in his surgical practice who lost their balance and suffered terrible fall injuries. Now that he's in his mid/late eighties, he's been thinking a lot about how to reduce the consequences if you fall. A quick recap—the SAF-T VEST is designed to be a lightweight, smart vest that monitors your center of gravity. It will deploy a [illegible]

airbags in a fraction of a second, then the bags begin to deflate at impact, absorbing the energy of the fall and preventing any rebound effect. Injury protection extends from the hips to the head.

In 2017, we filed a patent application and formed our LLC. Since then, we've bootstrapping, collaborating and grinding our way forward. We also opened a seed round of funding and pitched a zillion venture capital groups and angel investors. The feedback has been great, but the prevailing view is that we're still too early and they want to see the advanced prototype before getting in. We get that. We want to see the advanced prototype too. So—we're crowdfunding! Crowdfunding is cool because you don't have to be an accredited investor (although they're welcome to invest). Far more people can invest because there's much more flexibility on the amount they want to invest.

Curious about what progress we've made? Check out this list of milestones. We:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota – plus nearly $40K in actual investments or commitments to invest from 12 individuals who believe in our mission.

Hope all is well. Let's connect up north sometime soon.

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hello Davenport SAF-T system advisors,
I hope you all had a great weekend! I'm just reaching out to give you a snapshot of where things stand with our crowdfunding campaign.

We have **10 pledged investments** so far, totaling **$19,800**. Our goal to secure funding is to raise at least **$50K** in investment pledges (or reservations).

There are several ways each of you can help spread the word about our crowdfunding campaign!
- **Follow, like and share our social media posts on Facebook, LinkedIn, and Twitter**
- **Tell your close personal contacts about your role as an advisor and why you believe in what we're doing**
- **Introduce me to a few of your contacts by email and invite us to connect and discuss our campaign**
- **Make a crowdfunding investment in Davenport SAF-T Systems and invite your top 10 contacts to do the same!**
- **Have some other ideas? Let me know and let's roll 'em out!**

Thanks for all you do to increase visibility and support for the SAF-T VEST

Facebook

LinkedIn

Twitter

www.wefunder.com/davenportsaftsystems

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Shelly,
How are you? How is your summer going? Chet (15) fishes almost every chance he gets, Ruby seems to be in a "lightning round" at the U of M - she's taking summer courses and hopes to graduate early. Ethan has been in New York for almost a year, pursuing stage roles (with some success) and waiting tables. Tara is great--and we just marked 28 years of married bliss. The married bliss part I get. 28 years? No way.

I have a quick SAF-T VEST update. Things are really moving! In December we unveiled our 1st generation prototype. In January we received a $28,000 Innovation Grant from the state of Minnesota. In February we added a leading fall researcher to our team! She is Tanvi Bhatt, Ph.D., from the University of Illinois at Chicago and we're collaborating with her on a grant application to the National Institutes of Health!

We're **CROWDFUNDING THE SAF-T VEST!**

This means **you** can "Invest in the 'Vest!" And don't worry - you don't need to be a mega millionaire. You could invest for as little as $100 and still have a stake in our success. Crowdfunding will also help us speed up our progress. For all the details on crowdfunding the SAF-T VEST just check out our new page on Wefunder!

Because it's still early (we're "testing the waters"), I'm only reaching out to my network of friends, family and colleagues. So - thanks in advance for considering! But no matter what you decide--**please SHARE THIS NEWS. Send to your friends and contacts!** That's how crowdfunding works!

Well - let's be in touch and please let me know if you have any questions!
Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

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Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Dr. Mulhern,

It's Ryan Davenport. It was good to see you today at my appointment. Hoping my cholesterol number gets a lot better!!

I'm reaching out with exciting news about our start up, Davenport SAF-T Systems.

We're CROWDFUNDING the SAF-T VEST!

This is our patented, wearable smart vest, designed to detect a fall in progress and deploy a system of airbags in less than 0.4 seconds. They inflate then deflate to absorb the impact with the floor—and prevent rebound. Crowdfunding is awesome because it allows more people the opportunity to invest in start-ups they believe in. You don't have to be an accredited investor and you can get in for as little as $100.

I invite you to have a look at our page on Wefunder and let me know your impressions! Our campaign will help us speed up our development and testing. I'd be thrilled if you invested, but please know there is no obligation. If any question come up, please let me know.

Curious about our progress? That's good due diligence. Here's what we've done so far:

1) Built a working, 1st gen prototype of the SAF-T VEST
2) Received a U.S. Patent
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus more than $32,000 in actual investments or commitments to invest from seven individuals who believe in our mission.

Finally—please share our campaign with other folks in your network. That's how crowdfunding works. It's all about momentum!

I hope you are healthy and enjoying great weather! Let's talk soon!

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

**Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*
***Some necessary "testing the waters" disclosures:*

Hi Nat!
How are you? Long time. Are you getting to enjoy any of this summer? Hope so.

Hey—remember once upon a time I told you about an idea that would help keep old folks safe if they fell? Well—we're still grinding away.

In fact, we're CROWDFUNDING the SAF-T VEST! Crowdfunding, gives more people an opportunity to invest in start-ups and small businesses they believe in. What's cool is you don't have to be an accredited investor and people can get in for as little as $100.

***So, please look at our page on Wefunder and tell me what you think! Our Crowdfunding campaign will help us speed up our development and testing. I would be thrilled if you invested, but please know there is no obligation. If any questions come up about the SAF-T VEST or about crowdfunding in general, please let me know.

By the way, we continue to make good progress. Here's what we've done so far:

1) Built a working, 2nd gen prototype of the SAF-T VEST
2) Received a U.S. Patent on our technology
3) Collaborated with two universities in the development of the SAF-T VEST
4) Formed an elite team of advisors
5) Fielded more than 150 emails to our website from future customers inquiring about price, our commercial launch and pilot study participation
6) Earned a $28,000 Innovation Grant from the state of Minnesota—plus $32,500 in actual investments or commitments to invest from seven individuals who believe in our mission.

Finally, and perhaps MOST IMPORTANT—share our campaign with other folks in your network. That's how Crowdfunding works. It's all about

momentum!

Let's meet up sometime. Iron Ranger?

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey Joel,

Here it is. My crowdfunding page on Wefunder. Could you review and tell me what you think? It's live, but I'm going to do a quiet phase where I reach out to potential bigger investors. I'll ask them for a couple things – consider supporting us with a pledge to invest AND let me know what questions you have that are not covered on the page.

Also – Do you have any folks in your network who might be interested in supporting the campaign? Let's chat!

Thanks for your feedback -verbal or written is fine. By Sunday night?

https://wefunder.com/davenportsaftsystems

Legal Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform Any indication of interest involves no obligation or commitment of any kind.

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com

Hi Art,

It was good to see you last week at Helen and Finley's birthday party. Thank you for asking about our progress with the SAF-T VEST. We are about to open our crowdfunding campaign, and you can take a look at this special website for more information about our start-up and how you can invest.

Here's the link to the website:

https://wefunder.com/davenportsaftsystems

Let me know if you have any questions.

Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
512-210-0192
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

DAVENPORT SAF-T SYSTEMS™

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Joe,

As you know, my father and I, with guidance from our team of advisors, are bringing forward a novel, wearable technology designed to address a public health crisis that gets worse each year.

I'm reaching out because we're about to launch a crowdfunding campaign on Wefunder. The campaign is live now – we're just in a quiet phase. And per SEC rules, **we're only able to accept reservations** to invest in whatever amount individuals are comfortable investing (minimum is just $100). We must hit a minimum number of promised investment amounts before Wefunder opens up its network of one million investors to us.

Would you mind having a look at our page and let me know what you think? I'd be so grateful! We want the page to be compelling and to have a clear value proposition. It should also be informative and inspiring.

As we've discussed, injuries from falls take a devastating toll on millions of older adults, their families and healthcare resources. Fall injuries cost the U.S. about $50B in healthcare costs. According to the CDC, one in four older adults falls each year and one in five falls causes a serious injury. In 2019, some 39,000 people died from fall injuries – about 34,000 involved adults 65 and above.

Jay A. Davenport, M.D., designed the SAF-T VEST to address this crisis. Over the course of his 30-year career he treated countless seniors who suffered terrible injuries from falls. Despite decades of new strategies designed to prevent or reduce falls, the injuries continue to occur at alarming rates each year. So, Jay took a different approach. He concluded if we can't prevent the fall, let's protect those who fall from getting hurt.

With the SAF-T VEST, seniors can walk with confidence, maintain their active lifestyle, and extend their independence.

Thanks in advance for your feedback, Joe! Happy to chat live or feel free to email your thoughts or questions!

Ryan

(Also, per SEC rules, I must include a legal disclaimer, below)

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
Ryan@davenportsaftsystems.com
www.davenportsaftsystems.com

Hi Mariah,
How are you? How is your summer going? Chet (15) fishes almost every chance he gets, Ruby seems to be in a "lightning round" at the U of M--she's taking summer courses and hopes to graduate early. Ethan has been in New York for almost a year, pursuing stage roles (with some success) and waiting tables. Tara is great--and we just marked 28 years of married bliss. The married bliss part I get. 28 years? No way.

I have a quick SAF-T VEST update. Things are really moving! In December we unveiled our 1st generation prototype. In January we received a $28,000 Innovation Grant from the state of Minnesota. In February we added a leading fall researcher to our team. She is Tanvi Bhatt, Ph.D., from the University of Illinois at Chicago and we're collaborating with her on a grant application to the National Institutes of Health!

We're **CROWDFUNDING THE SAF-T VEST!**

This means you can "Invest in the 'Vest!" And don't worry--you don't need to be a mega-millionaire. You could invest for as little as $100 and still have a stake in our success. Crowdfunding will also help us speed up our progress. For all the details on crowdfunding the SAF-T VEST just check out our new page on Wefunder!

Because it's still early (we're 'testing the waters'), I'm only reaching out to my network of friends, family and colleagues. So, thanks in advance for considering! But no matter what you decide, **please SHARE THIS NEWS. Send to your friends and contacts!** That's how crowdfunding works!

Well--let's be in touch and please let me know if you have any questions!

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hi Annika,
How are you? How is your summer going? Chet (15) fishes almost every chance he gets, Ruby seems to be in a "lightning round" at the U of M--she's taking summer courses and hopes to graduate early. Ethan has been in New York for almost a year, pursuing stage roles (with some success) and waiting tables. Tara is great--and we just marked 28 years of married bliss. The married bliss part I get. 28 years? No way.

I have a quick SAF-T VEST update. Things are really moving! In December we unveiled our 1st generation prototype. In January we received a $28,000 Innovation Grant from the state of Minnesota. In February we added a leading fall researcher to our team! She is Tanvi Bhatt, Ph.D., from the University of Illinois at Chicago and we're collaborating with her on a grant application to the National Institutes of Health!

We're **CROWDFUNDING THE SAF-T VEST**!

This means **you** can "Invest in the 'Vest!" And don't worry--you don't need to be a mega-millionaire. You could invest for as little as $100 and still have a stake in our success. Crowdfunding will also help us speed up our progress. For all the details on crowdfunding the SAF-T VEST just check out our new page on Wefunder!

Because it's still early (we're "testing the waters"), I'm only reaching out to my network of friends, family and colleagues. So–thanks in advance for considering! But no matter what you decide–**please SHARE THIS NEWS. Send to your friends and contacts!** That's how crowdfunding works!

Well--let's be in touch and please let me know if you have any questions!
Best,

Ryan Davenport
Co-Founder and CEO
Davenport SAF-T Systems
612-240-0492
ryan@davenportsaftsystems.com
www.davenportsaftsystems.com
Schedule 30 minutes with Ryan

Legal Disclosure:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Twitter


Davenport SAF-T Systems
wefunder.com


Davenport SAF-T Systems
The cost of falling down is NOT going down.
We have a solution.
Do you know the co$t of a fall injury?
HIP FRACTURE
$50,508 AVG PER PATIENT
NURSING HOMES
$108,408 ANNUALLY


Davenport SAF-T Systems
SAF-T
VEST


Davenport SAF-T Systems

Davenport SAF-T Systems @SafSystems · Oct 1, 2022

In a 2021 study of 882 patients taken to the hospital by ambulance with serious injuries from falls, 80% were men with a median age of 68. The median age for women was 81.
Source: Australian Journal of Paramedicine

wefunder.com/davenportsafts...
Legal notice: tinyurl.com/4cpkmkw7



Davenport SAF-T Systems @SafSystems · Sep 30, 2022

Is just staying home the key to avoiding falls? According to the @NCOAging, more than 1/2 of all falls occur at home. We're building the SAF-T VEST so you can stay active and independent. Learn more:

wefunder.com/davenportsafts...
Legal disclosure: tinyurl.com/4cpkmkw7


SAF-T VEST
DESIGN CONCEPT

Davenport SAF-T Systems @SafSystems · Sep 28, 2022

Did you know?
More than one in four older adults falls each year - but less than half tell their doctor. It's time to start talking about falls and fall injury protection. Learn more:

wefunder.com/davenportsafts...
Legal disclosure: tinyurl.com/4cpkmkw7



wefunder.com
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fal...
The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems @SafSystems · Sep 27, 2022

A hip fracture in an older adult is life-threatening. Nearly all these injuries (95%) are caused by falls.
Do you know someone who fell and hurt themselves? Here's how you can help:
#crowdfunding
wefunder.com/davenportsafts...
Legal disclosure: tinyurl.com/4cpkmkw7



More compelling evidence that falls are... - Davenport SAF-T Systems | Facebook

Davenport SAF-T Systems
September 24, 2022 at [illegible]

More compelling evidence that falls are a key concern among adults as we age. We're bringing an innovative solution to address this crisis. #FallsPreventionAwarenessWeek
Wefunder.com/davenportsaftsystems
Legal disclosure: Https://tinyurl.com/4cpkmkw7

Davenport SAF-T Systems @SafSystems · Sep 25, 2022
Did you know?
Once an older adult falls for the first time, that individual is twice is likely to fall again. [source: CDC]

wefunder.com/davenportsafts...
Legal disclosure: tinyurl.com/4cpkmkw7



Davenport SAF-T Systems @SafSystems · Sep 24, 2022
Falls are the most common cause of accidental injury among older adults. They're also the leading cause of traumatic brain injury. Sadly, a bad fall could mean it's no longer safe to live at home.

wefunder.com/davenportsafts...
Legal disclosure: tinyurl.com/4cpkmkw7


Jay A. Davenport, M.D.
5 views
0:11 / 0:39

Davenport SAF-T Systems @SafSystems · Sep 24, 2022
Falls are the most common cause of accidental injury among older adults. They're also the leading cause of traumatic brain injury. Sadly, a bad fall could mean it's no longer safe to live at home.

wefunder.com/davenportsafts...
Legal disclosure: tinyurl.com/4cpkmkw7



Davenport SAF-T Systems @SafSystems · Sep 30, 2022
More than 1 in 4 older adults falls each year in the U.S. (CDC)
In 20 years, the number of adults [illegible] and above will increase from [illegible] to [illegible]. (U.S. Census Bureau) #FallsPreventionAwarenessWeek

wefunder.com/davenportsafts...
Legal disclosure: tinyurl.com/4cpkmkw7



wefunder.com
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fal...
The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems @SafSystems · Sep 20, 2022

Did you know?
Half of all nursing home residents in the U.S. fall each year. [Source: Agency for Healthcare Research and Quality]
#FallsPreventionAwarenessWeek

wefunder.com/davenportsafts...
Legal disclosure: tinyurl.com/4cpkmkw7



wefunder.com
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fal...
The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems @SafSystems · Sep 18, 2022

As we mark Falls Prevention Awareness Week, this is a great time to learn how you can reduce your risks of falling. We also think it's time to learn about fall protection. #FallsPreventionAwarenessWeek

wefunder.com/davenportsafts...
Legal Disclosure: tinyurl.com/4cpkmkw7


0:31
4 views
When a person is standing and walking, it would anticipate

1

Don't worry. The SAF-T VEST will have your back. And your hips. And your head. And your elbows...

wefunder.com/davenportsafts... Legal disclosure: tinyurl.com/4cpkmkw7



wefunder.com
Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fal...
The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems @SafSystems · Jul 25, 2022

Did you know? Falls among older adults are the number one cause of fatal and non fatal injury.

wefunder.com/davenportsafts...
Legal Disclosure: tinyurl.com/4cpkmkw7

#crowdfunding #wearabletech #aginginplace


DAVENPORT
SAF-T
SYSTEMS

Davenport SAF-T Systems @SafSystems · Jul 24, 2022

1. Build a smart vest that will protect our loved ones if they fall.
2. Make it light weight and look great.
wefunder.com/davenportsafts...
Legal disclosures: tinyurl.com/4cpkmkw7



Davenport SAF-T Systems @SafSystems · Jul 24, 2022

When it comes to falls, women are 3x more likely than men to hit the ground on their hips, according to a 1994 study. A hip fracture is a life threatening event for older adults.

Invest in the Vest: wefunder.com/davenportsafts...
Legal Disclosure: tinyurl.com/4cpkmkw7



Davenport SAF-T Systems @SafSystems · Jul 23, 2022

According to a 1991 study, most people (60%) fall in a forward direction. The SAF-T VEST is designed with a forward facing donut shaped airbag that inflates in the blink of an eye.

Invest in the Vest: wefunder.com/davenportsafts...
Legal Disclosure: tinyurl.com/4cpkmkw7



Davenport SAF-T Systems @SafSystems · Jul 22, 2022

Let's crowd in invest in the VEST
wefunder.com/davenportsafts...
Legal disclosure: tinyurl.com/4cpkmkw7


WE'RE MAKING PROGRESS!
THE SAF-T VEST CROWDFUNDING CAMPAIGN HAS LANDED 15 INVESTORS SO FAR!
WE NEED TO RAISE AT LEAST $50,000 IN PLEDGED INVESTMENTS OR THE CAMPAIGN FAILS AND WE GET NOTHING!
DAVENPORT
SAF-T
SYSTEMS

Davenport SAF-T Systems @SafSystems · Jul 22, 2022

Another reason we're crowdfunding the SAF-T VEST ...

www.wefunder/davenportsaftsystems

Legal Disclosure: tinyurl.com/[illegible]


DID YOU KNOW...?
EACH YEAR ABOUT 300,000 OLDER ADULTS IN THE U.S. ARE HOSPITALIZED FOR HIP FRACTURES. MORE THAN 95% OF HIP FRACTURES ARE CAUSED BY FALLS. #INVEST IN THE 'VEST!
DAVENPORT SAF-T

Davenport SAF-T Systems @SafSystems · Jul 1, 2022

Do you worry about a loved one suffering a fall injury? I do. Her name is Martha.

Now your turn. First name only, please.

Help us develop the SAF-T VEST & have a stake in our success! More at: wefunder.com/davenportsafts...

Legal disclosure: tinyurl.com/[illegible]



wefunder.com

Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fal...

The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems @SafSystems · Jun 29, 2022

[illegible] CROWDFUNDED! Our SAF-T VEST campaign is gaining MAJOR momentum! Learn how you can "Invest in the Vest" and help us speed up our progress. wefunder.com/davenportsafts...

Important legal disclosures. tinyurl.com/[illegible]



wefunder.com

Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fal...

The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

Davenport SAF-T Systems @SafSystems · Jun 7, 2022

Absolutely thrilled to announce: We're crowdfunding!

Help us turbocharge our progress! All the deets below:

help.wefunder.com/testing-the-wa...



wefunder.com

Invest in Davenport SAF-T Systems: The SAF-T VEST will detect a fal...

The SAF-T VEST will detect a fall and deploy airbags to reduce risk of injury.

2

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